As filed with the Securities and Exchange Commission on October 4, 2010

Registration No. 333-167934

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4

to

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VERA BRADLEY, INC.

(Exact name of registrant as specified in its charter)

Indiana	3171	27-2935063
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2208 Production Road

Fort Wayne, Indiana 46808

Phone: (877) 708-8372

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Michael C. Ray

Chief Executive Officer

Vera Bradley, Inc.

2208 Production Road

Fort Wayne, Indiana 46808

Phone: (877) 708-8372

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Steven J. Gavin, Esq. Arlene K. Lim, Esq. Winston & Strawn LLP 35 West Wacker Drive Chicago, Illinois 60601 Phone: (312) 558-5600 Fax: (312) 558-5700	Patrick Daugherty, Esq. Foley & Lardner LLP 321 North Clark Street Chicago, Illinois 60654 Phone: (312) 832-4500 Fax: (312) 832-4700

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☐

If this Form is to be a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☐

If this Form is a post-effective amendment pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☐

Indicate by check mark whether the registrant is a large accelerated filed, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated October 4, 2010

PROSPECTUS

Vera Bradley, Inc.

11,000,000 Shares of Common Stock

We are selling 3,333,334 shares of common stock and the selling shareholders are selling 7,666,666 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $14.00 and $16.00 per share. We have applied to list our common stock on The Nasdaq Global Market under the symbol “VRA”.

Investing in our common stock involves risks. See “Risk Factors” section beginning on page 8 for a description of various risks you should consider in evaluating an investment in the shares.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling shareholders	$	$

The underwriters have a 30-day option to purchase up to 1,650,000 additional shares from certain selling shareholders on the same terms set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to purchasers on or about                     , 2010.

Baird	Piper Jaffray

Wells Fargo Securities	KeyBanc Capital Markets	Lazard Capital Markets

                    , 2010

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since those dates.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes estimates of market share and industry data and forecasts that we obtained from industry publications and surveys. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third party sources, nor have we ascertained the underlying economic assumptions relied upon therein.

BASIS OF PRESENTATION

In January 2008, we changed our fiscal year end from December 31 to the Saturday closest to January 31. Accordingly, references in this prospectus to fiscal years 2012, 2011, 2010 and 2009 refer to the years ended January 28, 2012, January 29, 2011, January 30, 2010 and January 31, 2009, respectively, and references to calendar years 2007, 2006 and 2005 refer to the years ended December 31, 2007, December 31, 2006 and December 31, 2005, respectively. Certain differences in the numbers in the tables and text throughout this prospectus may exist due to rounding.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto contained in this prospectus, before making an investment in shares of our common stock. Unless otherwise indicated, the information in this prospectus assumes (1) completion of the reorganization transaction (as defined below), (2) completion of the stock split (as defined below) and (3) that the underwriters will not exercise their over-allotment option to purchase an additional 1,650,000 shares.

We are a newly-formed Indiana corporation that has not, to date, conducted any activities other than those incident to our formation and the preparation of this prospectus. We were formed solely for the purpose of reorganizing the corporate structure of Vera Bradley Designs, Inc. We expect the shareholders of Vera Bradley Designs, Inc. will contribute all of their equity interests in that corporation to us in return for shares of our common stock on a one-for-one basis. As a result, Vera Bradley Designs, Inc. will become our wholly-owned subsidiary. We refer to the foregoing as our reorganization transaction. As used in this prospectus, except where the context otherwise requires or where otherwise indicated, the terms “company,” “Vera Bradley,” “we,” “our,” and “us” refer to Vera Bradley Designs, Inc. and its subsidiaries before the reorganization transaction, and Vera Bradley, Inc. and its subsidiaries, including Vera Bradley Designs, Inc., after the reorganization transaction.

Our Company

Vera Bradley is a leading designer, producer, marketer and retailer of stylish and highly-functional accessories for women. Our products include a wide offering of handbags, accessories and travel and leisure items. Over our 28-year history, Vera Bradley has become a true lifestyle brand that appeals to a broad range of consumers. Our brand vision is accessible luxury that inspires a casual, fun and family-oriented lifestyle. We have positioned our brand to highlight the high quality, distinctive and vibrant styling and functional design of our products. Frequent releases of new designs help keep the brand fresh and our customers continually engaged.

Our recent growth reflects the expanding demographic appeal of our brand and product offerings. Our customers span generations and include young girls, teens, college students, young professionals, mothers and grandmothers. Our broad product offerings enable our customers to express their personal style in all aspects of their lives, whether at the beach, a weekend getaway, school or work.

We generate net revenues by selling products through two reportable segments: Indirect and Direct. As of July 31, 2010, our Indirect business consisted of sales of Vera Bradley products to approximately 3,300 independent retailers, substantially all of which are located in the U.S., as well as select national retailers and third party e-commerce sites. As of July 31, 2010, our Direct business consisted of sales of Vera Bradley products through our 31 full-price stores, our two outlet stores, verabradley.com, and our annual outlet sale in Fort Wayne, Indiana.

Our net revenues have grown from $238.6 million in fiscal year 2009 to $288.9 million in fiscal year 2010, reflecting a growth rate of 21.1%. During fiscal year 2010, net revenues in our Indirect and Direct segments grew 15.2% and 35.1%, respectively. In mid-September 2007, we opened our first full-price Vera Bradley store, growing our store base to 31 full-price stores as of July 31, 2010. Our full-price stores produced comparable-store sales increases of 36.4% in fiscal year 2010 compared to fiscal year 2009 and 26.0% in the six months ended July 31, 2010 compared to the six months ended August 1, 2009. In addition, we have experienced strong sales growth in our e-commerce business in recent years.

Evolution of Our Business

Beginning in 2005, we embarked on a series of strategic initiatives designed to take advantage of the growing interest in the Vera Bradley brand. These initiatives were designed to strengthen and enhance our business and operating model, expand our demographic and geographic market opportunity and position us for future growth. The core components of these initiatives include the following:

Merchandising Strategy.  To appeal to a broader range of consumers, we developed a mix of pattern and product offerings specifically targeted at different consumer demographics, refined our product release strategy to significantly expand our product portfolio and increased the number of new patterns released as well as the frequency of new product launches. In addition, we substantially enhanced our visual merchandising strategy, focusing on a consistent presentation of Vera Bradley as a lifestyle brand.

Multi-Channel Distribution Capability.  In 2006, we initiated a Direct channel strategy that was designed to expand our brand presence and broaden our consumer demographic while complementing the growing Indirect channel of our business. The first step in establishing the Direct channel of our business was selling directly to consumers through verabradley.com beginning in 2006. In mid-September 2007, we opened our first full-price store. In fiscal year 2010, we had more than 23 million visits to verabradley.com, and as of July 31, 2010, we had 31 full-price stores and two outlet stores.

Infrastructure Investment.  Beginning in 2005, we made a series of investments to strengthen our supply chain capabilities, product development processes and information systems, resulting in substantial cost savings and a more flexible and scalable operating structure. During this period, we shifted our production from a primarily domestic manufacturing model to a more cost-effective global sourcing platform. In 2007, we opened a state-of-the-art warehouse and distribution facility in Fort Wayne, Indiana.

Competitive Strengths

We believe the following competitive strengths differentiate us within the marketplace and provide a strong foundation for our future growth:

Strong Brand Identity and Positioning.  We believe the Vera Bradley brand is highly recognized for its distinctive and vibrant style. Vera Bradley is positioned in the market as a lifestyle brand that inspires consumers to express their individuality and sense of style. We have also positioned our brand to highlight the high quality and functional attributes of our products. The Vera Bradley brand is more price accessible than many competing brands, which allows us to attract a wide range of consumers and inspire repeat purchases.

Exceptional Customer Loyalty.  We believe that, as consumers become familiar with the Vera Bradley brand and begin using our products, they become loyal and enthusiastic brand advocates. We believe enthusiasm for our brand inspires repeat purchases and helps us expand our customer base. Our customers often purchase our products as gifts for family and friends, who, in turn, become loyal customers.

Product Development Expertise.  Our product development team combines an understanding of consumer preferences with a knowledge of color, fashion and style trends to design our products. Our highly creative design associates utilize a disciplined product design process that seeks to maximize the productivity of our product releases and drive consumer demand.

Dynamic Multi-Channel Distribution Model.  We offer our products through a diverse choice of shopping options across channels that are intimate, highly shop-able, fun and characteristic of our brand. Whether at a Vera Bradley store, an independent specialty retail store or verabradley.com, we believe consumers have an opportunity to find the brand in places that match their unique shopping interests. Our multi-channel distribution model enables us to maximize brand exposure and customer access to our products.

Established Network of Indirect Retailers.  Our Indirect business consists of an established and diverse network of over 3,300 independent retailers. This channel of gift, apparel and accessories, travel and specialty retailers, located throughout the U.S., provides a strong foundation for our future growth. Our Indirect retailers include some of the brand’s strongest advocates and their passion has been instrumental in the development of our brand.

Distinctive Retail Stores.  Our stores provide a shopping experience that is uniquely “Vera Bradley.” We bring the Vera Bradley brand to life in our stores through visual presentation of our wide range of product offerings, the stylish, inviting décor of our stores and personalized service from our friendly and knowledgeable sales associates. We believe the distinctive shopping experience and personalized service encourage repeat visits and multiple purchases.

Unique Company Culture.  We were founded in 1982 by two friends, Barbara Bradley Baekgaard and Patricia R. Miller, who built our company around their passion for design and commitment to customer service. We believe our founders created a unique company culture that attracts passionate and motivated employees who are excited about our products and our brand. Our employees share our founders’ commitment to Vera Bradley customers. We believe that a fun, friendly and welcoming work environment fosters creativity and collaboration and that, by empowering our employees to become personally involved in product design, testing and marketing, they become passionate and devoted brand advocates.

Experienced Management Team.  Our senior management team led by Michael C. Ray, our Chief Executive Officer, has extensive experience across a diverse range of disciplines in product design, merchandising, marketing, store development, supply chain management and finance. The current management team has been instrumental in the development and execution of our long-term strategies.

Growth Strategies

We believe there are significant opportunities to expand our business and increase our net revenues and net income through the execution of the following growth strategies:

Grow in Underpenetrated U.S. Markets.  Our historic growth focused primarily on the eastern U.S., and accordingly the Vera Bradley brand is most recognized in that region. In recent years, we have successfully expanded our Indirect and Direct channels in key developing markets in the midwest and southwest. We believe the success of our expansion efforts is a testament to the strength and portability of our brand and the power of our multi-channel distribution capabilities. We intend to rely on these strengths to further penetrate our existing markets and successfully expand both Direct and Indirect channels of our business into relatively underpenetrated markets in the midwest, southwest and west.

Expand Our U.S. Store Base.  We plan to expand our retail presence in the U.S. by opening new stores. We believe that the market in the U.S. can support at least 300 Vera Bradley full-price stores. We plan to open nine full-price stores and three outlet stores over the course of fiscal year 2011. We plan to open 14 to 16 new stores over the course of fiscal year 2012 and 14 to 20 new stores annually for the following five fiscal years. We believe that expansion of our store base complements our Indirect segment by increasing brand awareness and reinforcing our brand image.

Drive Comparable-Store Sales and Our E-Commerce Business.  We have several ongoing initiatives to drive comparable-store sales growth, including focusing on store-level merchandising programs and enhancing in-store customer service and selling capabilities. As a key element of our Direct channel strategy, we will continue to grow our e-commerce business through focused marketing efforts, online merchandising initiatives and social networking sites such as Facebook and Twitter. We believe our retail and e-commerce businesses are complementary and facilitate frequent contact with our customers.

Expand Our Product Offerings.  We design products to “accessorize a woman’s life” and believe this core competence serves as a platform for growth within and beyond our current product lines. We have expanded our product offerings to include new line extensions, such as our “Vera Vera” microfiber collection, and brand extensions, such as our recently launched paper and stationery collection. We believe that opportunities exist to “accessorize a woman’s life” through complementary product collections that fit within our positioning as a lifestyle brand.

Risk Factors

Our business is subject to risks, as discussed more fully in the section entitled “Risk Factors” beginning on page 8. In particular, the following risks, among others, may have an adverse effect on our growth strategies, which could cause a decrease in the price of our common stock and result in a loss of all or a portion of your investment:

¡	possible adverse changes in general economic conditions and their impact on consumer confidence and consumer spending;

¡	possible inability to predict and respond in a timely manner to changes in consumer demand;

¡	possible loss of key management or design associates or inability to attract and retain the talent required for our business;

¡	possible inability to maintain and enhance our brand;

¡	possible inability to successfully implement our growth strategies or manage our growing business;

¡	possible inability to successfully open and operate new stores as planned; and

¡	possible inability to sustain levels of comparable-store sales.

Reorganization Transaction and Stock Split

Vera Bradley, Inc. is a newly-formed Indiana corporation that has not, to date, conducted any activities other than those incident to our formation and the preparation of this prospectus. We were formed solely for the purpose of reorganizing the corporate structure of Vera Bradley Designs, Inc.

Prior to the effectiveness of the registration statement of which this prospectus is a part, the shareholders of Vera Bradley Designs, Inc. will contribute all of their shares of Class A Voting Common Stock and Class B Non-Voting Common Stock of Vera Bradley Designs, Inc. to us in return for shares of our Class A Voting Common Stock and Class B Non-Voting Common Stock, respectively, on a one-for-one basis. As a result, Vera Bradley Designs, Inc. will become our wholly-owned subsidiary. We refer to the foregoing in this prospectus as our “reorganization transaction.”

Upon the completion of the reorganization transaction, the only asset of Vera Bradley, Inc. will be its investment in Vera Bradley Designs, Inc., and all of our operations will be conducted through Vera Bradley Designs, Inc.

In addition, following the reorganization transaction and prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to recapitalize all of our Class A Voting Common Stock and Class B Non-Voting Common Stock into a single class of common stock and authorize and effectuate a 36.084-for-1 stock split of all outstanding shares of our common stock. We refer to the foregoing in this prospectus as our “stock split.”

Company Information

Our principal executive offices are located at 2208 Production Road, Fort Wayne, Indiana, 46808, and our telephone number at that address is (877) 708-8372. Our website is www.verabradley.com. The information contained on our website or that can be accessed through our website is not part of this prospectus.

Prior to the completion of the reorganization transaction, we were taxed as an “S” Corporation for purposes of federal and state income taxes. Accordingly, each of our shareholders has been required to include his or her portion of our taxable income or loss on his or her federal and state income tax returns. Upon the consummation of the reorganization transaction, our “S” Corporation status will automatically terminate and we will thereafter be subject to increased taxes.

“Vera Bradley” is a trademark of Vera Bradley. All other trademarks appearing in this prospectus are the property of their respective owners.

Summary Consolidated Financial and Other Data

The following table presents summary consolidated financial and other data for the periods and at the dates indicated and certain pro forma information to reflect our conversion from an “S” Corporation to a “C” Corporation for tax purposes and to reflect the reorganization transaction. The summary income statement data for the fiscal years ended January 31, 2009 and January 30, 2010 and summary consolidated balance sheet data as of January 31, 2009 and January 30, 2010 are derived from our consolidated financial statements audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, included elsewhere in this prospectus. The summary income statement data for the six months ended August 1, 2009 and July 31, 2010 and the summary balance sheet data as of July 31, 2010 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the following information together with the more detailed information contained in “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

($ in thousands, except per share data and as otherwise indicated)	Fiscal Years Ended		Six Months Ended
	January 31, 2009(1)	January 30, 2010	August 1, 2009	July 31, 2010
			(unaudited)	(unaudited)
Consolidated Statements of Income:
Net revenues	$238,577	$288,940	$131,087	$165,078
Cost of sales	115,473	137,803	66,850	69,441

Gross profit	123,104	151,137	64,237	95,637
Selling, general and administrative expenses	109,195	116,168	54,724	72,585
Other income	13,282	10,743	4,980	3,912

Operating income	27,191	45,712	14,493	26,964
Interest expense, net	2,511	1,604	1,015	644

Income before state income taxes	24,680	44,108	13,478	26,320
State income taxes	1,009	889	315	356

Net income	$23,671	$43,219	$13,163	$25,964

Basic net income per common share	$0.66	$1.20	$0.36	$0.72
Diluted net income per common share	0.66	1.20	0.36	0.72
Basic weighted average shares outstanding	36,087,742	36,087,742	36,087,742	36,087,742
Diluted weighted average shares outstanding	36,087,742	36,087,742	36,087,742	36,090,810

Pro Forma Data (unaudited):
Pro forma interest expense, net	—	$2,472	—	$1,209
Pro forma income tax provision	—	17,296	—	10,302
Pro forma net income(2)	—	25,944	—	15,453
Pro forma basic and diluted net income per common share(3)	—	0.65	—	0.39

Net Revenues by Segment:
Indirect	$167,454	$192,829	$87,861	$101,532
Direct	71,123	96,111	43,226	63,546

Total	$238,577	$288,940	$131,087	$165,078

Full-Price Store Data:(4)
Total stores open at end of period	21	26	23	31
Comparable-store sales increase(5)	8.0%	36.4%	36.1%	26.0%
Total gross square footage at end of period	39,285	48,285	43,199	56,264
Average net revenues per gross square foot(6)	$578	$615	$306	$349

($ in thousands)	Actual July 31, 2010	Pro forma July 31, 2010(7)	Pro forma as adjusted July 31, 2010(8)
	(unaudited)	(unaudited)	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,592	$7,592	$7,592
Working capital	71,314	85,988	85,988
Total assets	169,169	179,789	179,789
Long-term debt, including current portion	33,153	134,154	90,154
Shareholders’ equity (deficit)	84,773	(8,148)	35,852

(1)	In January 2008, we changed our fiscal year end from December 31 to the Saturday closest to January 31. In connection with our fiscal year end change, fiscal year 2009 included activity for greater than 52 weeks. This was a one-time occurrence and did not have a material effect on our results of operations.

(2)	The unaudited pro forma income statement information for the fiscal year ended January 30, 2010 and for the six months ended July 31, 2010 gives effect to:

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an adjustment for income tax expense as if we had been a “C” Corporation as of February 1, 2009 at an assumed combined federal, state, and local effective income tax rate of 40%, which approximates the calculated effective tax rate for each period, equal to $16,754 and $10,172, respectively; and

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an adjustment to interest expense as if the borrowings under our amended and restated credit facility and the issuance of the undistributed taxable earnings notes had occurred as of February 1, 2009, which approximates $868 and $565, respectively, and a related income tax expense adjustment of $347 and $226, respectively.

An assumed increase or decrease of 1/8 of one percent in the interest rate of the amended and restated credit facility and undistributed taxable earnings notes, which have a variable interest rate, would impact total pro forma interest expense for the fiscal year ended January 30, 2010 and for the six months ended July 31, 2010 by $168 and $84, respectively.

(3)	Reflects the (i) increase in the number of shares which would be sufficient to replace the capital in excess of earnings being withdrawn from the anticipated reorganization transaction and (ii) the vesting of restricted stock awards upon the initial public offering. The pro forma adjustment to basic and diluted weighted average shares outstanding both for the fiscal year ended January 30, 2010 and for the six months ended July 31, 2010 is 4.02 million shares.

(4)	These data exclude our two outlet stores as of July 31, 2010.

(5)	Comparable-store sales are the net revenues of our stores that have been open at least 12 full fiscal months as of the end of the period. Increase or decrease is reported as a percentage of the comparable-store sales for the same period in the prior fiscal year. Remodeled stores are included in comparable-store sales unless the store was closed for a portion of the current or comparable prior period or the remodel resulted in a significant change in square footage.

(6)	Dollars not in thousands. Average net revenues per gross square foot is calculated by dividing total net revenues for our stores that have been open at least 12 full fiscal months as of the end of the period by total gross square footage for those stores.

(7)	This column gives effect to the reorganization transaction as described under “Description of Capital Stock—Reorganization Transaction,” including (i) our issuance of the undistributed taxable earnings notes to our existing shareholders in the aggregate principal amount equal to 100% of our undistributed taxable income from the date of our formation through July 31, 2010 as a final distribution resulting from the termination of our “S” Corporation status, equal to approximately $100,000, (ii) borrowings of $62,034 under our amended and restated credit facility to repay our existing shareholders $56,000 of the $100,000 undistributed taxable earnings notes; borrowings of $5,033 to repay the current portion of our existing long-term debt; and borrowings of $1,001 to pay debt issuance costs, (iii) an increase in net deferred tax assets of $7,170 assuming our “S” Corporation status terminated on July 31, 2010, and (iv) the vesting of 1.086 million restricted stock awards, which increases additional paid-in capital by $15,700.

(8)	This column gives effect to (i) the sale by us of 3,333,334 shares of our common stock in this offering assuming an initial public offering price of $15.00 per share, the midpoint of the filing range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the estimated proceeds from this offering as described under “Use of Proceeds.”

The Offering

Common stock offered by us	3,333,334 shares

Common stock offered by selling shareholders	7,666,666 shares (excluding up to 1,650,000 shares that may be sold by the selling shareholders upon exercise of the underwriters’ over-allotment option)

Total shares offered	11,000,000 shares

Common stock outstanding after the offering(1)	40,506,667 shares

Use of proceeds	We expect our net proceeds from this offering will be approximately $44.0 million, after deducting the underwriting discounts and commissions and estimated expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. We intend to use substantially all of the net proceeds from this offering to pay in full the principal amount of the undistributed earnings notes held by our existing shareholders in connection with our final “S” Corporation distribution. See “Use of Proceeds.”

Dividend policy	We do not anticipate paying dividends on our common stock. We intend to retain earnings to fund our working capital needs and growth opportunities.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq Global Market symbol	“VRA”

(1)	The number of shares of our common stock outstanding after the offering set forth above is based on 40,506,667 shares of common stock outstanding as of , 2010 after giving effect to the reorganization transaction as described under “Description of Capital Stock—Reorganization Transaction” and the stock split as described under “Description of Capital Stock—Stock Split” and includes the shares to be sold by us in this offering. The number of shares outstanding after the offering does not include an aggregate of 6,076,000 shares of common stock reserved for issuance under our 2010 Equity and Incentive Plan (the “2010 Plan”), which we intend to adopt in connection with the completion of this offering.

RISK FACTORS

You should carefully consider each of the risk factors set forth below and all of the other information in this prospectus before deciding to invest in our common stock. If any of the events described below occur, then our business, financial condition or results of operations could be harmed. In such an event, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

Changes in general economic conditions, and their impact on consumer confidence and consumer spending, could adversely impact our results of operations.

Our performance is subject to general economic conditions and their impact on levels of consumer confidence and consumer spending. In recent years, consumer confidence and consumer spending deteriorated significantly, influenced by fluctuating interest rates and credit availability, changing fuel and other energy costs, fluctuating commodity prices, higher levels of unemployment and consumer debt levels, reductions in net worth based on market declines, home foreclosures and reductions in home values and general uncertainty regarding the overall future economic environment. Consumer purchases of discretionary items, including our merchandise, generally decline during periods when disposable income is adversely affected or there is economic uncertainty, and this could adversely impact our results of operations. In the event of another significant economic downturn, we could experience lower than expected net revenues, which could force us to delay or slow the implementation of our growth strategies and adversely impact our results of operations.

Our inability to predict and respond in a timely manner to changes in consumer demand could adversely affect our net revenues and results of operations.

Our success depends on our ability to gauge the fashion tastes of our customers and to provide merchandise that satisfies consumer demand in a timely manner. Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. We cannot assure you that we will be able to continue to develop appealing patterns and styles or meet changing consumer demands in the future. If we misjudge the market for our products, then we may be faced with significant excess inventories for some products and missed opportunities for other products. Merchandise misjudgments could adversely impact our net revenues and results of operations.

Our results of operations could suffer if we lose key management or design associates or are unable to attract and retain the talent required for our business.

Our performance depends largely on the efforts and abilities of our senior management and product development teams. These executives and design associates have substantial experience in our business and have made significant contributions to our growth and success. We do not have employment agreements with any of our key executives or design associates. The unexpected loss of services of certain of these individuals could have adverse impacts on our business and results of operations. As our business grows and we open new stores, we will need to attract and retain additional qualified employees and develop, train and manage an increasing number of management-level, sales and other employees. Competition for qualified employees is intense. We cannot assure you that we will be able to attract and retain employees as needed in the future.

Our business depends on a strong brand. If we are unable to maintain and enhance our brand, then we may be unable to sell our products, which would adversely impact our results of operations.

We believe that the brand image that we have developed has contributed significantly to the success of our business. We also believe that maintaining and enhancing the Vera Bradley brand is critical to maintaining and expanding our customer base. Maintaining and enhancing our brand may require us to make substantial investments in areas such as product design, store operations and community relations. These investments might not succeed. If we are unable to maintain or enhance our brand image, then our results of operations would be adversely impacted.

If we are unable to successfully implement our growth strategies or manage our growing business, then our future operating results could suffer.

The success of our growth strategies, alone or collectively, will depend on various factors, including the appeal of our product designs, retail presentation to consumers, competitive conditions and economic conditions. If we are unsuccessful in implementing some or all of our strategies or initiatives, our future operating results could be adversely impacted.

Successful implementation of our strategies will require us to manage our growth. To manage our growth effectively, we will need to continue to increase production while maintaining strict quality control. We also will need to continue to improve and invest in our systems and processes to keep pace with planned increases in demand. We could suffer a decline in sales if our products do not continue to meet our quality control standards or if we are unable to respond adequately to increases in customer demand for our products.

We may not be able to successfully open and operate new stores as planned, which could adversely impact our results of operations.

Our continued growth will depend on our ability to successfully open and operate new stores. We plan to open nine full-price stores and three outlet stores over the course of fiscal year 2011. We plan to open 14 to 16 new stores over the course of fiscal year 2012 and 14 to 20 new stores annually for the following five fiscal years. Our ability to successfully open and operate new stores depends on many factors, including our ability to:

¡	identify suitable store locations, the availability of which is outside our control;

¡	negotiate acceptable lease terms, including desired tenant improvement allowances;

¡	hire, train and retain store personnel and management;

¡	assimilate new store personnel and management into our corporate culture;

¡	source and manufacture inventory; and

¡	successfully integrate new stores into our existing operations and information technology systems.

The success of new store openings may also be affected by our ability to initiate marketing efforts in advance of opening our first store in a particular region. Additionally, we will encounter pre-operating costs and we may encounter initial losses while new stores commence operations, which could strain our resources and adversely impact our results of operations.

Our inability to sustain levels of comparable-store sales could cause our stock price to decline.

We may not be able to sustain the levels of comparable-store sales that we have experienced in the recent past. If our future comparable-store sales decline or fail to meet market expectations, then the price of our common stock could decline. Also, the aggregate results of operations of our stores have fluctuated in the past and will fluctuate in the future. Numerous factors influence comparable-store sales, including fashion trends, competition, national and regional economic conditions, pricing, inflation, the timing of the release of new merchandise and promotional events, changes in our merchandise mix, inventory shrinkage, marketing programs and weather conditions. In addition, many companies with retail operations have been unable to sustain high levels of comparable-store sales during and after periods of substantial expansion. These factors may cause our comparable-store sales results to be lower in the future than in recent periods or lower than expectations, either of which could result in a decline in the price of our common stock.

We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs.

We do not own any real estate other than our warehouse and distribution facility. We lease our corporate headquarters, our other offices and all of our store locations. We typically occupy our stores under operating leases with terms of ten years. We have been able to negotiate favorable rental rates over the last year due in part to the state of the economy and high vacancy rates within some shopping centers, but there is no assurance that we will be able to continue to negotiate such favorable terms. Some of our leases have early cancellation clauses, which permit the lease to be terminated by us or the landlord if certain sales levels are not met in specific periods or if the shopping center does not meet specified occupancy standards. In addition to future minimum lease payments, some of our store leases provide for the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our lease agreements have escalating rent provisions over the initial term and any extensions. As we expand our store base, our lease expense and our cash outlays for rent under lease agreements will increase. Our substantial operating lease obligations could have significant negative consequences, including:

¡	requiring that a substantial portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes;

¡	increasing our vulnerability to general adverse economic and industry conditions;

¡	limiting our flexibility in planning for or reacting to changes in our business or industry; and

¡	limiting our ability to obtain additional financing.

Any of these consequences could place us at a disadvantage with respect to our competitors. We depend on cash flow from operating activities to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities to fund these expenses and needs, then we may not be able to service our lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which would harm our business.

Additional sites that we lease may be subject to long-term non-cancelable leases if we are unable to negotiate our current standard lease terms. If an existing or future store is not profitable and we decide to close it, then we may nonetheless be committed to perform our obligations under the applicable lease, including paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under the lease. Our inability to enter new leases or renew existing leases on acceptable terms or be released from our obligations under leases for stores that we close would, in any such case, affect us adversely.

We operate in a competitive market. Our competitors might develop products more popular with consumers than our products.

The market for handbags, accessories and travel and leisure items is competitive. Our competitive challenges include:

¡	attracting consumer traffic;

¡	sourcing and manufacturing merchandise efficiently;

¡	competitively pricing our products and achieving customer perception of value;

¡	maintaining favorable brand recognition and effectively marketing our products to consumers in diverse market segments;

¡	developing designs that appeal to a broad range of demographic and age segments;

¡	developing high-quality products; and

¡	establishing and maintaining good working relationships with our Indirect retailers.

In our Indirect business, we compete with numerous manufacturers, importers and distributors of handbags, accessories and other products for the limited space available for the display of such products to the consumer. In our Direct business, we compete against other gift and specialty retailers, department stores, catalog retailers and Internet businesses that engage in the retail sale of similar products. Moreover, the general availability of contract manufacturing allows new entrants easy access to the markets in which we compete, which may increase the number of competitors and adversely affect our competitive position and our business.

We rely on various contract manufacturers to produce a significant majority of our products and generally do not have long-term contracts with our manufacturers. Disruptions in our contract manufacturers’ systems, losses of manufacturing certifications or other actions by these manufacturers could increase our cost of sales, adversely affect our net revenues and injure our reputation and customer relationships, thereby harming our business.

Our various contract manufacturers produce a significant majority of our products. We generally do not enter into long-term formal written agreements with our manufacturers and instead transact business with each of them on an order-by-order basis. In the event of a disruption in our contract manufacturers’ systems, we may be unable to locate alternative manufacturers of comparable quality at an acceptable price, or at all. Identifying a suitable manufacturer is an involved process that requires us to become satisfied with the prospective manufacturer’s quality control, responsiveness and service, financial stability and labor practices. Any delay, interruption, or increased cost in the manufactured products that might occur for any reason, such as the lack of long-term contracts or regulatory requirements and the loss of certifications, power interruptions, fires, hurricanes, war or threats of terrorism, could affect our ability to meet customer demand for our products, adversely affect our net revenues, increase our cost of sales and hurt our results of operations. In addition, manufacturing disruption could injure our reputation and customer relationships, thereby harming our business.

We rely on various suppliers to supply a significant majority of our raw materials. Disruption in the supply of raw materials could increase our cost of goods sold and adversely affect our net revenues.

We generally do not enter into long-term formal written agreements with our suppliers and typically transact business with each of them on an order-by-order basis. As a result, we cannot assure you that there will be no significant disruption in the supply of fabrics or raw materials from our current sources or, in the event of a disruption, that we would be able to locate alternative suppliers of materials of comparable quality at an acceptable price, or at all.

We rely on a single warehouse and distribution facility for all of the products we sell. Disruption to that facility could adversely impact our results of operations, and expansion of that facility could have unpredictable adverse effects.

Our warehouse and distribution operations are currently concentrated in a single company-owned distribution center in Fort Wayne, Indiana. Any significant disruption in the operation of the facility due to natural disaster or severe weather, or events such as fire, accidents, power outages, system failures or other unforeseen causes, could devalue or damage a significant portion of our inventory and could adversely affect our product distribution and sales until such time as we could secure an alternative facility. In addition, our growth could require us to expand our current facility, which could affect us adversely in ways that we cannot predict.

The cost of raw materials could increase our cost of sales and cause our results of operations to suffer.

Fluctuations in the price, availability and quality of fabrics or other raw materials used to manufacture our products, as well as the price for labor, marketing and transportation, could have adverse impacts on our cost of sales and our ability to meet our customers’ demands. Because a key component of our quilted products is petroleum-based, the cost of oil affects the cost of our products. Upward movement in the price of oil in the global oil markets would also likely result in rising fuel and freight prices, which could increase our shipping costs. In addition, fluctuations in the price of cotton, our primary raw material, could have an adverse impact on our cost of sales. In the future, we may not be able to pass all or a portion of higher costs on to our customers.

Our business is subject to the risks inherent in global sourcing and manufacturing activities.

We source our fabrics primarily from manufacturers in China and South Korea and outsource the production of a significant majority of our products to companies in Asia. We are subject to the risks inherent in global sourcing and manufacturing, including, but not limited to:

¡	exchange rate fluctuations and trends;

¡	availability of raw materials;

¡	compliance with labor laws and other foreign governmental regulations;

¡	compliance with U.S. import and export laws and regulations;

¡	disruption or delays in shipments;

¡	loss or impairment of key manufacturing sites;

¡	product quality issues;

¡	political unrest; and

¡	natural disasters, acts of war and terrorism and other external factors over which we have no control.

Significant disruption of manufacturing for any of the above reasons could interrupt product supply and, if not remedied in a timely manner, could have an adverse impact on our results of operations. Additionally, we do not have complete oversight over our contract manufacturers. Violation of labor or other laws by those manufacturers, or the divergence of a contract manufacturer’s labor or other practices from those generally accepted as ethical in the U.S. or other markets in which we may in the future do business, could also draw negative publicity for us and our brand, diminishing the value of our brand and reducing demand for our products.

Our ability to source our products at favorable prices, or at all, could be harmed, with adverse effects on our results of operations, if new trade restrictions are imposed or if existing trade restrictions become more burdensome.

A significant majority of our products are currently manufactured for us in Asia. The U.S. and the countries in which our products are produced have imposed and may impose additional quotas, duties, tariffs or other restrictions or regulations or may adversely adjust prevailing quotas, duties or tariffs. Countries impose, modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, which include embargoes, safeguards and customs restrictions, could increase the cost or reduce the supply of products available to us or could require us to modify supply chain organization or other current business practices, any of which could harm our results of operations.

We may be subject to unionization, work stoppages, slowdowns or increased labor costs, especially if the Employee Free Choice Act is adopted.

Currently, none of our employees is represented by a union. Nevertheless, our employees have the right at any time under the National Labor Relations Act to organize or affiliate with a union. If some or all of our workforce were to become unionized, then our business would be exposed to work stoppages and slowdowns as a unionized business. If, in addition, the terms of the collective bargaining agreement were significantly more favorable to union workers than our current pay-and-benefits arrangements, then our costs would increase and our results of operations would suffer. The Employee Free Choice Act of 2007: H.R. 800, or EFCA, was passed in the U.S. House of Representatives in 2007 and the same legislation has been re-introduced as H.R. 1409 and S. 560. President Obama and leaders of Congress have made public statements in support of this bill. Accordingly, the EFCA, or a variant of it, could become law. Enactment of the EFCA could have adverse effects on our business by making it easier for workers to obtain union representation and by increasing the penalties that employers may incur by engaging in labor practices that violate the National Labor Relations Act.

Our results of operations are subject to quarterly fluctuations, which could adversely affect the market price of our common stock.

Our quarterly results of operations may fluctuate significantly as a result of a variety of factors, including, among other things:

¡	the timing of new store openings;

¡	net revenues and profits contributed by new stores;

¡	increases or decreases in comparable-store sales;

¡	shifts in the timing of holidays, particularly in the U.S. and China;

¡	changes in our merchandise mix; and

¡	the timing of new pattern releases and new product introductions.

As a result of these quarterly fluctuations, we believe that comparisons of our sales and operating results between different quarters within a single fiscal year are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of our future performance. Any quarterly fluctuations that we report in the future may not match the expectations of market analysts and investors. This could cause the trading price of our common stock to fluctuate significantly.

We rely on independent transportation providers for substantially all of our product shipments.

We currently rely on independent transportation service providers for substantially all of our product shipments. Our utilization of these delivery services, or those of any other shipping companies that we may elect to use, is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the shipping company’s ability to provide delivery services sufficient to meet our shipping needs.

If for any reason we were to change shipping companies, then we could face logistical difficulties that might adversely affect deliveries, and we would incur costs and expend resources in the course of making the change. Moreover, we might not be able to obtain terms as favorable as those received from the service providers that we currently use, which in turn would increase our costs. We also would face shipping and distribution risks and uncertainties associated with any expansion of our warehouse and distribution facility and related systems.

We plan to use cash provided by operating activities to fund our expanding business and execute our growth strategies and may require additional capital, which may not be available to us.

Our business relies on cash provided by operating activities as our primary source of liquidity. To support our growing business and execute our growth strategies, we will need significant amounts of cash from that source, including funds to pay our lease obligations, build out new store space, purchase inventory, pay personnel, invest further in our infrastructure and facilities and pay for the increased costs associated with operating as a public company. If our business does not generate cash flow from operating activities sufficient to fund these activities, and if sufficient funds are not otherwise available to us from our existing revolving credit facility, then we will need to seek additional capital, through debt or equity financings, to fund our growth. We cannot assure you that we will be able to raise needed cash on terms acceptable to us or at all. Additional debt financing that we may undertake might impose upon us covenants that restrict our operations and strategic initiatives, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our capital stock, make investments and engage in merger, consolidation and asset sale transactions. Equity financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our equity securities may be lower than the price per share of our common stock in this offering. The holders of new securities may also have rights, preferences or privileges that are senior to those of existing holders of common stock. If new sources of financing are required, but are insufficient or unavailable, then we will be required to modify our growth and operating plans based on available funding, if any, which would inhibit our growth and could harm our business.

We face various risks as an e-commerce retailer.

Business risks relating to e-commerce sales include the need to keep pace with rapid technological change, internet security risks, risks of system failure or inadequacy, governmental regulation and taxation. We have contracted with several different companies to maintain and operate various aspects of our e-commerce business and are reliant on them and their ability to perform their tasks, as well as their operational, privacy and security procedures and controls as they affect our business. If the independent contractors on which we rely fail to perform their tasks, we could incur liability or suffer damages to our reputation, or both.

Our copyrights, trademarks and other proprietary rights could conflict with the rights of others, and we may be inhibited from selling some of our products. If we are unable to protect our copyrights and other proprietary rights, then others may sell imitation brand products.

We believe that our registered copyrights, registered and common law trademarks and other proprietary rights have significant value and are critical to our ability to create and sustain demand for our products. Although we have not been inhibited from selling our products in connection with intellectual property disputes, we cannot assure you that obstacles will not arise as we expand our product line and extend our brand as well as the geographic scope of our sales and marketing. We also cannot assure you that the actions taken by us to establish and protect our proprietary rights will be adequate to prevent imitation of our products or infringement of our rights by others. The legal regimes of some foreign countries, particularly China, may not protect proprietary rights to the same extent as the laws of the U.S., and it may be more difficult for us to successfully challenge the use of our proprietary rights by others in these countries. The loss of copyrights, trademarks and other proprietary rights could adversely impact our results of operations. Any litigation regarding our proprietary rights could be time-consuming and costly.

Prior to the completion of the reorganization transaction, we were treated as an “S” Corporation under Subchapter S of the Internal Revenue Code, and claims of taxing authorities related to our prior status as an “S” Corporation could harm us. Possible changes in tax laws also would affect our results.

Upon the completion of the reorganization transaction, our “S” Corporation status will terminate automatically and we will thereafter be subject to increased federal and state income taxes. If the unaudited, open tax years in which we were an “S” Corporation are audited by the Internal Revenue Service, and we are determined not to have qualified for, or to have violated, our “S” Corporation status, we will be obligated to pay back taxes, interest and penalties, and we do not have the right to reclaim tax distributions we have made to our shareholders during those periods. These amounts could include taxes on all of our taxable income while we were an “S” Corporation. Any such claims could result in additional costs to us and could have a material adverse effect on our results of operations and financial condition. In addition, possible changes in federal, state, local and non-U.S. tax laws bearing upon our revenues, income, property or other aspects of our operations or business would, if enacted, affect our results of operations in ways and to a degree that we cannot currently predict.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could have an adverse impact on our business.

Reporting obligations as a public company may place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as a public company we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 so that our management can certify the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on management’s assessment and on the effectiveness of our internal controls over financial reporting by the time our annual report on Form 10-K for fiscal year 2012 is due and thereafter. As a result, we will be required to improve our financial and managerial controls, reporting systems and procedures, to incur substantial expenses to test our systems and to hire additional qualified personnel. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render a favorable opinion on management’s assessment and on the effectiveness of our internal controls over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and loss of public confidence, which could harm our business and cause a decline in our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance timely, which could cause a decline in our stock price and harm our ability to raise capital. Failure to accurately report our financial performance timely could also jeopardize our continued listing on The Nasdaq Global Market.

We will incur significant expenses as a result of being a public company, which will negatively impact our results of operations.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, as well as other rules implemented by the Securities and Exchange Commission (the “SEC”) and by The Nasdaq Stock Market, have required changes in corporate governance practices of public companies. We expect that compliance with these laws, rules and regulations will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly than in the past. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required either to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may become more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and other expenses in the future, which will negatively impact our results of operations.

Our Indirect business could suffer as a result of bankruptcies or operational or financial difficulties of our Indirect retailers.

We do not enter into long-term agreements with any of our Indirect retailers. Instead, we enter into a number of purchase order commitments with our customers for each of our lines every season. A decision by a significant number of Indirect retailers, whether motivated by competitive conditions, operational or financial difficulties, reduced access to capital, or otherwise, to decrease or eliminate the amount of merchandise purchased from us or to change their manner of doing business with us could adversely impact our results of operations. As a result of the recent unfavorable economic environment, we have experienced a softening of demand from a number of Indirect retailers. Although we recommend retail sale prices for our products to our Indirect retailers, we do not provide dealer allowances or other economic incentives to support those prices. Possible promotional pricing or discounting by Indirect retailers in response to softening retail demand could have a negative effect on our brand image and prestige, which might be difficult to counteract as the economy improves.

We sell our Indirect merchandise primarily to specialty retail stores across the U.S. and extend trade credit based on an evaluation of each Indirect retailer’s financial condition, usually without requiring collateral. Perceived financial difficulties of a customer could cause us to curtail or eliminate business with that customer. Pending the resolution of a relationship with a financially troubled Indirect retailer, we might assume credit risk that we would otherwise avoid relating to our receivables from that customer. Inability to collect on accounts receivable from our Indirect retailers would adversely impact our results of operations.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Our common stock has no prior market. We cannot assure you that our stock price will not decline after the offering.

Before this offering, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. The market price of our common stock could be subject to significant fluctuations after this offering. The price of our stock may change in response to variations in our operating results and also may change in response to other factors, including factors specific to fashion retail companies, many of which are beyond our control. Among the factors that could affect our stock price are:

¡	actions by other shopping mall or lifestyle center tenants;

¡	weather conditions, particularly during the holiday shopping period;

¡	the financial projections that we may choose to provide to the public, any changes in these projections or our failure for any reason to meet these projections;

¡	the development and sustainability of an active trading market for our common stock;

¡	the public’s response to press releases or other public announcements by us or others, including our filings with the SEC and announcements relating to litigation;

¡	speculation about our business in the press or the investment community;

¡	future sales of our common stock by our significant shareholders, officers and directors;

¡	our entry into new markets;

¡	strategic actions by us or our competitors, such as acquisitions or restructurings; and

¡	changes in accounting principles.

In particular, we cannot assure you that you will be able to resell your shares of our common stock at or above the initial public offering price. The initial public offering price will be determined by negotiations between the representatives of the underwriters and us.

Because a limited number of shareholders will control the majority of the voting power of our common stock, investors in this offering will not be able to determine the outcome of shareholder votes.

Upon the completion of this offering, Barbara Bradley Baekgaard, Patricia R. Miller and P. Michael Miller will, directly or indirectly, beneficially own and have the ability to exercise voting control over, in the aggregate,     % of our outstanding shares of common stock. As a result, these shareholders will be able to exercise significant control over all matters requiring shareholder approval, including the election of directors, any amendments to our second amended and restated articles of incorporation and significant corporate transactions. These shareholders may exercise this control even if they are opposed by our other shareholders. Without the consent of these shareholders, we could be delayed or prevented from entering into transactions (including the acquisition of our company by third parties) that may be viewed as beneficial to us or our other shareholders. In addition, this significant concentration of stock ownership may adversely affect the trading price of our common stock should investors perceive disadvantages in owning shares of common stock in a company that has controlling shareholders.

Possible future sales of our common stock could negatively affect our stock price after this offering.

After this offering, we will have 40,506,667 shares of common stock outstanding, 11,000,000 of which will be available for immediate public sale. The remaining 29,506,667 shares of common stock outstanding after this offering, including shares beneficially owned, directly or indirectly, by Barbara Bradley Baekgaard, Patricia R. Miller and P. Michael Miller, will be available for sale 180 days after the date of this prospectus, subject to volume, manner of sale and other limitations under SEC Rules 144 and 701. Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline.

Our directors, officers and shareholders have agreed to enter into “lock-up” agreements with the underwriters, in which they will agree to refrain from selling their shares for a period of 180 days after the date of this prospectus. Approximately 29,506,667 of our shares will become available for sale upon the expiration of these agreements. Possible sales of these shares of our common stock in the market could exert significant downward pressure on our stock price. Possible sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem necessary or appropriate.

Our board of directors intends to approve, in connection with the completion of this offering, a 2010 Equity and Incentive Plan (the “2010 Plan”), which will permit us to issue, among other things, stock options, restricted stock units and restricted stock to eligible employees, including our named executive officers, as determined by the compensation committee of the board of directors. We intend to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), as soon as practicable after the completion of this offering to cover the issuance of shares upon the exercise of options granted, and of shares granted, under the 2010 Plan. As a result, any shares issued or optioned under the 2010 Plan after the completion of this offering also will be freely tradable in the public market. If equity securities are granted under the 2010 Plan and it is perceived that they will be sold in the public market, then the price of our common stock could decline substantially.

If securities analysts do not publish research or publish inaccurate or unfavorable research about us, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that securities analysts choose to publish about us. We do not control these analysts. The price of our stock could decline if one or more securities analysts downgrade our stock or publish inaccurate or unfavorable research about us or cease publishing reports about us.

We do not intend to pay dividends for the foreseeable future.

We intend to retain all of our earnings for the foreseeable future to finance the operation and expansion of our business and do not anticipate paying cash dividends. As a result, you can expect to receive a return on your investment in our common stock only if the market price of the stock increases.

Anti-takeover provisions in our organizational documents and Indiana law may discourage or prevent a change in control, even if a sale of the company would be beneficial to our shareholders, which could cause our stock price to decline and prevent attempts by shareholders to replace or remove our current management.

Our second amended and restated articles of incorporation and amended and restated bylaws will contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock, harm the market price of our common stock and diminish the voting and other rights of the holders of our common stock. These provisions include:

¡	dividing our board of directors into three classes serving staggered three-year terms;

¡	authorizing our board of directors to issue preferred stock and additional shares of our common stock without shareholder approval;

¡	prohibiting shareholder action by written consent;

¡	prohibiting our shareholders from calling a special meeting of shareholders;

¡	prohibiting our shareholders from amending our amended and restated bylaws; and

¡	requiring advance notice for raising business matters or nominating directors at shareholders’ meetings.

As permitted by our second amended and restated articles of incorporation and amended and restated bylaws, upon consummation of this offering our board of directors also will have the ability, should they so determine, to adopt a shareholder rights agreement, sometimes called a “poison pill,” providing for the issuance of a new series of preferred stock to holders of common stock. In the event of a takeover attempt, this preferred stock would give rights to holders of common stock (other than the potential acquirer) to buy additional shares of common stock at a discount, leading to the dilution of the potential acquirer’s stake. The adoption of a poison pill, or the board’s ability to do so, can have negative effects such as those described above.

As an Indiana corporation, we are governed by the Indiana Business Corporation Law (as amended from time to time, the “IBCL”). Under specified circumstances, certain provisions of the IBCL related to control share acquisitions, business combinations and constituent interests may delay, prevent or make more difficult unsolicited acquisitions or changes of control of us. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders might deem to be in their best interest. A general description of these provisions is contained under the heading “Description of Capital Stock — Certain Provisions of the Indiana Business Corporation Law.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical or current fact included in this prospectus are forward-looking statements. Forward-looking statements refer to our current expectations and projections relating to our financial condition, results of operations, plans, objectives, strategies, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “might,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected earnings, revenues, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

¡	possible adverse changes in general economic conditions and their impact on consumer confidence and consumer spending;

¡	possible inability to predict and respond in a timely manner to changes in consumer demand;

¡	possible loss of key management or design associates or inability to attract and retain the talent required for our business;

¡	possible inability to maintain and enhance our brand;

¡	possible inability to successfully implement our growth strategies or manage our growing business;

¡	possible inability to successfully open and operate new stores as planned; and

¡	possible inability to sustain levels of comparable-store sales.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

See “Risk Factors” for a more complete discussion of the risks and uncertainties mentioned above and for discussion of other risks and uncertainties. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this prospectus and hereafter in our other SEC filings and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

We caution you that the risks and uncertainties identified by us may not be all of the factors that are important to you. Furthermore, the forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 3,333,334 shares of our common stock we are offering will be approximately $44.0 million, assuming an initial public offering price of $15.00 per share, the midpoint of the filing range set forth on the cover of this prospectus, and after deducting the underwriting discounts and estimated expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders.

We intend to use substantially all of the net proceeds from this offering to pay in full the principal amount of the undistributed earnings notes held by our existing shareholders in connection with our final “S” Corporation distribution. Therefore, our shareholders, which include certain of our officers and directors, will receive substantially all of the net proceeds from the sale of shares offered hereby. We expect any proceeds in excess of the final “S” Corporation distribution to be minimal and will use such proceeds for working capital and other general corporate purposes. Pending their use, we intend to invest the balance of our net proceeds from this offering in short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

As an “S” Corporation, we have distributed annually to our shareholders an amount sufficient to cover their tax liability due to the income that has flowed through the shareholders’ tax returns. Additional amounts have been distributed to our shareholders at the discretion of the board of directors. For fiscal years 2009 and 2010, we paid distributions to our shareholders of $24.1 million and $25.6 million, respectively. For the six months ended July 31, 2010, we paid distributions to our shareholders of $20.2 million. Since July 31, 2010, we have paid an additional $5.9 million to our shareholders in connection with their quarterly estimated tax liability. In connection with our reorganization transaction, we estimate that we will distribute to our existing shareholders, in proportion to their ownership of our shares, notes in an aggregate principal amount equal to approximately $100.0 million, or 100% of our undistributed taxable income from the date of our formation through the date of completion of the reorganization transaction, as a final distribution resulting from the termination of our “S” Corporation status. Upon the completion of this offering, we will use all of the net proceeds from this offering to pay in full the principal amount of these undistributed earnings notes as described under “Use of Proceeds.” Upon completion of the reorganization transaction, we will automatically convert to a “C” Corporation.

Other than our final “S” Corporation distribution, we do not anticipate paying any additional distributions to our shareholders in fiscal year 2011. In addition, we do not anticipate paying dividends on our common stock after the completion of this offering. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Any determination in the future to pay dividends will depend upon our financial condition, capital requirements, operating results and other factors deemed relevant by our board of directors, including any contractual or statutory restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of July 31, 2010:

¡	on an actual basis; and

¡

on a pro forma basis to give effect to the reorganization transaction as described under “Description of Capital Stock—Reorganization Transaction,” including (i) our issuance of the undistributed taxable earnings notes to our existing shareholders in the aggregate principal amount equal to 100% of our undistributed taxable income from the date of our formation through July 31, 2010 as a final distribution resulting from the termination of our “S” Corporation status, equal to approximately $100,000, (ii) borrowings of $62,034 under our amended and restated credit facility to repay our existing shareholders $56,000 of the $100,000 undistributed taxable earnings notes; borrowings of $5,033 to repay the current portion of our existing long-term debt; and borrowings of $1,001 to pay debt issuance costs, (iii) an increase in net deferred tax assets of $7,170 assuming our “S” Corporation status terminated on July 31, 2010, and (iv) the vesting of 1.086 million restricted stock awards, which increases additional paid-in capital by $15,700.

¡

on a pro forma basis as adjusted to give effect to: (i) the sale of 3,333,334 shares of our common stock offered by us in this offering assuming an initial public offering price of $15.00 per share, the midpoint of the filing range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the estimated proceeds from this offering as described under “Use of Proceeds.”

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and our consolidated financial statements and related notes, which are included elsewhere in this prospectus.

($ in thousands)	As of July 31, 2010
	Actual	Pro forma	Pro forma as adjusted
	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents	$ 7,592	$ 7,592	$ 7,592

Long-term debt, including current portion	33,153	134,154	90,154
Shareholders’ equity
Capital stock (Class A), voting, without par value; 36,084 shares authorized; 2,886 shares issued and outstanding	1	1	1
Capital stock (Class B), non-voting, without par value; 54,126,201 shares authorized; 36,084,856 shares issued and outstanding	—	—	—
Newly issued common stock, without par value; shares authorized; shares issued and outstanding
Additional paid-in capital	87	15,787	59,787
Retained earnings (accumulated deficit)	84,685	(23,936)	(23,936)

Total shareholders’ equity (deficit)	84,773	(8,148)	35,852

Total capitalization	$117,926	$126,006	$126,006

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

Our pro forma net tangible book value as of July 31, 2010 was approximately $(19.2) million, or $(0.48) per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of our common stock outstanding, on a pro forma basis after giving effect to the reorganization transaction as described under “Description of Capital Stock—Reorganization Transaction,” including (i) our issuance of the undistributed taxable earnings notes to our existing shareholders in the aggregate principal amount equal to 100% of our undistributed taxable income from the date of our formation through July 31, 2010 as a final distribution resulting from the termination of our “S” Corporation status, equal to approximately $100.0 million, (ii) borrowings of $62.0 million under our amended and restated credit facility to repay our existing shareholders $56.0 million of the $100.0 million undistributed taxable earnings notes; borrowings of $5.0 million to repay the current portion of our existing long-term debt; and borrowings of $1.0 million to pay debt issuance costs, (iii) an increase in net deferred tax assets of $7.2 million assuming our “S” Corporation status terminated on July 31, 2010, and (iv) the vesting of 1.086 million restricted stock awards, which increases additional paid-in capital by $15,700.

After giving effect to (i) the sale of the 3,333,334 shares of common stock offered by us assuming an initial public offering price of $15.00 per share, the midpoint of the filing range set forth on the cover of this prospectus less the underwriting discounts and estimated offering expenses payable by us and (ii) the application of the estimated proceeds from this offering as described in “Use of Proceeds,” our pro forma as adjusted net tangible book value as of July 31, 2010 would have been approximately $24.8 million , or $0.61 per share. This represents an immediate increase in pro forma net tangible book value of $1.09 per share to existing shareholders and an immediate dilution of $14.39 per share to new investors. The following table illustrates this dilution.

Assumed initial public offering price per share		$15.00

Pro forma net tangible book value per share as of July 31, 2010	$(0.48)
Increase in pro forma net tangible book value per share attributable to this offering	1.09

Pro forma net tangible book value per share as of July 31, 2010, as adjusted for this offering		0.61

Dilution per share to new investors		$14.39

After this offering and assuming the exercise in full of all options outstanding and exercisable as of July 31, 2010, pro forma net tangible book value per share as of July 31, 2010, as adjusted for this offering, would have been approximately $24.8 million, representing an immediate increase in pro forma net tangible book value of $1.09 per share to existing shareholders and an immediate dilution of $14.39 per share to new investors.

We will not receive any proceeds from the sale of 7,666,666 shares by the selling shareholders.

The following table sets forth on a pro forma basis as of July 31, 2010, after giving effect to the reorganization transaction as described under “Description of Capital Stock—Reorganization Transaction” and the stock split described under “Description of Capital Stock—Stock Split”:

¡	the number of shares of our common stock purchased by existing shareholders and the total consideration and the average price per share paid for those shares; and

¡

the number of shares of our common stock purchased by new investors and the total consideration and the average price per share paid for those shares (assuming an initial public offering price of $15.00 per share, the midpoint of the filing range set forth on the cover of this prospectus).

	Number of Shares Purchased	Total Consideration	Average Price Per Share

Existing shareholders(1)	37,173,333	$1,000	$0.00
New investors	3,333,334	50,000,010	15.00

(1)	Includes 1,115,000 shares of restricted common stock granted to our named executive officers, certain of our employees and our non-executive directors on July 30, 2010. See “Executive Compensation—Equity Compensation Awards—Pre-IPO Equity Grants.”

The information and tables above exclude 6,076,000 shares of common stock available for grants under our 2010 Plan. The issuance of such shares of common stock should be expected to result in further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents selected consolidated financial and other data as of and for the periods indicated and certain pro forma information to reflect our conversion from an “S” Corporation to a “C” Corporation for income tax purposes and to reflect the reorganization transaction. The selected income statement data for the calendar year ended December 31, 2007 and for the fiscal years ended January 31, 2009 and January 30, 2010 and selected consolidated balance sheet data as of January 31, 2009 and January 30, 2010 are derived from our consolidated financial statements audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2006 and December 31, 2007 are derived from our consolidated financial statements audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, that have not been included in this prospectus. The selected income statement data for the calendar years ended December 31, 2005 and December 31, 2006 and the selected balance sheet data as of December 31, 2005 are derived from our unaudited consolidated financial statements that have not been included in this prospectus. The selected income statement data for the six months ended August 1, 2009 and July 31, 2010 and the selected balance sheet data as of August 1, 2009 and July 31, 2010 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read this selected consolidated financial data in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

($ in thousands, except per share data and as otherwise indicated)	Years Ended			Fiscal Years Ended		Six Months Ended
	December 31, 2005	December 31, 2006	December 31, 2007(1)	January 31, 2009(1)	January 30, 2010	August 1, 2009	July 31, 2010
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Consolidated Statements of Income:
Net revenues	$120,650	$189,148	$281,085	$238,577	$288,940	$131,087	$165,078
Cost of sales	61,385	94,612	133,522	115,473	137,803	66,850	69,441

Gross profit	59,265	94,536	147,563	123,104	151,137	64,237	95,637
Selling, general and administrative expenses	31,124	50,679	101,022	109,195	116,168	54,724	72,585
Other income	2,133	1,464	7,799	13,282	10,743	4,980	3,912

Operating income	30,274	45,321	54,340	27,191	45,712	14,493	26,964
Interest expense (income), net	316	(322)	2,924	2,511	1,604	1,015	644

Income before state income taxes	29,958	45,643	51,416	24,680	44,108	13,478	26,320
State income taxes	—	—	1,185	1,009	889	315	356

Net income	$29,958	$45,643	$50,231	$23,671	$43,219	$13,163	$25,964

Basic net income per common share	$0.83	$1.26	$1.39	$0.66	$1.20	$0.36	$0.72
Diluted net income per common share	0.83	1.26	1.39	0.66	1.20	0.36	0.72
Basic weighted average shares outstanding	36,087,742	36,087,742	36,087,742	36,087,742	36,087,742	36,087,742	36,087,742
Diluted weighted average shares outstanding	36,087,742	36,087,742	36,087,742	36,087,742	36,087,742	36,087,742	36,090,810

Pro Forma Data (unaudited):
Pro forma interest expense, net	—	—	—	—	$2,472	—	$1,209
Pro forma income tax provision	—	—	—	—	17,296	—	10,302
Pro forma net income(2)	—	—	—	—	25,944	—	15,453
Pro forma basic and diluted net income per common share(3)	—	—	—	—	0.65	—	0.39

Net Revenues by Segment:
Indirect	$115,229	$175,397	$243,388	$167,454	$192,829	$87,861	$101,532
Direct	5,421	13,751	37,697	71,123	96,111	43,226	63,546

Total	$120,650	$189,148	$281,085	$238,577	$288,940	$131,087	$165,078

Full-Price Store Data:(4)
Total stores open at end of period	—	—	7	21	26	23	31
Comparable-store sales increase(5)	—	—	—	8.0%	36.4%	36.1%	26.0%
Total gross square footage at end of period	—	—	11,927	39,285	48,285	43,199	56,264
Average net revenues per gross square foot(6)	—	—	—	$578	$615	$306	$349

	Years Ended			Fiscal Years Ended		Six Months Ended
	December 31, 2005	December 31, 2006	December 31, 2007(1)	January 31, 2009(1)	January 30, 2010	August 1, 2009	July 31, 2010
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,674	$—	$111	$776	$6,509	$3,777	$7,592
Working capital	30,417	33,010	15,774	62,498	61,238	31,567	71,314
Total assets	45,665	99,772	133,482	149,931	153,752	119,828	169,169
Long-term debt, including current portion	5,513	19,011	54,901	58,825	30,136	18,146	33,153
Shareholders’ equity	29,230	40,493	49,563	57,947	77,893	64,361	84,773

(1)	In January 2008, we changed our fiscal year end from December 31 to the Saturday closest to January 31. In connection with our fiscal year end change, fiscal year 2009 included activity for greater than 52 weeks. This was a one-time occurrence and did not have a material affect on our results of operations. The following table presents the consolidated financial and other data as of and for the months ended January 31, 2007 and January 31, 2008.

($ in thousands, except per share data)	Months Ended
	January 31, 2007	January 31, 2008
	(unaudited)
Consolidated Statements of Income Data:
Net revenues	$34,554	$39,621
Net income	6,483	13,607
Net income per basic and diluted common share	0.18	0.38

Consolidated Balance Sheet Data:
Total assets	$120,290	$152,420
Long-term debt, including current portion	37,830	63,565

(2)	The unaudited pro forma income statement information for the fiscal year ended January 30, 2010 and for the six months ended July 31, 2010 gives effect to:

¡

an adjustment for income tax expense as if we had been a “C” Corporation as of February 1, 2009 at an assumed combined federal, state, and local effective income tax rate of 40%, which approximates the calculated effective tax rate for each period, equal to $16,754 and $10,172, respectively; and

¡

an adjustment to interest expense as if the borrowings under our amended and restated credit facility and the issuance of the undistributed taxable earnings notes had occurred as of February 1, 2009, which approximates $868 and $565, respectively, and a related income tax expense adjustment of $347 and $226, respectively.

An assumed increase or decrease of 1/8 of one percent in the interest rate of the amended and restated credit facility and undistributed taxable earnings notes, which have a variable interest rate, would impact total pro forma interest expense for the fiscal year ended January 30, 2010 and for the six months ended July 31, 2010 by $168 and $84, respectively.

(3)	Reflects (i) the increase in the number of shares which would be sufficient to replace the capital in excess of earnings being withdrawn from the anticipated reorganization transaction and (ii) the vesting of restricted stock awards upon the initial public offering. The pro forma adjustment to basic and diluted weighted average shares outstanding both for the fiscal year ended January 30, 2010 and for the six months ended July 31, 2010 is 4.02 million shares.

(4)	Our first full-price store opened in mid-September 2007. These data exclude our two outlet stores as of July 31, 2010.

(5)	Comparable-store sales are the net revenues of our stores that have been open at least 12 full fiscal months as of the end of the period. Increase or decrease is reported as a percentage of the comparable-store sales for the same period in the prior fiscal year. Remodeled stores are included in comparable-store sales unless the store was closed for a portion of the current or comparable prior period or the remodel resulted in a significant change in square footage.

(6)	Dollars not in thousands. Average net revenues per gross square foot are calculated by dividing total net revenues for our stores that have been open at least 12 full fiscal months as of the end of the period by total gross square footage for those stores.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the consolidated financial statements and accompanying notes and the information contained in other sections of this prospectus, particularly under the headings “Risk Factors,” “Selected Consolidated Financial and Other Data” and “Business.” This discussion and analysis is based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The statements in this discussion and analysis concerning expectations regarding our future performance, liquidity and capital resources, as well as other non-historical statements in this discussion and analysis, are forward-looking statements. See “Forward-Looking Statements.” These forward-looking statements are subject to numerous risks and uncertainties, including those described under “Risk Factors.” Our actual results could differ materially from those suggested or implied by any forward-looking statements.

Overview

Vera Bradley is a leading designer, producer, marketer and retailer of stylish and highly-functional accessories for women. Our products include a wide offering of handbags, accessories and travel and leisure items. Over our 28-year history, Vera Bradley has become a true lifestyle brand that appeals to a broad range of consumers. Our brand vision is accessible luxury that inspires a casual, fun and family-oriented lifestyle. We have positioned our brand to highlight the high quality, distinctive and vibrant styling and functional design of our products. Frequent releases of new designs help keep the brand fresh and our customers continually engaged.

We generate revenues by selling products through two reportable segments: Indirect and Direct. As of July 31, 2010, our Indirect business consisted of sales of Vera Bradley products to approximately 3,300 independent retailers, substantially all of which are located in the U.S., as well as to select national retailers and independent e-commerce sites. As of July 31, 2010, our Direct business consisted of sales of Vera Bradley products through our 31 full-price stores, two outlet stores, verabradley.com, and our annual outlet sale in Fort Wayne, Indiana. We began selling directly to consumers through verabradley.com in 2006 and we opened our first retail store in mid-September 2007 and our first outlet store in early November 2009.

Over the past five years, we have grown rapidly as a result of the successful implementation of strategic initiatives. These strategies included enhancing our merchandising strategy, establishing a multi-channel distribution sales model and expanding our supply chain capabilities, product development processes and information systems to improve operational flexibility and profitability. Over the last five years, our net revenues have grown from $120.7 million in calendar year 2005 to $288.9 million in fiscal year 2010.

Due to the implementation of these key strategic initiatives, we experienced substantial growth in calendar years 2006 and 2007 as the Vera Bradley brand gained broader exposure in the marketplace. The introduction in 2006 of Java Blue, the best selling pattern in our history, also significantly influenced our growth during this period. We attribute the success of Java Blue to the pattern’s universal appeal across all demographic segments of our customer base and its ability to attract many consumers to the Vera Bradley brand for the first time. While sales of Java Blue patterned products contributed meaningfully to our growth in 2006 and 2007, the popularity of Java Blue also positively impacted the sales of our products in other Vera Bradley patterns during the same period. During this period, our net revenues grew from $120.7 million in calendar year 2005 to $281.1 million in calendar year 2007.

In fiscal year 2009, our net revenues declined $42.5 million, or 15.1%, as the economic environment weakened. Consumer purchases of handbags and accessories generally decline during recessionary periods and other periods where disposable income is adversely affected. For our Indirect retailers, the majority of which are independent small businesses, this resulted in reduced traffic and a decline in sales. In addition to softening consumer demand from our Indirect retailers and other consumers, our net revenues were negatively impacted by excess inventory levels held by our Indirect retailers at the end of calendar year 2007. Excess inventory levels resulted from the rapidly deteriorating economic environment following a period of increasing consumer demand for our products in 2006 and 2007 and the sharp increase in orders from our Indirect retailers following the introduction of our Java Blue pattern. Some of our Indirect retailers faced reduced access to credit, which further compounded the effects of softening demand and excess inventory. In fiscal year 2009, during the challenging environment presented by the economic recession, we focused our efforts on managing our cost structure and reducing inventories while continuing to invest in our infrastructure to support future growth. As a result, in fiscal year 2009 our operating income decreased to $27.2 million.

In fiscal year 2010, we experienced strong sales growth with net revenues of $288.9 million, an increase of 21.1% over fiscal year 2009, despite the continuing economic recession. This growth was driven by the impact of our strategic initiatives, including our expanding Direct business, the reduction of inventory levels in our Indirect channel that had occurred by the end of fiscal 2009 and increasing demand based on improving consumer confidence. In addition, fiscal year 2010 net revenues in both the Indirect and Direct segments benefited from the increased frequency of releases of our collections, as well as the expansion of our range of patterns. During the same period, operating income increased to $45.7 million, or 68.1%, primarily due to the increase in net revenues combined with operational and supply chain improvements that enhanced our gross margin and operating margin. We expect consumer demand and the financial stability of our Indirect retailers to continue to improve in fiscal year 2011, although it is difficult to predict the magnitude, timing and direction of future economic conditions.

We believe there is a significant opportunity to grow our store base as we believe the market in the U.S. can support at least 300 Vera Bradley full-price stores. In fiscal year 2011, we plan to open nine full-price stores and three outlet stores. We plan to open 14 to 16 new stores over the course of fiscal year 2012 and 14 to 20 new stores annually for the following five fiscal years.

We expect our full-price stores to average approximately 1,800 square feet per store and we expect to invest approximately $0.4 million per new store, consisting of inventory costs, pre-opening costs and build-out costs less tenant allowances. New full-price stores are expected to generate on average between $1.1 million and $1.3 million in net revenues during the first twelve months and the payback on our investment is expected to occur in less than 18 months. Typically, we have found that, as a new store becomes better integrated into its community and brand awareness grows, the store’s productivity tends to improve as measured by comparable-store sales, but we cannot assure you that full-price stores opened in the future will generate similar net revenues in the first twelve months or pay back our investment in a similar period.

We believe our business strategy will continue to offer significant opportunity, but it also presents risks and challenges. These risks and challenges include that we may not be able to effectively predict and respond to changing fashion trends and customer preferences, that we may not be able to find desirable locations for new stores and that we may not be able to effectively manage our future growth. Addressing these risks could divert our attention from continuing to build on the strengths that we believe have driven the growth of our business, but we believe our focus on brand identity, customer loyalty, a distinctive shopping experience, product development expertise and company culture will contribute positively to our results.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures.

Net Revenues

Net Revenues.  Net revenues reflect revenues from the sale of our merchandise and revenues from distribution, shipping and handling fees, less returns and discounts. Revenues from the Indirect segment reflect revenues from sales to Indirect retailers. Revenues from the Direct segment reflect revenues from sales through our full-price and outlet stores, verabradley.com and our annual outlet sale in Fort Wayne, Indiana.

Comparable-Store Sales.  Comparable-store sales are calculated based upon our stores that have been open at least 12 full fiscal months as of the end of the reporting period. Remodeled stores are included in comparable-store sales unless the store was closed for a portion of the current or comparable prior period or the remodel resulted in a significant change in square footage. Some of our competitors and other retailers calculate comparable or “same store” sales differently than we do. As a result, data in this prospectus regarding our comparable-store sales may not be comparable to similar data made available by other companies. Non-comparable store sales include sales from stores not included in comparable-store sales.

Measuring the change in year-over-year comparable-store sales allows us to evaluate how our store base is performing. Various factors affect our comparable-store sales, including:

¡	Overall economic trends;

¡	Consumer preferences and fashion trends;

¡	Competition;

¡	The timing of our releases of new patterns and collections;

¡	Changes in our product mix;

¡	Pricing;

¡	The level of customer service that we provide in stores;

¡	Our ability to source and distribute products efficiently;

¡	The number of stores we open and close in any period; and

¡	The timing and success of promotional and advertising efforts.

Gross Profit

Gross profit is equal to our net revenues less our cost of sales. Gross margin measures gross profit as a percentage of our net revenues. Cost of sales includes the direct cost of purchased merchandise, manufactured merchandise, distribution center costs, operations overhead, duty and all inbound freight costs incurred. The components of our reported cost of sales may not be comparable to those of other retail and wholesale companies.

Gross profit can be impacted by changes in volume, operational efficiencies, such as leveraging of fixed costs, promotional activities, such as free shipping, and fluctuations in pricing structures within e-commerce and the annual outlet sale. Price changes in the Indirect and Direct channels, excluding e-commerce and the annual outlet sale, have had an immaterial impact as we have not had a standard practice of price increases or decreases. Additionally, because the number of our full-price stores is relatively small compared to the remainder of the business, channel mix has had an immaterial impact on consolidated gross margins.

Prior to calendar year 2006, we sourced the majority of our finished products domestically. Today, the significant majority of our products are sourced internationally. During this same period, we began direct sourcing of our raw materials and brought management of logistics in-house. These sourcing changes, along with better cost management, contributed to improvements in gross margin over this period.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses fall into three categories: (1) selling; (2) advertising, marketing and product development; and (3) administrative. Selling expenses include Direct business expenses such as store expenses, including expenses attributable to new store openings, employee compensation, store occupancy and supply costs, as well as Indirect business expenses primarily consisting of employee compensation and other expenses associated with sales to Indirect retailers. Advertising, marketing and product development expenses include employee compensation, media costs, creative production expenses, marketing agency fees, new product design costs, public relations expenses and market research expenses. A portion of our advertising expenses may be reimbursed by Indirect retailers and such amount is classified as other income. Administrative expenses include compensation costs for corporate functions, corporate headquarters occupancy costs, consulting and software expenses, professional services fees and charitable donations. SG&A expenses increase as the number of stores increases, but not in the same proportion.

Other Income

We support many of our Indirect retailers’ marketing efforts by distributing certain catalogs and promotional mailers to current and prospective customers. Our Indirect retailers reimburse us for a portion of the cost to produce these materials. Reimbursement received is recorded as other income. The related cost to design, produce and distribute the catalogs and mailers is recorded as SG&A expense.

Operating Income

Operating income equals gross profit, less SG&A expenses plus other income. Operating income excludes interest income, interest expense and state income taxes. Operating margin measures operating income as a percentage of our net revenues.

State Income Taxes

Historically, we have elected to have our income taxed under Section 1362 of the Internal Revenue Code as an “S” Corporation. Section 1362 provides that, in lieu of corporate income taxes, the shareholders are taxed on our taxable income for federal tax purposes. Certain state and local taxing jurisdictions recognize the “S” Corporation status and tax our shareholders instead of us. The income tax provision represents state taxes that have been or will be paid by us related to the state and local taxing jurisdictions which do not recognize the “S” Corporation status and therefore tax us on our taxable income.

Upon consummation of the reorganization transaction, our “S” corporation status will terminate and we will thereafter be subject to corporate-level federal and state income taxes at prevailing corporate rates. Termination of this election will result in us recording a tax expense and a net deferred income tax liability during the quarter in which this offering is completed. The change in tax status will result in us recording a net deferred tax liability of approximately $     as of the expected date of the termination.

Basis of Presentation

In January 2008, we changed our fiscal year end from December 31 to the Saturday closest to January 31. Accordingly, references to fiscal years 2011, 2010 and 2009 refer to the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009, respectively, and references to calendar year 2007 refer to the year ended December 31, 2007.

Results of Operations

The following tables summarize key components of our consolidated results of operations for the periods indicated, both in dollars and as a percentage of our net revenues.

($ in thousands)	Year Ended	Fiscal Years Ended		Six Months Ended
	December 31, 2007	January 31, 2009	January 30, 2010	August 1, 2009	July 31, 2010
				(unaudited)	(unaudited)
Statement of Income Data:
Net revenues	$281,085	$238,577	$288,940	$131,087	$165,078
Cost of sales	133,522	115,473	137,803	66,850	69,441

Gross profit	147,563	123,104	151,137	64,237	95,637
Selling, general and administrative expenses	101,022	109,195	116,168	54,724	72,585
Other income	7,799	13,282	10,743	4,980	3,912

Operating income	54,340	27,191	45,712	14,493	26,964
Interest expense, net	2,924	2,511	1,604	1,015	644

Income before state income taxes	51,416	24,680	44,108	13,478	26,320
State income taxes	1,185	1,009	889	315	356

Net income	$50,231	$23,671	$43,219	$13,163	$25,964

Percentage of Net Revenues:
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	47.5%	48.4%	47.7%	51.0%	42.1%

Gross profit	52.5%	51.6%	52.3%	49.0%	57.9%
Selling, general and administrative expenses	35.9%	45.8%	40.2%	41.7%	44.0%
Other income	2.8%	5.6%	3.7%	3.8%	2.4%

Operating income	19.3%	11.4%	15.8%	11.1%	16.3%
Interest expense, net	1.0%	1.1%	0.6%	0.8%	0.4%

Income before state income taxes	18.3%	10.3%	15.3%	10.3%	15.9%
State income taxes	0.4%	0.4%	0.3%	0.2%	0.2%

Net income	17.9%	9.9%	15.0%	10.0%	15.7%

The following tables present net revenues by operating segment, both in dollars and as a percentage of our net revenues, and full-price store data for the periods indicated.

($ in thousands)	Year Ended	Fiscal Years Ended		Six Months Ended
	December 31, 2007	January 31, 2009	January 30, 2010	August 1, 2009	July 31, 2010
				(unaudited)	(unaudited)
Net Revenues by Segment:
Indirect	$243,388	$167,454	$192,829	$87,861	$101,532
Direct	37,697	71,123	96,111	43,226	63,546

Total	$281,085	$238,577	$288,940	$131,087	$165,078

	Year Ended	Fiscal Years Ended		Six Months Ended
	December 31, 2007	January 31, 2009	January 30, 2010	August 1, 2009	July 31, 2010
				(unaudited)	(unaudited)
Percentage of Net Revenues by Segment:
Indirect	86.6%	70.2%	66.7%	67.0%	61.5%
Direct	13.4%	29.8%	33.3%	33.0%	38.5%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

($ in thousands, except as otherwise indicated)	Year Ended	Fiscal Years Ended		Six Months Ended
	December 31, 2007	January 31, 2009	January 30, 2010	August 1, 2009	July 31, 2010
				(unaudited)	(unaudited)
Full-Price Store Data:(1)
Total stores open at end of period	7	21	26	23	31
Comparable-store sales increase(2)	—	8.0%	36.4%	36.1%	26.0%
Total gross square footage at end of period	11,927	39,285	48,285	43,199	56,264
Average net revenues per gross square foot(3)	—	$578	$615	$306	$349

(1)	Our first full-price store was opened in mid-September 2007. These data exclude our two outlet stores as of July 31, 2010.

(2)	Comparable-store sales are the net revenues of our stores that have been open at least 12 full fiscal months as of the end of the period. Increase or decrease is reported as a percentage of the comparable-store sales for the same period in the prior fiscal year. Remodeled stores are included in comparable-store sales unless the store was closed for a portion of the current or comparable prior period or the remodel resulted in a significant change in square footage.

(3)	Dollars not in thousands. Average net revenues per gross square foot are calculated by dividing total net revenues for our stores that have been open at least 12 full fiscal months as of the end of the period by total gross square footage for those stores.

Six Months Ended July 31, 2010 Compared to Six Months Ended August 1, 2009

Net Revenues

For the six months ended July 31, 2010, net revenues increased $34.0 million, or 25.9%, to $165.1 million, from $131.1 million in the comparable prior-year period.

Indirect.  For the six months ended July 31, 2010, net revenues increased $13.7 million, or 15.6%, to $101.5 million, from $87.8 million in the comparable prior-year period, due primarily to increased sales volume to our Indirect retailers, driven in turn by improved economic conditions resulting in increased consumer spending.

Direct.  For the six months ended July 31, 2010, net revenues increased $20.3 million, or 47.0%, to $63.5 million, from $43.2 million in the comparable prior-year period. The increase resulted from an increase in e-commerce revenues from $22.8 million for the six months ended August 1, 2009 to $30.3 million for the six months ended July 31, 2010. This $7.5 million increase is due primarily to greater traffic from marketing initiatives. In addition, the number of our full-price stores grew from 23 at August 1, 2009 to 31 at July 31, 2010. Non-comparable full-price store sales increased by $4.4 million and non-comparable outlet store sales increased by $3.1 million, comparable-store sales increased by $2.9 million, or 26.0%, and our annual outlet sales revenues increased by $2.3 million. The improvement in outlet sale revenues resulted from an increase in the number of shoppers that attended the event due to increased popularity of the brand and higher average product pricing at the sale as a result of new pricing strategies.

Gross Profit

For the six months ended July 31, 2010, gross profit increased $31.4 million, or 48.9%, to $95.6 million, from $64.2 million in the comparable prior-year period. The $31.4 million increase in gross profit was due to greater net revenues, increasing gross profit by $16.7 million, and the remaining $14.7 million was due primarily to the improvement in gross margin from 49.0% in the six months ended August 1, 2009 to 57.9% in the six months ended July 31, 2010. The gross margin increase of $14.7 million was due primarily to improved efficiency from vertical integration and increased overseas sourcing as well as higher average product pricing at the annual outlet sale as a result of new pricing strategies, which had a disproportionate effect on the six months ended July 31, 2010 compared to the full fiscal year.

Selling, General and Administrative Expenses

For the six months ended July 31, 2010, SG&A expenses increased $17.9 million, or 32.6%, to $72.6 million, from $54.7 million in the comparable prior-year period. As a percentage of net revenues, SG&A expenses were 44.0% and 41.7% during the six months ended July 31, 2010 and the six months ended August 1, 2009, respectively.

For the six months ended July 31, 2010, selling expenses increased $10.0 million, or 41.9%, to $34.0 million, from $24.0 million in the comparable prior-year period. As a percentage of net revenues, selling expenses were 20.6% and 18.3% during the six months ended July 31, 2010 and the six months ended August 1, 2009, respectively. The increase in selling expenses was due primarily to increased store operational costs attributable to new store openings as well as internet and store marketing initiatives to drive increased traffic. Employee costs increased in the Indirect channel due to an increase in revenue and higher incentive compensation related to improved performance of the Indirect sales team.

For the six months ended July 31, 2010, advertising, marketing and product development expenses increased $0.4 million, or 2.5%, to $15.1 million, from $14.7 million in the comparable prior-year period. As a percentage of net revenues, advertising, marketing and product development expenses were 9.2% and 11.2% during the six months ended July 31, 2010 and the six months ended August 1, 2009, respectively. The increase in expenses was due primarily to product development expenses as we expanded our product design capabilities with the addition of a New York design office in the third quarter of fiscal year 2010. This increase was offset by a decline in the number of catalogs and direct mailers we produced as a result of lower participation by our Indirect retailers in these programs primarily due to changes in the mix of catalogs and mailers offered.

For the six months ended July 31, 2010, administrative expenses increased $7.5 million, or 46.6%, to $23.5 million, from $16.0 million in the comparable prior-year period. As a percentage of net revenues, administrative expenses were 14.2% and 12.2% during the six months ended July 31, 2010 and the six months ended August 1, 2009, respectively. The increase in administrative expenses was due primarily to $6.1 million associated with bonuses payable to recipients of the restricted stock awards to satisfy a portion of the tax obligation associated with these grants, as well as increased professional service fees.

Other Income

For the six months ended July 31, 2010, other income declined $1.1 million, or 21.4%, to $3.9 million, from $5.0 million in the comparable prior-year period. The decrease was due to a decline in the participation by our Indirect retailers in our catalogs and direct mailers, which resulted in decreased reimbursement of our advertising expenses. The decline in participation was due primarily to changes in the mix of catalogs and mailers offered, partially offset by increased company advertising. This change did not have a discernable impact on our Indirect business.

Operating Income

For the six months ended July 31, 2010, operating income increased $12.5 million, or 86.1%, to $27.0 million, from $14.5 million in the comparable prior-year period. As a percentage of net revenues, operating income was 16.3% and 11.1% during the six months ended July 31, 2010 and the six months ended August 1, 2009, respectively.

Operating income for our Indirect and Direct business segments, less corporate unallocated, is provided below:

($ in millions)	Six Months Ended		$ Change	% Change
	August 1, 2009	July 31, 2010
Operating Income:
Indirect	$29.8	$44.2	$14.4	48.4%
Direct	11.4	19.1	7.7	67.6%

	41.2	63.3	22.1	53.7%
Less:
Corporate Unallocated	(26.7)	(36.3)	(9.6)	36.2%

	$14.5	$27.0	$12.5	86.1%

Indirect.  For the six months ended July 31, 2010, operating income increased $14.4 million, or 48.4%, as a result of $11.0 million of improved gross profit due to improved efficiencies from vertical integration and increased overseas sourcing and $6.4 million of increased sales volume due to improved economic conditions resulting in increased consumer spending. These increases were partially offset by $3.0 million of increased SG&A expenses incurred primarily to support the additional sales volume.

Direct.  For the six months ended July 31, 2010, operating income increased $7.7 million, or 67.6%, as a result of $14.0 million of improved gross profit due to increased sales volume attributable to ten new stores, improved economic conditions, increased e-commerce sales, increased outlet sale gross profit and increased gross profit from comparable-store sales. The improvement from the outlet sale is due to higher average product pricing at the sale as a result of new pricing strategies and the growth in popularity of the brand, which resulted in an increase in the number of shoppers that attended the event. These increases were partially offset by $6.3 million of increased SG&A expenses primarily related to increased salaries, benefits, building and depreciation expenses related to new store openings.

Corporate Unallocated.  For the six months ended July 31, 2010, unallocated expenses increased $9.6 million, or 36.2%, primarily as a result of $6.1 million associated with the previously discussed bonuses payable to recipients of restricted stock awards and $2.7 million of increased professional fees.

Interest Expense, Net

For the six months ended July 31, 2010, interest expense decreased $0.4 million, or 36.6%, to $0.6 million, from $1.0 million in the comparable prior-year period. This decrease was attributable to lower debt levels along with a lower cost of borrowing.

Fiscal Year 2010 Compared to Fiscal Year 2009

Net Revenues

For fiscal year 2010, net revenues increased $50.4 million, or 21.1%, to $288.9 million, from $238.6 million for fiscal year 2009.

Indirect.  For fiscal year 2010, net revenues increased $25.4 million, or 15.2%, to $192.8 million, from $167.5 million for fiscal year 2009 due primarily to increased sales volume to our Indirect retailers. The volume increase resulted from improving economic conditions resulting in increased consumer spending.

Direct.  For fiscal year 2010, net revenues increased $25.0 million, or 35.1%, to $96.1 million, from $71.1 million for fiscal year 2009. The increase resulted from a $19.1 million increase in e-commerce revenues due primarily to greater traffic from marketing initiatives. In addition, the number of our stores grew from 21 at the end of fiscal year 2009 to 27 at the end of fiscal year 2010. Non-comparable store sales increased by $8.4 million and comparable-store sales increased by $5.3 million, or 36.4%. These increases were offset by a decrease in annual outlet sale revenues of $7.8 million, as we held two outlet sales in fiscal year 2009 rather than the traditional one outlet sale.

Gross Profit

For fiscal year 2010, gross profit increased $28.0 million, or 22.8%, to $151.1 million, from $123.1 million in the comparable prior-year period. The increase of $28.0 million was due to greater net revenues, increasing gross profit by $25.9 million, and the remaining $2.1 million was due primarily to the improvement in gross margin to 52.3% in fiscal year 2010 from 51.6% in fiscal year 2009. The gross margin improvement of $2.1 million was attributable to better cost management in the Direct business, improved profits from e-commerce related to fulfillment integration and fewer promotional activities.

Selling, General and Administrative Expenses.

For fiscal year 2010, SG&A expenses increased $7.0 million, or 6.4%, to $116.2 million, from $109.2 million for fiscal year 2009. As a percentage of net revenues, SG&A expenses were 40.2% and 45.8% during fiscal year 2010 and fiscal year 2009, respectively. The decrease in SG&A expenses as a percentage of net revenues was due to an increase in net revenues without a comparable increase in SG&A expenses.

For fiscal year 2010, selling expenses increased $3.8 million, or 7.3%, to $55.2 million, from $51.4 million for fiscal year 2009. As a percentage of net revenues, selling expenses were 19.1% and 21.5% during fiscal year 2010 and fiscal year 2009, respectively. The increase in selling expenses was due primarily to increased depreciation related to the long-lived asset impairment for three of our stores and to increased store operating costs related to the opening of six new stores in fiscal year 2010. The asset impairment charge of $1.3 million was based on a variety of factors, including anticipated low levels of traffic and low levels of brand awareness around the store locations. These factors contributed to projected cash flows being less than the carrying amounts for those stores. These three store locations were among the early openings under our Direct channel strategy. We continue to refine our site selection process and unit economics for each new store opening by adjusting the assumptions underlying cash flow projections for each store based on historical store performance. In addition to analyzing store economics, we pay particular attention to the location within the shopping center, the size and shape of the space, and desirable co-tenancies in our site selection process.

For fiscal year 2010, advertising, marketing and product development expenses decreased $4.4 million, or 12.9%, to $29.9 million, from $34.3 million for fiscal year 2009. As a percentage of net revenues, advertising, marketing and product development expenses were 10.3% and 14.4% during fiscal year 2010 and fiscal year 2009, respectively. The decrease was due to a decline in the number of catalogs and direct mailers we produced as a result of lower participation by our Indirect retailers in these programs primarily due to changes in the mix of catalogs and mailers offered and a decrease in other advertising expenses.

For fiscal year 2010, administrative expenses increased $7.6 million, or 32.5%, to $31.1 million, from $23.5 million for fiscal year 2009. As a percentage of net revenues, administrative expenses were 10.8% and 9.8% during fiscal year 2010 and fiscal year 2009, respectively. The increase in administrative expenses was due primarily to increased corporate infrastructure spending on personnel, owners life insurance, and a modest increase in charitable giving.

Other Income

For fiscal year 2010, other income decreased $2.5 million, or 19.1%, to $10.7 million, from $13.3 million for fiscal year 2009. The decrease was due to a decline in the participation by our Indirect retailers in our catalogs and direct mailers, which resulted in decreased reimbursement of our advertising expenses. The decline in participation was due primarily to changes in the mix of catalogs and mailers offered, offset by increased company advertising. This change did not have a discernable impact on our Indirect business.

Operating Income

For fiscal year 2010, operating income increased $18.5 million, or 68.1%, to $45.7 million, from $27.2 million for fiscal year 2009. As a percentage of net revenues, operating income was 15.8% and 11.4% during fiscal year 2010 and fiscal year 2009, respectively.

Operating income for our Indirect and Direct business segments, less corporate unallocated, is provided below.

($ in millions)	Fiscal Years Ended		$ Change	% Change
	January 31, 2009	January 30, 2010
Operating Income:
Indirect	$58.1	$72.9	$14.8	25.5%
Direct	14.9	25.3	10.4	69.4%

	73.0	98.2	25.2	34.4%
Less:
Corporate Unallocated	(45.8)	(52.5)	(6.7)	14.5%

	$27.2	$45.7	$18.5	68.1%

Indirect.  For fiscal year 2010, operating income increased $14.8 million, or 25.5%, as a result of $10.4 million from increased sales volume to our Indirect retailers as well as a $4.4 million decrease in SG&A expenses. The reduction in SG&A expenses was due to a reduction in advertising expenses, offset by increased salaries and benefits expenses and other expenses incurred in the period.

Direct.  For fiscal year 2010, operating income increased $10.4 million, or 69.4%, as a result of $12.2 million additional revenues due to new retail stores opened and growth in e-commerce traffic and $5.4 million of improved gross margin due to improved cost management in the Direct business, offset by $7.2 million of increased SG&A expenses. The increased SG&A expenses were due to increased building and depreciation expenses, including the $1.3 million asset impairment of three of our stores, increased salaries and benefits expenses attributable to new store openings, and increased advertising expenses related to e-commerce referral commissions.

Corporate Unallocated.  For fiscal year 2010, unallocated expenses increased $6.7 million, or 14.5%, as a result of $2.7 million of increased salaries and benefit expenses, $2.5 million of increased building and depreciation expenses, $2.5 million of reduced other income due to a decline in the participation by our Indirect retailers in our catalogs and mailers causing decreased reimbursement of our advertising expenses and $4.1 million of increased professional fees and other expenses incurred in the period. These expense increases were partially offset by a $5.1 million reduction of advertising expenses, primarily as a result of a reduction in spending in anticipation of a continued soft economic environment, and, to a lesser extent, resulting from decreased costs of catalogs and mailers due to the decline in participation by our Indirect retailers.

Interest Expense, Net

For fiscal year 2010, interest expense decreased $0.9 million, or 36.1%, to $1.6 million, from $2.5 million for fiscal year 2009. This decrease was attributable to lower debt levels along with a lower cost of borrowing, offset by interest income received due to higher average cash balances.

Fiscal Year 2009 Compared to Calendar Year 2007

Net Revenues

For fiscal year 2009, net revenues decreased $42.5 million, or 15.1%, to $238.6 million, from $281.1 million for calendar year 2007.

Indirect.  For fiscal year 2009, net revenues decreased $75.9 million, or 31.2%, to $167.5 million, from $243.4 million for calendar year 2007, reflecting deteriorating economic conditions and corrections in Indirect retailer inventory levels built following strong product releases in 2007.

Direct.  For fiscal year 2009, net revenues increased $33.4 million, or 88.7%, to $71.1 million, from $37.7 million for calendar year 2007. The increase was a result of a $20.4 million increase in e-commerce revenues to $39.2 million, from $18.8 million, respectively, due primarily to increased traffic from marketing initiatives. In addition, we increased the number of our stores from seven at the end of calendar year 2007 to 21 at the end of fiscal year 2009. Non-comparable store sales increased by $13.0 million and comparable-store sales increased by $0.1 million, or 8.0%. The increases in Direct net revenues were offset by a decline of $0.1 million in outlet sale net revenues from sales of $17.1 million to $16.9 million, respectively. The decline in net revenues is due to the occurrence of one less outlet sale in fiscal year 2009, as we held two outlet sales in fiscal year 2009 and three in calendar year 2007.

Gross Profit

For fiscal year 2009, gross profit decreased $24.5 million, or 16.6%, to $123.1 million, from $147.6 million for calendar year 2007. The decrease of $24.5 million in gross profit was due to lower net revenues, decreasing gross profit by $22.3 million, and the remaining $2.2 million was due primarily to the decline in gross margin from 52.5% in calendar year 2007 to 51.6% in fiscal year 2009. The $2.2 million decline in gross margin was due primarily to lower efficiencies of fixed costs as net revenues declined.

Selling, General and Administrative Expenses

For fiscal year 2009, SG&A expenses increased $8.2 million, or 8.1%, to $109.2 million, from $101.0 million for calendar year 2007. As a percentage of net revenues, SG&A expenses were 45.8% and 35.9% during fiscal year 2009 and calendar year 2007, respectively. The increase in SG&A expenses as a percentage of net revenues was due to a decrease in net revenues without a comparable decrease in SG&A expenses.

For fiscal year 2009, selling expenses decreased $1.8 million, or 3.4%, to $51.4 million, from $53.2 million for calendar year 2007. As a percentage of net revenues, selling expenses were 21.5% and 18.9% during fiscal year 2009 and calendar year 2007, respectively. The decline in selling expenses was due primarily to a reduction in sales force compensation expense as the Indirect sales force was converted from independent contractors to an in-house sales organization. This decline was offset by costs associated with the opening of our first store in September 2007.

For fiscal year 2009, advertising, marketing and product development expenses increased $9.1 million, or 36.3%, to $34.3 million, from $25.2 million for calendar year 2007. As a percentage of net revenues, advertising, marketing and product development expenses were 14.4% and 9.0% during fiscal year 2009 and calendar year 2007, respectively. The increase in expense was due to an increase in the number of catalogs and direct mailers we produced as a result of greater participation by our Indirect retailers in these programs primarily due to changes in the mix of catalogs and mailers offered, as well as an increase in advertising directed at promoting brand awareness and encouraging consumer traffic to our stores.

For fiscal year 2009, administrative expenses increased $0.9 million, or 3.8%, to $23.5 million, from $22.6 million for calendar year 2007 due to increased employment costs offset by reduced use of professional services and consultants. As a percentage of net revenues, administrative expenses increased to 9.8% in fiscal year 2009 from 8.1% in calendar year 2007 due to the reduction in net revenues that we experienced in fiscal year 2009.

Other Income

For fiscal year 2009, other income increased $5.5 million, or 70.3%, to $13.3 million, from $7.8 million for calendar year 2007. The increase was due to greater participation by our Indirect retailers in our catalogs and direct mailers, which resulted in increased reimbursement of our advertising expenses.

Operating Income

For fiscal year 2009, operating income decreased $27.1 million, or 50.0%, to $27.2 million, from $54.3 million for calendar year 2007. As a percentage of net revenues, operating income was 11.4% and 19.3% during fiscal year 2009 and calendar year 2007, respectively.

Operating income for our Indirect and Direct business segments, less corporate unallocated, is provided below.

($ in millions)	Year Ended	Fiscal Year Ended	$ Change	% Change
	December 31, 2007	January 31, 2009
Operating Income:
Indirect	$93.3	$58.1	$(35.2)	(37.7)%

Direct	3.1	14.9	11.8	388.1%

	96.4	73.0	(23.4)	(24.2)%
Less:
Corporate Unallocated	(42.1)	(45.8)	(3.7)	9.1%

	$54.3	$27.2	$(27.1)	(50.0)%

Indirect.  For fiscal year 2009, operating income decreased $35.2 million, or 37.7%, due to a $46.9 million decrease in gross profit attributable to deteriorating economic conditions in 2009 and corrections in Indirect retailer inventory levels after the build-ups in 2007. This decrease was partially offset by a $11.7 million decrease in SG&A expenses primarily due to a reduction in salaries and benefits expenses attributable to the conversion of our Indirect sales force from independent contractors to an in-house sales organization.

Direct.  For fiscal year 2009, operating income increased $11.8 million, or 388.1%, as a result of increased net revenues, which generated $22.4 million of gross profit attributable to increased e-commerce sales, the opening of 14 new stores and growth in previously existing stores. The increase was partially offset by a $10.6 million increase in SG&A expenses, primarily due to the opening of new stores, including increased building and depreciation expenses and increased salaries and benefits expenses.

Corporate Unallocated.  For fiscal year 2009, unallocated expenses increased $3.7 million, or 9.1%, as a result of a $5.6 million increase in advertising expenses related to our efforts to improve brand awareness, $3.5 million of increased salaries and benefits expenses, and $3.3 million of increased building and depreciation expenses. These expense increases were partially offset by a $5.5 million increase in other income related to reimbursements of our advertising expenses due to greater participation by our Indirect retailers in our catalogs and direct mailers and $3.2 million of decreased other expenses during the period.

Interest Expense, Net

For fiscal year 2009, interest expense decreased $0.4 million, or 14.1%, to $2.5 million, from $2.9 million for calendar year 2007. Decreased interest expense was due to a lower cost of borrowing.

January 2008 Compared to January 2007

Net revenues for the month of January 2008 increased $5.1 million, or 14.7%, to $39.6 million from $34.6 million in January 2007.

Indirect.  For the month of January 2008, net revenues increased $3.6 million, or 10.6%, compared to the month of January 2007, driven primarily by strong initial sales of the spring 2008 product release.

Direct.  For the month of January 2008, net revenues increased $1.5 million, or 244.7%, compared to the month of January 2007 due primarily to an increase in e-commerce revenues and new store openings. During January 2008, we opened one new store, giving us a total of eight stores.

Operating Income

For the month of January 2008, operating income increased $7.4 million, or 110.9%, to $14.1 million, from $6.7 million for the month of January 2007. As a percentage of net revenues, operating income was 35.5% and 19.3% during the month of January 2008 and the month of January 2007, respectively.

Operating income for our Indirect and Direct business segments, less corporate unallocated, is provided below.

($ in millions)	Months Ended		$ Change	% Change
	January 31, 2007	January 31, 2008
Operating Income:
Indirect	$8.3	$20.9	$12.6	152.2%
Direct	0.3	(0.2)	(0.5)	(177.5)%

	8.6	20.7	12.1	141.5%
Less:
Corporate Unallocated	(1.9)	(6.6)	(4.7)	249.6%

	$6.7	$14.1	$7.4	110.9%

Indirect.  For the month of January 2008, operating income increased $12.6 million, or 152.2%, due to $6.7 million related to improved sourcing, $1.6 million of increased revenues related to strong initial sales of the spring 2008 product release and a $4.3 million reduction in SG&A expenses attributable to the conversion of our Indirect sales force from independent contractors to an in-house sales organization.

Direct.  For the month of January 2008, operating income decreased $0.5 million, or 177.5%, primarily as a result of increased SG&A expenses attributable to the operations of our new stores.

Corporate Unallocated.  For the month of January 2008, unallocated expenses increased $4.7 million, or 249.6%, as a result of an increase of $6.3 million in SG&A expenses and other expenses incurred in the period. These increases were partially offset by an increase of $1.6 million of other income related to an increase in reimbursements of our advertising expenses due to greater participation by our Indirect retailers in our catalogs and direct mailers.

Quarterly Operating Results

The following table sets forth selected data from our historical unaudited consolidated statements of income for each of the ten fiscal quarters in the period ended July 31, 2010, expressed in dollars and as a percentage of our annual results and net revenues. This unaudited quarterly information has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to fairly present the financial information for the fiscal quarters presented.

The quarterly data should be read in conjunction with our audited and unaudited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

($ in thousands)	Fiscal Year 2009				Fiscal Year 2010				Fiscal Year 2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues	$53,256	$62,251	$58,394	$64,676	$71,413	$59,674	$72,752	$85,101	$85,002	$80,076
Indirect	32,805	51,287	41,978	41,384	47,376	40,485	54,466	50,501	54,174	47,358
Direct	20,451	10,964	16,416	23,292	24,037	19,189	18,286	34,600	30,828	32,718
Gross profit	26,937	35,626	24,966	35,575	34,670	29,567	39,878	47,022	48,813	46,823
Operating income	5,124	10,709	231	11,127	8,131	6,361	13,233	17,987	17,301	9,662
Net income (loss)	4,125	9,750	(431)	10,227	7,368	5,794	12,766	17,291	16,794	9,170

Percentage of Annual Results:
Net revenues	22.3%	26.1%	24.5%	27.1%	24.7%	20.7%	25.2%	29.5%	n/a	n/a
Indirect	13.7%	21.5%	17.6%	17.3%	16.4%	14.0%	18.9%	17.5%	n/a	n/a
Direct	8.6%	4.6%	6.9%	9.8%	8.3%	6.6%	6.3%	12.0%	n/a	n/a
Gross profit	21.9%	28.9%	20.3%	28.9%	22.9%	19.6%	26.4%	31.1%	n/a	n/a
Operating income	18.8%	39.4%	0.9%	40.9%	17.8%	13.9%	28.9%	39.3%	n/a	n/a
Net income (loss)	17.4%	41.2%	(1.8)%	43.2%	17.0%	13.4%	29.5%	40.0%	n/a	n/a

Percentage of Net Revenues:
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Indirect	61.6%	82.5%	71.9%	64.0%	66.3%	67.8%	74.9%	59.3%	63.7%	59.1%
Direct	38.4%	17.6%	28.1%	36.0%	33.7%	32.2%	25.1%	40.7%	36.3%	40.9%
Gross profit	50.6%	57.2%	42.8%	55.0%	48.5%	49.5%	54.8%	55.3%	57.4%	58.5%
Operating income	9.6%	17.2%	0.4%	17.2%	11.4%	10.7%	18.2%	21.1%	20.4%	12.1%
Net income (loss)	7.7%	15.7%	(0.7)%	15.8%	10.3%	9.7%	17.5%	20.3%	19.8%	11.5%

Store Data:
Total full-price stores open at end of quarter	13	17	20	21	22	23	25	26	28	31
Total outlet stores open at end of quarter(1)	—	—	—	—	—	—	—	1	1	2

Total stores open at end of quarter	13	17	20	21	22	23	25	27	29	33
Comparable-store sales(2)	—	—	—	9.3%	33.8%	35.3%	34.4%	36.8%	22.3%	28.2%

(1)	We opened our first outlet store in November 2009 and our second outlet store in June 2010.

(2)	Comparable-store sales are the net revenues of our stores that have been open at least 12 full fiscal months as of the end of the period. Increase or decrease is reported as a percentage of the comparable-store sales for the same period in the prior fiscal year. Remodeled stores are included in comparable-store sales unless the store was closed for a portion of the current or comparable prior period or the remodel resulted in a significant change in square footage.

Liquidity and Capital Resources

General

Our business relies on cash flow from operating activities as our primary source of liquidity. We also have access to additional liquidity, if needed, through borrowings under our $60.0 million revolving credit facility. Historically, our primary cash needs have been for merchandise inventories, payroll, store rent, capital expenditures associated with opening new stores, debt repayments, operational equipment, information technology and quarterly shareholder distributions to cover estimated tax payments. The most significant components of our working capital are cash and cash equivalents, merchandise inventories, accounts receivable, accounts payable and other current liabilities. We do not believe that the expansion of our Direct business will materially alter the nature and levels of our accounts receivables and inventories in the near future. We believe that cash flow from operating activities and the availability of borrowings under our existing credit facility or other financing arrangements will be sufficient to meet working capital requirements, anticipated capital expenditures and scheduled debt payments for the foreseeable future.

Cash Flow Analysis

A summary of operating, investing and financing activities is shown in the following table.

($ in thousands)	Year Ended	Fiscal Years Ended		Six Months Ended
	December 31, 2007	January 31, 2009	January 30, 2010	August 1, 2009	July 31, 2010
				(unaudited)	(unaudited)
Cash Flows from Operating Activities:
Net income	$50,231	$23,671	$43,219	$13,163	$25,964
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,657	7,347	10,666	4,494	4,131
Changes in assets and liabilities	(31,968)	18,783	9,801	34,136	(7,347)
Other	1,408	386	2,320	743	303

Net cash provided by operating activities	$24,328	$50,187	$66,006	$52,536	$23,051

Cash Flows from Investing Activities:
Purchase of fixed assets	$(16,641)	$(14,949)	$(5,844)	$(2,398)	$(4,795)
Deposit of restricted cash	—	(1,500)	—	—	—

Net cash used in investing activities	$(16,641)	$(16,449)	$(5,844)	$(2,398)	$(4,795)

Cash Flows from Financing Activities:
Net borrowings (repayments), including bank overdrafts	$34,246	$(7,567)	$(24,500)	$(36,500)	$3,000
Repayment of vendor and related-party-financed debt	(661)	(304)	(4,325)	(4,331)	(14)
Net borrowings of long-term debt
Debt restructuring costs	—	(1,024)	—	—	—
Payment of distributions	(41,161)	(24,119)	(25,604)	(6,306)	(20,159)

Net cash used in financing activities	$(7,576)	$(33,014)	$(54,429)	$(47,137)	$(17,173)

Increase (decrease) in cash and cash equivalents	$111	$724	$5,733	$3,001	$1,083
Cash and cash equivalents at beginning of period/year	—	52	776	776	6,509

Cash and cash equivalents at end of period/year	$111	$776	$6,509	$3,777	$7,592

Net Cash Provided By Operating Activities

Operating activities consist primarily of net income adjusted for non-cash items, including depreciation and amortization, the effect of changes in assets and liabilities, and tenant allowances received from landlords under our store leases.

Net cash provided by operating activities was $66.0 million for fiscal year 2010 compared to $50.2 million in fiscal year 2009. In fiscal year 2010, net income increased $19.5 million from fiscal year 2009 while cash provided by changes in assets and liabilities declined $9.0 million.

Net cash provided by operating activities was $50.2 million for fiscal year 2009 compared to $24.3 million in calendar year 2007. In fiscal year 2009, we experienced lower net income, which was offset with cash provided by reductions in accounts receivable and inventories. Net cash provided by operating activities in calendar year 2007 was impacted by a buildup of inventories in late 2007.

Net cash provided by operating activities declined in the six months ended July 31, 2010 to $23.0 million compared to $52.5 million in the six months ended August 1, 2009. The increase in net income in the six months ended July 31, 2010 was offset by a product inventory increase of $37.1 million due to a build up of inventories to meet anticipated strong demand resulting from favorable consumer response to new releases in fiscal year 2011.

Net Cash Used in Investing Activities

Investing activities consist primarily of capital expenditures for growth related to new store openings, operational equipment, and information technology investments.

Net cash used in investing activities was $5.8 million in fiscal year 2010. This was driven by $3.6 million in investments in six new stores along with improvements in e-commerce, $0.4 million in information technology investments and $1.1 million in production and distribution equipment.

Net cash used in investing activities was $16.4 million in fiscal year 2009 driven by $7.2 million in investments in 13 new stores along with improvements in e-commerce, $4.1 million in production and distribution equipment and $1.6 million in information technology investments, with the remaining used for facility and other improvements.

Net cash used in investing activities was $16.6 million in calendar year 2007. This was driven by $5.2 million in investments in seven new stores along with improvements in e-commerce, $3.8 million in information technology investments and $5.6 million in distribution equipment and the completion of a new distribution center for which the majority of the costs were incurred in calendar year 2006.

Net cash used in investing activities was $4.8 million and $2.4 million in the six months ended July 31, 2010 and the six months ended August 1, 2009, respectively. Capital expenditures in the six months ended July 31, 2010 were higher than capital expenditures in the six months ended August 1, 2009 due to investments in new stores, including the opening of six stores during the six months ended July 31, 2010 compared to only two stores during the six months ended August 1, 2009, and more stores under construction during the six months ended July 31, 2010.

Capital expenditures during fiscal year 2011 are expected to be between $12.0 million and $15.0 million, the substantial majority of which will be devoted to the opening of new stores and enhancements to the distribution center.

Net Cash Used in Financing Activities

Financing activities consist primarily of borrowings and repayments related to our term loan and revolving credit facility, as well as distributions to our shareholders and fees and expenses paid in connection with our credit facilities.

Net cash used in financing activities was $54.4 million in fiscal year 2010. This included $24.5 million in net repayments of borrowings under our credit facility, $4.3 million in repayments of vendor and related party debt and $25.6 million in distributions to our shareholders to fund tax liabilities due to our “S” Corporation status.

Net cash used in financing activities was $33.0 million in fiscal year 2009. This reflected net repayments of $7.6 million on our credit facility, $24.1 million of distributions to our shareholders to fund tax liabilities due to our “S” Corporation status and $1.0 million in expenses paid in connection with the credit facility.

Net cash used in financing activities was $7.6 million in calendar year 2007. The calendar year 2007 amount decreased due to a higher level of borrowings under our credit facility offset by distributions to shareholders.

Net cash used in financing activities was $17.2 million in the six months ended July 31, 2010, driven by $3.0 million in net borrowings under our credit facility and $20.2 million of distributions to our shareholders to fund tax liabilities due to our “S” Corporation status. In the six months ended August 1, 2009, net cash used in financing activities was $47.1 million primarily due to $36.5 million in net repayments of our credit facility, $4.3 million in repayments of vendor and related party debt and $6.3 million of shareholder distributions to fund tax liabilities.

Credit Facility

On November 26, 2008, we entered into a credit agreement, which provides for a revolving credit commitment of $60.0 million, due November 26, 2011, and a term commitment of $15 million, due in quarterly installments of $1.25 million which began on March 31, 2009. All of our borrowings under the credit agreement are collateralized by a first priority interest in substantially all of our assets, including our intellectual property, and are guaranteed by certain of our subsidiaries.

The agreement requires that we comply with quarterly financial covenants related to our consolidated net worth, leverage ratio and fixed charge coverage ratio. We have been in compliance with these covenants for all periods presented.

At the end of fiscal year 2010, we had borrowed $20 million as a revolving loan and $10 million as a term loan. Interest rates fluctuate based on LIBOR or Prime plus a spread ranging from 2.5% to 3.5%. The interest rates on our borrowings were 3.0% at January 30, 2010 and 3.5% at January 31, 2009.

Credit availability under the revolving credit commitment to us is subject to a monthly borrowing base calculation. The borrowing base includes 80% of our consolidated net accounts receivable and 50% of our consolidated inventory, adjusted for certain components and subject to an inventory cap of $39 million. We do not believe that the expansion of our Direct business will materially alter the nature and levels of our accounts receivables and inventories in the near future. The available credit as of January 30, 2010 and January 31, 2009 under this arrangement was approximately $40.0 million and $20.5 million, respectively.

On October 4, 2010, Vera Bradley Designs, Inc. (the “borrower”), which will become our wholly-owned subsidiary following the completion of the reorganization transaction, expects to enter into an amended and restated credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, that will provide for a revolving credit commitment of $125.0 million. The credit agreement will mature on October 3, 2015. All borrowings under the credit agreement will be collateralized by a first priority security interest in substantially all personal property assets, including intellectual property, of ours, the borrower, and our domestic subsidiaries. The credit agreement will also be guaranteed by us and our domestic subsidiaries. The credit agreement requires that the borrower comply with financial covenants related to its leverage ratio and fixed charge coverage ratio.

Under the credit agreement, interest rates fluctuate based on the LIBO rate, the Prime Rate and the Federal Funds Effective Rate plus 0.5%, in each case plus a spread tied to the Borrower’s leverage ratio ranging from 0.05% to 2.05%.

Initially, approximately $33.2 million will be used to repay the borrower’s existing credit agreement and approximately $1.0 million will be used to pay debt issuance costs, leaving $90.8 million available under the amended and restated credit agreement. The credit facility will be used for normal working capital purposes and to support continued expansion of our business. Immediately upon the completion of this offering, we expect to increase our outstanding borrowings by approximately $56.0 million to repay a portion of the notes issued to our existing shareholders in connection with the final “S” Corporation distribution.

Contractual Obligations

We enter into long term contractual obligations and commitments in the normal course of business, primarily debt obligations and non-cancellable operating leases. As of January 30, 2010, our contractual cash obligations over the next several periods are set forth below.

($ in thousands)	Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Debt to financial institutions(1)	$30,000	$5,000	$25,000	—	—
Debt to others(2)	136	22	49	57	8
Operating Leases(3)	48,036	7,090	11,229	10,925	18,792
Purchase Obligations(4)	40,620	40,620	—	—	—

Total	$118,792	$52,732	$36,278	$10,982	$18,800

(1)	As of January 30, 2010, we had the following principal amounts due under our syndicated credit agreement: $20,000,000 on our revolving loan due November 26, 2011 and $10,000,000 on our term loan due in quarterly installments of $1,250,000 that started on March 31, 2009. An estimated total interest amount of $1,355,833 based upon interest rates in effect on such indebtedness as of January 30, 2010 has been excluded.

(2)	We entered into agreements with vendors for the financing of equipment at our warehouse facility. The amounts listed represent the outstanding balance to the vendors under these agreements.

(3)	Our store leases generally have initial lease terms of 10 years and include renewal options upon substantially the same terms and conditions as the original leases.

(4)	Purchase obligations consist primarily of inventory purchase orders.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financing or unconsolidated special purpose entities.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, and expenses, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. We evaluate our accounting policies, estimates and judgments on an on-going basis. We base our estimates and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

We evaluate the development and selection of our critical accounting policies and estimates and believe that the following involve a higher degree of judgment or complexity and are most significant to reporting our results of operations and financial position, and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. However, our historical results for the periods presented in the consolidated financial statements have not been materially impacted by such variances. More information on all of our significant accounting policies can be found in Note 2, “Summary of Significant Accounting Policies,” to the consolidated financial statements.

Revenue Recognition

Revenues from the sale of our products are recognized upon customer receipt of the product when collection of relevant receivables is reasonably assured, pervasive evidence of an arrangement exists, the sales price is fixed and determinable and ownership and risk of loss have been transferred to the customer which, for e-commerce and Indirect retailers, reflects an estimate of shipments that have not yet been received by the customer. The estimate of these shipments is based on shipping terms and historical delivery times. Significant changes in shipping terms or delivery times could materially impact our revenues in a given period.

We reserve for projected merchandise returns based on historical experience and various other assumptions that we believe to be reasonable. Merchandise returns are often resalable merchandise and in the Direct business are refunded by issuing the same payment tender of the original purchase and in the Indirect business the customer is issued a credit to its account to apply to outstanding invoices. Merchandise exchanges of the same product and price are not considered merchandise returns and, therefore, are not included in the population when calculating the sales returns reserve. Product returns are often resalable through our annual outlet sale or other channels. Additionally, we reserve for other potential product credits and for customer shipments not yet received. The total reserve for returns, customer shipments not yet received, and general credits was $1.9 million and $1.7 million at January 30, 2010 and January 31, 2009, respectively. This represents a net loss to operating income of $1.3 million and $1.1 million, respectively.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (“FIFO”) method. Market is determined based on net realizable value which includes cost to dispose. Appropriate consideration is given to obsolescence, excess quantities, and other factors including the popularity of a pattern or product in evaluating net realizable value. We record adjustments to our inventories, which are reflected in cost of sales, if the cost of specific inventory items on hand exceeds the amount we expect to realize from the ultimate sale or disposal of the inventory. This adjustment calculation requires us to make assumptions and estimates, which are based on factors such as merchandise seasonality, historical trends, and estimated inventory levels, including sell-through of remaining units. Inventory reserves of $7.5 million and $5.3 million were recorded for these matters as of January 30, 2010 and January 31, 2009, respectively. Inventory reserves are primarily for estimated raw materials of discontinued patterns as we have the ability to move discontinued finished goods through a number of channels including the annual outlet sale, our outlet stores, and through liquidators as needed. Annually, at fiscal year end, we conduct a physical inventory as well as periodic cycle counts throughout the year.

Income Taxes

Historically, we have recognized income taxes as an “S” Corporation for federal income tax purposes. As such, with the exception of a limited number of state and local jurisdictions, we are not subject to income taxes. The shareholders of the company, and not the company itself, are subject to income tax on their distributive share of our earnings. We pay distributions to the shareholders to fund their tax obligations attributable to taxable income of our company. Upon completion of the offering, we will automatically convert to a “C” Corporation.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Financial Interpretation (“FIN”) 48, “Accounting for Uncertainty in Income Taxes” (codified primarily in ASC 740), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109, “Accounting for Income Taxes” (codified primarily in ASC 740). ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

We adopted FIN 48 effective February 1, 2009. As a result of the implementation of FIN 48, we did not recognize any change in liability for income taxes.

Valuation of Long-lived Assets

Property and equipment assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In evaluating an asset for recoverability, we estimate the future cash flow expected to result from the use of the asset at the store level, the lowest identifiable level of cash flow, if applicable.

If the sum of the estimated undiscounted future cash flows related to the asset is less than the carrying value, we recognize a loss equal to the difference between the carrying value and the fair value, usually determined by the estimated discounted cash flow analysis of the asset. Factors used in the valuation of long-lived assets include, but are not limited to, our plans for future operations, brand initiatives, recent operating results, and projected future cash flows. With respect to our stores, we analyze store economics, location within the shopping center, the size and shape of the space, and desirable co-tenancies in our selection process. Impairment charges are included in SG&A expenses.

The discounted cash flow models used to estimate the applicable fair values involve numerous estimates and assumptions that are highly subjective. Changes to these estimates and assumptions could materially impact the fair value estimates. The estimates and assumptions critical to the overall fair value estimates include: (1) estimated future cash flow generated at the store level; and (2) discount rates used to derive the present value factors used in determining the fair values. These and other estimates and assumptions are impacted by economic conditions and our expectations and may change in the future based on period-specific facts and circumstances. If economic conditions were to deteriorate, future impairment charges may be required.

Stock-Based Compensation

The restricted shares of our common stock granted under the 2010 Restricted Stock Plan were measured at fair value on July 30, 2010, the grant date. In the absence of a public trading market, we considered numerous objective and subjective factors, including information provided by an independent valuation firm, to determine our best estimate of the fair value of the restricted shares of our common stock on the grant date. Our estimate of this stock-based compensation is equivalent to the fair value of our common stock that is ultimately expected to vest. The stock-based compensation will be recognized as compensation expense over the requisite service period or upon an initial public offering event (such as the closing of this offering) if such event occurs prior to the completion of the service period.

Our estimate of pre-vesting forfeitures, or forfeiture rate, was based on our internal analysis, which included the award recipients’ positions within the company and the short vesting period of the awards. As such, we estimated the forfeiture rate was zero, which resulted in the gross value of the awards to be recorded as stock-based compensation expense in our consolidated statements of income. We will reassess the forfeiture rate assumption in future periods.

Determination of the Fair Value of Common Stock on Grant Date

We are a private company with no active public market for our common stock. Therefore, we have determined the estimated per share fair value of our common stock as of July 30, 2010 using a contemporaneous valuation consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation” (the “Practice Aid”). In conducting this valuation, we considered all objective and subjective factors that we believed to be relevant, including our best estimate of our business condition, prospects and operating performance at July 30, 2010. Within this contemporaneous valuation performed by us, a range of factors, assumptions and methodologies were used. The significant factors included:

¡	the fact that we are a private retail company with illiquid securities;

¡	our historical operating results;

¡	our discounted future cash flows, based on our projected operating results;

¡	valuations of comparable public companies; and

¡	condition of and outlook for the handbag, accessories and luggage industries.

After considering the information presented by our management, our board of directors rendered its final fair value determination.

Common Stock Valuation Methodologies

For the contemporaneous valuation of our common stock, management estimated, as of July 30, 2010, the valuation date, our enterprise value on a continuing operations basis, primarily using the income and market approaches, which are both acceptable valuation methods in accordance with the Practice Aid. The income approach utilized the discounted cash flow (“DCF”) methodology based on our financial forecasts and projections, as detailed below. The market approach utilized the market multiple methodology based on comparable public companies’ equity pricing, as detailed below.

For the DCF methodology, we prepared detailed annual projections of future cash flows through 2024, which we refer to as the “discrete projection period.” The value of the cash flows beyond the discrete projection period was derived by applying a capitalized earnings approach, in which such cash flows are assumed to grow at a constant annual long-term growth rate and in which the terminal-year cash flow is capitalized at a rate equal to the estimated discount rate less the estimated constant annual long-term growth rate. Our projections of future cash flows were based on our estimated net debt-free cash flows and were discounted to the valuation date at an estimate of our weighted average cost of capital.

For the market multiple methodology, we determined, as of the valuation date, a range of trading multiples for a group of comparable public companies, based on trailing 12 months adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) and adjusted earnings before interest and taxes (“EBIT”) and projected future EBITDA and EBIT. These multiples were then applied to our actual trailing 12 months adjusted EBITDA and EBIT and projected EBITDA and EBIT as of the valuation date. When selecting comparable companies, consideration was given to industry similarity, their specific products offered, financial data availability and capital structure.

We believe that the procedures employed in the DCF and market multiple methodologies are reasonable and consistent with the Practice Aid.

Post-IPO Equity and Incentive Grants

Following the completion of this offering, we anticipate awarding an aggregate of approximately              restricted stock units to our employees. The restricted stock units will be granted under the 2010 Plan and will vest on the second anniversary of the grant date and will be subject to forfeiture during the vesting period if an employee is no longer employed by us.

Recently Issued Accounting Pronouncements

In July 2009, the FASB released the authoritative version of the FASB Accounting Standards Codification (“FASB ASC”) as the single source of authoritative nongovernmental U.S. GAAP. The FASB ASC supersedes all existing accounting standard documents recognized by the FASB. All other accounting literature not included in the FASB ASC is considered non-authoritative. The FASB ASC is effective for fiscal years and interim periods ended after September 15, 2009. The adoption of the FASB ASC had no impact on our consolidated financial position, statements of income or cash flows.

In March 2008, the FASB issued a statement which requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The statement is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We adopted this statement as of February 1, 2009.

In May 2009, the FASB issued guidance which defines and establishes the period after the balance sheet date during which management of a reporting entity evaluates transactions and events for potential disclosure in the financial statements in addition to disclosing the date through which such events have been evaluated. The guidance was effective for financial statements issued for fiscal years and interim periods ended after June 15, 2009 and was applied prospectively. The adoption of this guidance did not have a material impact on our consolidated financial position, statement of income or cash flows. We have evaluated subsequent events through June 1, 2010, which is the date on which our financial statements for fiscal year 2010 were available to be issued.

Quantitative and Qualitative Disclosure of Market Risks

Interest Rate Risk

We are subject to interest rate risk in connection with borrowings under our credit facilities, which bear interest at variable rates.

From time to time, we utilize interest rate swaps to economically hedge our interest rate risk. These swaps are not designated as hedges for accounting purposes. We entered into two interest rate swap agreements in fiscal year 2010, swapping the variable LIBOR-based interest rate on our existing credit facility with a fixed rate ranging from .79% to 1.20%. We had marked these swaps to market, resulting in a liability of $89,000 at January 30, 2010. We had no open derivative instruments at January 31, 2009. The open interest rate swap agreements cover an aggregate notional amount of $20 million, $10 million of which expires on February 2, 2011 and $10 million of which expired on February 2, 2010. As of January 30, 2010, a 1% change in interest rates would have resulted in an approximate incremental $109,000 gain or loss related to this arrangement.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Foreign Exchange Rate Risk

We source a substantial majority of our materials from various suppliers in China and South Korea. Substantially all purchases and sales involving foreign persons are denominated in U.S. dollars and therefore we do not hedge using any derivative instruments. Historically, we have not been impacted materially by changes in exchange rates.

BUSINESS

Our Company

Vera Bradley is a leading designer, producer, marketer and retailer of stylish and highly-functional accessories for women. Our products include a wide offering of handbags, accessories and travel and leisure items. Over our 28-year history, Vera Bradley has become a true lifestyle brand that appeals to a broad range of consumers. Our brand vision is accessible luxury that inspires a casual, fun and family-oriented lifestyle. We have positioned our brand to highlight the high quality, distinctive and vibrant styling and functional design of our products. Frequent releases of new designs help keep the brand fresh and our customers continually engaged.

Our recent growth reflects the expanding demographic appeal of our brand and product offerings. Our customers span generations and include young girls, teens, college students, young professionals, mothers and grandmothers. Our broad product offerings enable our customers to express their personal style in all aspects of their lives, whether at the beach, a weekend getaway, school or work.

We generate net revenues by selling products through two reportable segments: Indirect and Direct. As of July 31, 2010, our Indirect business consisted of sales of Vera Bradley products to approximately 3,300 independent retailers, substantially all of which are located in the U.S., as well as select national retailers and third party e-commerce sites. As of July 31, 2010, our Direct business consisted of sales of Vera Bradley products through our 31 full-price stores, our two outlet stores, verabradley.com, and our annual outlet sale in Fort Wayne, Indiana.

Our net revenues have grown from $238.6 million in fiscal year 2009 to $288.9 million in fiscal year 2010, reflecting a growth rate of 21.1%. During fiscal year 2010, net revenues in our Indirect and Direct segments grew 15.2% and 35.1%, respectively. In mid-September 2007, we opened our first full-price Vera Bradley store and have experienced meaningful growth in our Direct business, growing our store base to 31 full-price stores as of July 31, 2010. Our full-price stores produced comparable-store sales increases of 36.4% in fiscal year 2010 compared to fiscal year 2009 and 26.0% in the six months ended July 31, 2010 compared to the six months ended August 1, 2009. In addition, we have experienced strong sales growth in our e-commerce business in recent years.

Reorganization Transaction and Stock Split

Vera Bradley, Inc. is a newly-formed Indiana corporation that has not, to date, conducted any activities other than those incident to our formation and the preparation of this prospectus. We were formed solely for the purpose of reorganizing the corporate structure of Vera Bradley Designs, Inc.

Prior to the effectiveness of the registration statement of which this prospectus is a part, the shareholders of Vera Bradley Designs, Inc. will contribute all of their shares of Class A Voting Common Stock and Class B Non-Voting Common Stock of Vera Bradley Designs, Inc. to us in return for shares of our Class A Voting Common Stock and Class B Non-Voting Common Stock, respectively, on a one-for-one basis. As a result, Vera Bradley Designs, Inc. will become our wholly-owned subsidiary. We refer to the foregoing in this prospectus as our “reorganization transaction.”

Upon the completion of the reorganization transaction, the only asset of Vera Bradley, Inc. will be its investment in Vera Bradley Designs, Inc., and all of our operations will be conducted through Vera Bradley Designs, Inc.

In addition, following the reorganization transaction and prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to recapitalize all of our Class A Voting Common Stock and Class B Non-Voting Common Stock into a single class of common stock and authorize and effectuate a 36.084-for-1 stock split of all outstanding shares of our common stock.

We were incorporated in Indiana on June 23, 2010. Our predecessor, Vera Bradley Designs, Inc., was incorporated in Indiana on November 15, 1982.

Our History

Barbara Bradley Baekgaard and Patricia Miller founded the company in 1982 in Fort Wayne, Indiana, after recognizing a lack of stylish travel accessories in the market. Within weeks, the friends created Vera Bradley, named after Barbara’s mother, and began manufacturing and marketing their distinctive products. The founders, together with the executive management team, have been instrumental in our growth and success. The following sets forth a summary of significant milestones in Vera Bradley’s history:

1982 – Barbara Bradley Baekgaard and Patricia Miller launched Vera Bradley by introducing three products: the handbag, the sports bag and the duffel bag.

1987 – We relocated to our current headquarters in Fort Wayne, Indiana. Ernst & Young honored our Co-Founders with an “Entrepreneur of the Year” award.

1991 – To accommodate the increasing number of attendees, we relocated our annual outlet sale from a tent in our parking lot to its present location at the Allen County Memorial Coliseum in Fort Wayne, Indiana.

1998 – We founded our primary philanthropy, the Vera Bradley Foundation for Breast Cancer.

1999 – Our products were being sold in all 50 states through Indirect retailers.

2005 – We launched the Vera Bradley Visual Merchandising Program, providing retailers a framework for presenting the brand and merchandising our products in a consistent manner. In addition, we launched a series of strategic initiatives to build a foundation for future growth.

2006 – We launched our e-commerce business through our website, verabradley.com.

2007 – We opened a state-of-the-art warehouse and distribution facility in Fort Wayne, Indiana. In mid-September, we also opened our first store at the Natick Collection, in greater Boston, and opened six additional stores later in the year.

2008 – We transitioned from using an independent sales force to a sales force comprised entirely of in-house, full-

time employees. We opened fourteen additional stores.

2009 – We opened five additional stores and, in early November, we opened our first outlet store at Chicago Premium Outlets in Aurora, Illinois.

2010 – We opened a design office in New York City. As of July 31, 2010, we have opened five additional stores and a second outlet store.

As of July 31, 2010, we sold our products through more than 3,300 Indirect retailers and 33 stores. In addition, we had more than 23 million visits to verabradley.com in fiscal year 2010 and attracted more than 65,000 attendees to our 2010 annual outlet sale.

The passion for design and customer service established by our founders, Barbara Bradley Baekgaard and Patricia R. Miller, has driven our growth over the past 28 years and remains the cornerstone of Vera Bradley today. As Chief Creative Officer, Ms. Bradley Baekgaard continues to play a role in the team responsible for our day-to-day creative functions, including product development and store design. As our National Spokesperson, Ms. Miller continues to play a role representing the brand at events, business and community functions and philanthropic activities.

We place a strong emphasis on social responsibility, developed from the core beliefs of our founders. In 1998, we founded our primary philanthropy, the Vera Bradley Foundation for Breast Cancer, which historically has received support from the sale of certain Vera Bradley “pink” handbags, luggage and accessories. To date, the Vera Bradley Foundation has contributed $10 million to breast cancer research.

Evolution of Our Business

Beginning in 2005, we embarked on a series of strategic initiatives designed to take advantage of the growing interest in the Vera Bradley brand. These initiatives were designed to strengthen and enhance our business and operating model, expand our demographic and geographic market opportunity and position us for future growth. The core components of these initiatives include the following:

Merchandising Strategy.  To appeal to a broader range of consumers, we developed a mix of pattern and product offerings specifically targeted at different consumer demographics, refined our product release strategy to significantly expand our product portfolio and increased the number of new patterns released as well as the frequency of new product launches. In addition, we substantially enhanced our visual merchandising strategy, focusing on a consistent presentation of Vera Bradley as a lifestyle brand.

Multi-Channel Distribution Capability.  In 2006, we initiated a Direct channel strategy that was designed to expand our brand presence and broaden our consumer demographic while complementing the growing Indirect channel of our business. The first step in establishing the Direct channel of our business was selling directly to consumers through verabradley.com beginning in 2006. In mid-September 2007, we opened our first full-price store. In fiscal year 2010, we had more than 23 million visits to verabradley.com, and as of July 31, 2010, we had 31 full-price stores and two outlet stores.

Infrastructure Investment.  Beginning in 2005, we made a series of investments to strengthen our supply chain capabilities, information systems and product development processes, resulting in substantial cost savings and a more flexible and scalable operating structure. During this period, we shifted our production from a primarily domestic manufacturing model to a more cost-effective global sourcing platform. In 2007, we opened a state-of-the-art warehouse and distribution facility in Fort Wayne, Indiana.

Our Brand

Over 28 years, we have created, developed and solidified a true lifestyle brand that resonates with a broad range of female consumers. Our brand vision is accessible luxury that inspires a casual, fun and family-oriented lifestyle. Actual employees, family and friends are often depicted throughout our advertising in fun, friendly and family-oriented settings, accentuating our brand image in an authentic manner. Our visual merchandising strategy, particularly in our full-price stores, seeks to create the feeling of home. We believe that our lifestyle brand is well positioned to extend into complementary product categories. The strength of our brand is demonstrated during our annual outlet sale in Fort Wayne, Indiana, a sales event that attracts tens of thousands of highly enthusiastic shoppers from across the country each year.

We have positioned our brand to highlight the high quality, distinctive and vibrant styling and functional design of our products. At the same time, our frequent releases of new patterns and styles keep the brand fresh, inspire our customers to express their individuality and sense of style in a colorful way and encourage multiple purchases. We also provide consumers a consistently fresh set of patterns, styles and products to choose from that fit with different ages, wardrobes, seasons and personalities.

We also offer a broad assortment of products that meet our customers’ different functional needs, including: handbags such as purses, totes and specialty bags; accessories such as wallets, ID cases and eyewear; and travel and leisure items such as weekend bags, duffel bags and garment bags. We believe this combination of patterns, styles and products allows us to appeal to teens, young women, mothers and grandmothers. Although our customers draw from a broad range of demographic segments, our market research has shown that they generally have a common attitude toward the brand: Vera Bradley is a colorful way of allowing them to express their individuality and sense of style.

Industry Overview

Mintel, a provider of research in the apparel and accessories industry, published a report in May 2009 discussing the U.S. handbag industry. Mintel defines “handbags” as any type of bag or satchel that is capable of being carried either by hand or over the shoulder. According to the Mintel study, the industry has grown at a compound annual growth rate of approximately 4.2% since 2004 and is expected to generate over $6.7 billion in sales during 2010.

The Mintel study found that female consumers view handbags as essential accessories and many purchase handbags to fit different outfits or occasions in their lives. Due to the consumer’s continually evolving collection of handbags, the average number of handbags owned by a survey sample of 1,020 women over 18 years of age was 9.8 as of February 2009. Young adults (18-24 year old) are a growing consumer segment in the handbag industry and purchase, on average, 2.3 handbags on an annual basis, more than any other age bracket. The 25-34 year old sub-segment of this population is expected to grow 13.3% between 2009 and 2014, which should further drive increased demand in the industry. The 35-44 year old category reported the second highest frequency of purchases with, on average, 2.1 handbags purchased per year.

Brick-and-mortar stores currently account for a significant portion of the distribution in the handbag market. However, the online marketplace is becoming an increasingly popular venue for handbag sales. It has become more important to women to research product specifications and pricing in advance. There is also a growing trend of consumers using social networking sites to share product knowledge and recommendations of different brands. Nonetheless, we believe consumers continue to frequent retail stores to see and touch the product and because they find shopping for handbags in retail stores an entertaining activity.

Both the fashion accessories and luggage markets are large and highly fragmented. Packaged Facts, a leading publisher of market research in the consumer products industry, published a report in January 2009 estimating the market for fashion accessories to be approximately $16.3 billion in 2008. The accessories market is particularly broad, encompassing products such as belts, scarves, leather goods and gloves. IBISWorld, a provider of market research, estimated in a January 2010 report that the current luggage market is approximately $1.7 billion.

We have a small but growing assortment of products in the fashion accessories and luggage markets and believe there is an opportunity for Vera Bradley to capture additional market share as we leverage our strong brand appeal to expand into additional product categories.

Competitive Strengths

We believe the following competitive strengths differentiate us within the marketplace and provide a strong foundation for our future growth:

Strong Brand Identity and Positioning.  We believe the Vera Bradley brand is highly recognized for its distinctive and vibrant style. Vera Bradley is positioned in the market as a lifestyle brand that inspires consumers to express their individuality and sense of style. We have also positioned our brand to highlight the high quality and functional attributes of our products. The Vera Bradley brand is more price accessible than many competing brands, which allows us to attract a wide range of consumers and inspire repeat purchases.

Exceptional Customer Loyalty.  We believe that, as consumers become familiar with the Vera Bradley brand and begin using our products, they become loyal and enthusiastic brand advocates. We believe enthusiasm for our brand inspires repeat purchases and helps us expand our customer base. Our customers often purchase our products as gifts for family and friends, who, in turn, become loyal customers.

Product Development Expertise.  Our product development team combines an understanding of consumer preferences with a knowledge of color, fashion and style trends to design our products. Our highly creative design associates utilize a disciplined product design process that seeks to maximize the productivity of our product releases and drive consumer demand.

Dynamic Multi-Channel Distribution Model.  We offer our products through a diverse choice of shopping options across channels that are intimate, highly shop-able, fun and characteristic of our brand. Whether at a Vera Bradley store, an independent specialty retail store or verabradley.com, we believe consumers have an opportunity to find the brand in places that match their unique shopping interests. Our multi-channel distribution model enables us to maximize brand exposure and customer access to our products.

Established Network of Indirect Retailers.  Our Indirect business consists of an established and diverse network of over 3,300 independent retailers. This channel of gift, apparel and accessories, travel and specialty retailers, located throughout the U.S., provides a strong foundation for our growth. Our Indirect retailers include some of the brand’s strongest advocates and their passion has been instrumental in the development of our brand.

Distinctive Retail Stores.  Our stores provide a shopping experience that is uniquely “Vera Bradley.” We bring the Vera Bradley brand to life in our stores through visual presentation of our wide range of product offerings, the stylish, inviting décor of our stores and personalized service from our friendly and knowledgeable sales associates. We believe the distinctive shopping experience and personalized service encourage repeat visits and multiple purchases.

Unique Company Culture.  We were founded in 1982 by two friends, Barbara Bradley Baekgaard and Patricia Miller, who built our company around their passion for design and commitment to customer service. We believe our founders created a unique company culture that attracts passionate and motivated employees who are excited about our products and our brand. Our employees share our founders’ commitment to Vera Bradley customers. We believe that a fun, friendly and welcoming work environment fosters creativity and collaboration and that, by empowering our employees to become personally involved in product design, testing and marketing, they become passionate and devoted brand advocates.

Experienced Management Team.  Our senior management team led by Michael C. Ray, our Chief Executive Officer, has extensive experience across a diverse range of disciplines in product design, merchandising, marketing, store development, supply chain management and finance. The current management team has been instrumental in the development and execution of our long-term strategies.

Growth Strategies

We believe there are significant opportunities to expand our business and increase our net revenues and net income through the execution of the following growth strategies:

Grow in Underpenetrated U.S. Markets.  Our historic growth focused primarily on the eastern U.S., and accordingly the Vera Bradley brand is most recognized in that region. In recent years, we have successfully expanded our Indirect and Direct channels in key developing markets in the midwest and southwest. We believe the success of our expansion efforts is a testament to the strength and portability of our brand and the power of our multi-channel distribution capabilities. We intend to rely on these strengths to further penetrate our existing markets and successfully expand both Direct and Indirect channels of our business into relatively underpenetrated markets in the midwest, southwest and west.

Expand Our U.S. Store Base.  We plan to expand our retail presence in the U.S. by opening new stores. We believe that the market in the U.S. can support at least 300 Vera Bradley full-price stores. We plan to open nine full-price stores and three outlet stores over the course of fiscal year 2011. We plan to open 14 to 16 new stores over the course of fiscal year 2012 and 14 to 20 new stores annually for the following five fiscal years. We believe that expansion of our store base complements our Indirect segment by increasing brand awareness and reinforcing our brand image.

Drive Comparable-Store Sales and Our E-Commerce Business.  We have several ongoing initiatives to drive comparable-store sales growth, including focusing on store-level merchandising programs and enhancing in-store customer service and selling capabilities. As a key element of our Direct channel strategy, we will continue to grow our e-commerce business through focused marketing efforts, online merchandising initiatives and social networking sites such as Facebook and Twitter. We believe our retail and e-commerce businesses are complementary and facilitate frequent contact with our customers.

Expand Our Product Offerings.  We design products to “accessorize a woman’s life” and believe this core competence serves as a platform for growth within and beyond our current product lines. We have expanded our product offerings to include new line extensions, such as our “Vera Vera” microfiber collection, and brand extensions, such as our recently launched paper and stationery collection. We believe that opportunities exist to “accessorize a woman’s life” through complementary product collections that fit within our positioning as a lifestyle brand.

Our Product Release Strategy

We introduce new patterns seasonally, four times per year. Within each season, we generally introduce three to five patterns. These patterns are incorporated into the designs of a wide range of products, including handbags, accessories and travel and leisure items, that are part of the core seasonal release. These products, which constitute our “Signature Collection” each season, can be classic styles, updates to older designs or new product introductions.

After each seasonal launch, we release additional new collections, typically once per month throughout the season. These collections often utilize or are inspired by that season’s patterns (e.g., the paper and gift collection in a new pattern), but a few of our releases are separate from the Signature Collection (e.g., the Vera Vera collection in solid colors).

We have increased the number of patterns per Signature release as well as the frequency of subsequent releases over time and believe that the assortment, breadth and cadence allow us to reach a broader range of consumer demographics and needs. We believe this keeps consumers continually engaged with our brand and repeatedly shopping at our points of distribution. In addition, we believe this approach allows us to minimize the risk associated with a single pattern not performing to our expectations. In order to keep our assortment current and fresh and to focus our inventory investments on our best performers, we discontinue patterns from time to time. We sell our remaining inventory of discontinued products at our annual outlet sale and through our outlet stores.

Our Products

The chart below presents net revenues generated by each of our three product categories and other revenues during the periods indicated as a percentage of our net revenues.

	Year Ended	Fiscal Years Ended		Six Months Ended
	December 31, 2007(1)	January 30, 2009	January 31, 2010	July 31, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Handbags	50.6%	54.3%	52.4%	51.9%
Accessories	29.3%	32.0%	31.7%	31.8%
Travel and Leisure Items	8.6%	9.9%	11.1%	10.2%
Other(2)	11.5%	3.8%	4.8%	6.1%

Total	100%	100.0%	100.0%	100.0%

(1)	In January 2008, we changed our fiscal year end from December 31 to the Saturday closest to January 31.
(2)	Primarily includes merchandising, freight, promotional products and licensing revenues.

Handbags. Handbags are a core part of our product offerings and are the primary component of every Signature collection. The category consists of classic and new styles developed by our product development team to meet consumer demand and drive repeat purchases. Our handbag product category extends beyond handbags to include totes and specialty bags such as baby bags, backpacks and laptop portfolios. Handbags play a prominent role in our visual merchandising and we focus on showcasing the different patterns, colors and features of each bag. Our handbags are generally priced between $25 and $125.

Accessories. Accessories, our second largest revenues category, includes fashion accessories such as wallets, ID cases, eyeglass cases, cosmetics, paper and gift products and eyewear. Accessories are attractively priced, generally between $10 and $35, and allow the consumer to include some color in her wardrobe, even if tucked into another bag. Our product development team is consistently updating the accessories assortment based on consumer demand and fashion trends.

Travel and Leisure Items. Our travel and leisure product category includes duffel bags, garment bags and travel accessories, such as travel cosmetic cases. The first Vera Bradley product offering included duffel bags, which have consistently been a strong performer. We believe their popularity, as well as the appeal of our other travel and leisure items, results from our vibrant designs, functional styles and lightweight fabrications. Our travel and leisure prices generally range from $15 travel accessories to $130 soft luggage.

Product Development

We have implemented a fully integrated and cross-functional product development process that aligns design, market research, merchandise management, sales, marketing and sourcing. Product development is a core capability that makes our products unique and provides us with a competitive advantage. Our designs and aesthetics set our products apart and drive customer loyalty. Our product development team mixes an understanding of the needs of our target customers with knowledge of upcoming color and fashion trends to design new collections as well as new product categories that will resonate in the market.

We begin the development stage of our products in the Vera Bradley portfolio 12-18 months in advance of their release. The development of each new pattern includes the design of an overall print, a complementary fabric backing and three sizes of coordinating trim materials. To seek fresh perspectives, we collaborate with independent designers to create unique patterns for each season. We oversee the development and exercise the final approval of all patterns and designs. Once developed, we copyright each pattern, including the print, fabric backing and coordinating trim. We believe that great design is not only central to our product development efforts, but also is a fundamental part of our brand development and growth strategies. In the past several years, we have made investments to evolve and integrate our product development expertise, including opening a design office in New York City.

Our product development team works to ensure that new collections contain an assortment of products and styles that are in line with both fashion trends and customer needs and regularly updates classic styles to enhance functionality. In addition, we actively pursue opportunities to expand our product offerings through new line and brand extensions. Our product development team monitors fashion trends and customer needs by attending major trend shows in Europe and the U.S., subscribing to trend monitoring services and engaging in comparison shopping.

Our product development team is also responsible for assortment planning, pricing, forecasting, promotional development and product lifecycle management. Forecasting is based on seasonal market research and in-store testing. We gather seasonal market research through a variety of methodologies, including scheduled interviews and on-line and in-person surveys. We conduct seasonal in-store testing by releasing test products in our full-price stores and evaluating their success in the marketplace prior to product introduction on a larger scale. The team assures that we offer a broad range of patterns, fabrics, styles and functionality features in a cost-effective manner. We believe that, with our cross-functional, collaborative approach, we are able to introduce and sell our merchandise in a way that clearly communicates the Vera Bradley brand and the Vera Bradley lifestyle.

Marketing

We believe that the growth of our brand and our business is influenced by our ability to introduce and sell our merchandise in a way that clearly conveys the Vera Bradley lifestyle. We use marketing and advertising as critical tools in our efforts to promote our brand. As of July 31, 2010, we employed 26 in-house marketing personnel and contracted for additional outside support.

Catalogs and Collateral. The seasonal Vera Bradley catalog is a key vehicle for the brand and our product portfolio. Each season’s catalog is sent to a targeted customer mailing list. In addition to the catalog, we produce a number of other marketing pieces, or “collateral,” including postcards, gift guides, in-store signage and release-focused mailers. Catalogs and collateral provide consumers with a powerful visual representation of both the products and lifestyle images embodied by the Vera Bradley brand. We believe that Vera Bradley’s catalogs and other mailed collateral generate excitement and awareness about the brand and seasonal introductions and allow us to reach both new and loyal customers in their homes.

Advertising. We employ print and outdoor advertising to increase overall brand awareness. Our advertisements are primarily placed in national magazines that have a readership similar to our target demographics. These publications have recently included Seventeen, InStyle, O the Oprah Magazine and Real Simple. We continually assess our advertising strategies and tactics.

Public Relations and Product Placement. Vera Bradley has received considerable exposure in the press, including in publications such as InStyle, O the Oprah Magazine, Good Housekeeping, Coastal Living and The New York Times. In addition, we have expanded our marketing efforts to promote product placement in feature-length films and on prime-time television shows such as Desperate Housewives, Brothers and Sisters, Entourage and Modern Family.

Social Media and Online Marketing. In recent years, we have greatly increased traffic to verabradley.com and have increased awareness of our brand through online marketing and social networking sites. We have captured more than 900,000 customer email addresses in our online customer file, with many of these customers providing age, occupation and location data. This captured information provides us with deeper insight into the products and categories that are in the highest demand and allows us to better target our customers with appropriate messages. As of July 31, 2010, we had over 250,000 Facebook fans and a growing number of Twitter followers. We believe these media not only connect us with our fans, but also allow us to target them through cross-channel marketing.

Channels of Distribution

We distribute our merchandise through Indirect and Direct channels. This multi-channel distribution model not only enables us to have operational flexibility, but also maximizes the methods by which we can access potential customers.

Indirect Channel. As of July 31, 2010, we had approximately 3,300 Indirect retailers, the majority of which are independent retailers with whom we have long-standing relationships. In calendar year 2007, fiscal year 2009 and fiscal year 2010, our Indirect channel generated net revenues of $243.4 million, $167.5 million and $192.8 million, respectively, or, as a percentage of net revenues, 86.6%, 70.2% and 66.7%, respectively. Indirect retailers are primarily gift, apparel and accessories, travel or other specialty retailers. No single account represented more than 2.0% of total Indirect net revenues in fiscal year 2010, with the top ten accounts representing less than 10.0% of total net revenues. The majority of our Indirect retailers have been customers for over five years.

Direct Channel

Full-Price Stores. We have developed a retail presence through our full-price stores, all located in the U.S., which provides us with a format to showcase the image and products of Vera Bradley. We expect our full-price stores to average approximately 1,800 square feet per store. Our stores are designed to create a feeling of home with a high standard of visual merchandising. The welcoming nature of our full-price stores provides our customers with a comfortable shopping experience in a setting that showcases our merchandise and conveys the Vera Bradley lifestyle. Our sales associates are passionate about our products and customer service, which, we believe, translates into a superior shopping experience.

E-Commerce. In 2006, we began selling our products through the verabradley.com website. The objective of verabradley.com is to provide both a mechanism for marketing directly to consumers and a storefront where consumers can find the entire Vera Bradley collection. In fiscal year 2010, we invested in upgrades to our website, which enables us to provide customized shopping experiences tailored to each online shopper and allows better integration with third-party sites such as Facebook.com. We believe the enhanced functionality allows us to provide a superior experience to our e-commerce customers. In fiscal year 2010, we had over 23 million visits to verabradley.com.

Outlet Stores. As of July 31, 2010, we operated two outlet stores, located in Aurora, Illinois and Wrentham, Massachusetts. Our outlet stores are a vehicle for selling discontinued merchandise at discounted prices while maintaining brand identity. No products are designed specifically for the outlet stores. We believe our outlet stores are an integral part of our distribution strategy as this format provides an additional channel of distribution for our products and enables us to better target value-oriented customers.

Annual Outlet Sale. For the last ten years, our annual outlet sale has been held in the Memorial Coliseum Exposition Center in Fort Wayne, Indiana. The annual outlet sale is an important tradition for Vera Bradley, has many loyal followers and is an opportunity for us to sell our discontinued merchandise at discounted prices in a brand-right fashion. We attracted more than 65,000 attendees to our 2010 annual outlet sale.

Indirect Sales Consultants

Historically, we worked with independent sales consultants who were not our employees, but most of whom worked exclusively for us. In October 2007, we began transitioning our sales force in-house. We believe that having an in-house sales force results in more consistent brand presentation and messaging, enhanced support for our Indirect retailers and a more predictable, scalable and cost-efficient model. As of July 31, 2010, our sales team consisted of 87 in-house, full-time sales consultants. The compensation structure for our sales consultants consists of a combination of fixed pay and sales-based incentives.

In addition to acquiring new and growing existing accounts, our sales consultants serve as a support center for our Indirect retailers by assisting and educating them in areas such as merchandising and visual presentation, marketing of the brand, product selection and inventory management. Our sales consultants also participate in our semi-annual product introduction and education event for our Indirect retailers. Our visual merchandising program provides our sales consultants with a framework to guide our Indirect retailers regarding optimal product placement and display that is intended to reinforce the message that our brand is distinct from those of our competitors.

Our Stores

As of July 31, 2010, we operated 31 full-price stores in 21 states throughout the U.S. We believe there is a significant opportunity to grow our store base as we believe the market in the U.S. can support at least 300 Vera Bradley full-price stores.

Based on the success of our first outlet store opened in fiscal year 2010, the number of attractive outlet centers in the U.S. and the growing popularity of outlet shopping among consumers, we believe the U.S. has capacity to support additional Vera Bradley outlet stores. In future years, we will assess the feasibility and attractiveness of designing products and lines exclusively for the outlet channel.

We plan to open nine full-price stores and three outlet stores over the course of fiscal year 2011. We plan to open 14 to 16 new stores over the course of fiscal year 2012 and 14 to 20 new stores annually for the following five fiscal years.

Store Location Selection Strategy

Our store location decisions are made case by case, depending on the combined retail strategy we have developed for the particular market. This includes actual and planned penetration in both Indirect and Direct segments, as well as existing e-commerce demand. At this time we do not believe any market has been fully penetrated, and therefore, expansion of our Direct segment should positively affect our Indirect segment. We believe that expansion of our store base complements our Indirect segment by increasing brand awareness and reinforcing our brand image. In addition to store economics, we pay particular attention to the location within the shopping center, the size and shape of the space, and desirable co-tenancies. Along with co-tenants that we believe share our target customer, we seek a balanced mix of moderate and high-end retailers to encourage high levels of traffic. Our target full-price store size is 1,800 square feet, but we are comfortable with spaces as small as 1,000 square feet or, depending on our market strategy and relevant economic factors, spaces as large as 2,800 square feet.

Store Locations

Our full-price stores are located primarily in high-traffic regional malls, lifestyle centers and mixed-use shopping centers across the U.S. The following table shows the number of full-price stores we operated in each state as of July 31, 2010:

State	Total Number of Stores	State	Total Number of Stores
Alabama	1	Michigan	1
California	4	New Jersey	2
Colorado	1	New York	1
Florida	2	Ohio	1
Georgia	1	Rhode Island	1
Hawaii	1	Tennessee	1
Illinois	2	Texas	3
Indiana	1	Virginia	1
Kansas	1	Washington	1
Maryland	1	Wisconsin	1
Massachusetts	3

In addition, as of July 31, 2010, we had one outlet store located in Illinois and another in Massachusetts.

Store Operations

The focus of our store operations is providing consumers with a comfortable shopping experience. We strive to make the experience interactive through special store events, such as events showcasing newly launched products or celebrating our namesake’s birthday. Our customer service philosophy emphasizes friendly service, merchandise knowledge and passion for the brand. Consequently, an essential requirement for the success of our stores is our ability to attract, train and retain talented, highly-motivated district managers, store managers and sales associates. Our district and store managers are our primary link to the consumer and we continually invest in their development.

Store Economics

We believe that our innovative retail concept and distinctive retail experience contribute to the success of our stores, most of which generate strong productivity and returns. We expect our full-price stores to average approximately 1,800 square feet per store and we expect to invest approximately $0.4 million per new store, consisting of inventory costs, pre-opening costs and build-out costs less tenant allowances. New full-price stores generate on average between $1.1 million and $1.3 million in net revenues during the first twelve months and the payback on our investment is expected to occur in less than 18 months. Typically, we have found that, as a new store becomes better integrated into its community and brand awareness grows, the store’s productivity tends to improve as measured by comparable-store sales, but we cannot assure you that full-price stores opened in the future will generate similar net revenues in the first twelve months or pay back our investment in a similar period.

Manufacturing and Supply Chain Model

Our manufacturing and supply chain model is designed to maximize flexibility in order to meet shifting demands in the market. Our model utilizes offshore suppliers and a blend of offshore and domestic manufacturers. We place a strong emphasis on continuous improvement of the model and have employed lean manufacturing concepts. Our broad-based multi-country manufacturing and supply chain model is designed to achieve efficient, timely and accurate order fulfillment while maintaining appropriate levels of inventory.

Our sourcing strategy is part of the larger cross-functional product development process. The overall objective for our sourcing team is to build and sustain collaborative partnerships throughout our supply chain. The sourcing team leverages their expertise in negotiation, relationship management and change management to maintain a strong global supply chain.

The majority of our products are cotton-based. Our other products are made from specialty fabrics (including nylon and microfiber) and paper. We source our materials from various suppliers in Asia, with the majority coming from China and South Korea. Our global supply chain and purchasing teams work together to select suppliers that enable us to optimize the mix of cost, lead time, quality and reliability within our global supply network. All of our suppliers must comply with our quality standards, and we only use a limited number of pre-approved suppliers who have demonstrated a commitment to delivering the highest quality products. In December 2008, we opened an office in Dongguan, China, which enables us to increase our control over the manufacturing and supply chain process and monitor compliance with our quality standards.

A significant majority of our finished goods products are manufactured externally overseas. These products are made by a variety of global manufacturers located primarily in China. We are not dependent upon any single manufacturer for our products. When determining the size of orders placed with our manufacturers, we take into account forward-looking demand, lead times for specific products, current inventory levels and minimum order quantity requirements. Overseas production has resulted in substantial cost savings and reduction of capital investment. With the oversight of our office in China and our independent contractors, we believe these financial benefits have been realized without sacrificing the level of quality inherent in our products or service to our customers.

The remainder of our products are manufactured in the U.S. to provide flexibility in our supply chain. This production, almost all of which is internal to Vera Bradley, enables us to manufacture a finished product in as quickly as two weeks. This allows us to rapidly manufacture appropriate quantities of finished product to respond quickly to shifts in marketplace demand and changes in consumer preferences. In fiscal year 2010, approximately 10% of our units were produced in our domestic manufacturing facility.

Distribution Center

In 2007, we consolidated our warehousing and shipping functions into one 200,000 square foot distribution center, located in Roanoke, Indiana. This highly automated, computerized facility allows Vera Bradley employees to receive information directly from the order collection center and quickly identify the products and quantity necessary for a particular order. In addition, we employ a warehouse control system that controls the flow of our products through 5,000 feet of automated conveyer. The facility’s advanced technology enables us to more accurately process and pack orders, as well as track shipments and inventory. We believe that our systems for the processing and shipment of orders from our distribution center have enabled us to improve our overall customer service through enhanced order accuracy and reduced turnaround time.

We strive to maintain the appropriate balance of inventory to enable us to provide a high level of service to our customers, including prompt and accurate delivery of our products. We have an active sales and operations planning process that helps us balance the supply and demand issues that we encounter in our business, optimize our inventory levels and anticipate inventory needs.

Our products are primarily shipped via FedEx and common carriers to our stores, our Indirect retailers and directly to our customers who purchase through our website. We believe we are positioned well to support the order fulfillment requirements of our growing business, including business generated through our website.

Management Information Systems

We believe that high levels of automation and technology are essential to maintain our competitive position. We maintain computer hardware, systems applications and networks to enhance and accelerate the design process, to support the sale and distribution of our products to our customers and to improve the integration and efficiency of our operations. Our management information systems are designed to provide, among other things, comprehensive order processing, production, accounting and management information for the product development, retail, sales, marketing, manufacturing, distribution, finance and human resources functions of our business. We use several specialized systems, including micros Retail, SAP and ILS, for our information technology requirements.

Competition

We face strong competition in each of the product lines and markets in which we compete. We believe that all our of products are in similar competitive positions with respect to the number of competitors they face and the level of competition within each product line. Due to the number of different products we offer, it is not practicable for us to quantify the number of competitors we face. Our products compete with other branded products within their product categories and with private label products sold by retailers. In our Indirect business, we compete with numerous manufacturers, importers and distributors of handbags, accessories and other products for the limited space available for the display of such products to the consumer. Moreover, the general availability of contract manufacturing allows new entrants access to the markets in which we compete, which may increase the number of competitors and adversely affect our competitive position and our business. In our Direct business, we compete against other gift and specialty retailers, department stores, catalog retailers and Internet businesses that engage in the retail sale of similar products.

The market for handbags, in particular, is highly competitive. Our competitors include established companies who are expanding their production and marketing of handbags as well as from frequent new entrants to the market. We directly compete with wholesalers and direct sellers of branded handbags and accessories, such as Coach, Nine West, Liz Claiborne and Dooney & Bourke.

In varying degrees, depending on the product category involved, we compete on the basis of design (aesthetic appeal), quality (construction), function, price point, distribution and brand positioning. We believe that our primary competitive advantages are consumer recognition of our brand, customer loyalty, product development expertise and our widespread presence through our multi-channel distribution model. Some of our competitors have achieved significant recognition for their brand names or have substantially greater financial, distribution, marketing and other resources than we do. Further, we may face new competitors and increased competition from existing competitors as we expand into new markets and increase our presence in existing markets.

Copyrights and Trademarks

The development of each new pattern includes the design of an overall print, a complementary fabric backing and three sizes of coordinating trim materials. Once developed, we copyright each pattern, including the print, fabric backing and coordinating trim. We currently have in excess of 300 copyrights.

We also own all of the material trademark rights used in connection with the production, marketing and distribution of all of our products, both in the U.S. and in the other countries in which our products are principally sold. Our trademarks include “Vera Bradley.” We aggressively police our trademarks and copyrights and pursue infringers both domestically and internationally. We also pursue counterfeiters domestically and internationally through leads generated internally, as well as through external sources monitoring use in the market. Our trademarks will remain in existence for as long as we continue to use and renew them on their expiration date. We have no material patents.

Employees

As of July 31, 2010, we had 1,213 employees. Of the total, 428 were engaged in retail selling and retail administration positions, 246 were engaged in manufacturing functions, 25 were engaged in product design and 357 were engaged in corporate support and administrative functions. The remaining employees were engaged in other aspects of our business. None of our employees is represented by a union. We believe that our relations with our employees are good, and we have never encountered a strike or significant work stoppage.

Government Regulation

Many of our imported products are subject to existing or potential duties, tariffs or quotas that may limit the quantity of products that we may import into the U.S. and other countries or impact the cost of such products. To date, we have not been restricted by quotas in the operation of our business, and customs duties have not comprised a material portion of the total cost of a majority of our products. In addition, we are subject to foreign governmental regulation and trade restrictions, including U.S. retaliation against prohibited foreign practices, with respect to our product sourcing and international sales operations.

Legal Proceedings

We are involved in various routine legal proceedings as both plaintiff and defendant incident to the ordinary course of our business. In the ordinary course, we are involved in the policing of our intellectual property rights. As part of our policing program, from time to time we file lawsuits in the U.S. and abroad alleging acts of trademark counterfeiting, trademark infringement, trademark dilution and ancillary and pendent state and foreign law claims. These actions often result in seizure of counterfeit merchandise and negotiated settlements with defendants. Defendants sometimes raise as affirmative defenses, or as counterclaims, the invalidity or unenforcability of our proprietary rights. We believe that the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on our business or financial condition.

Properties

The following table sets forth the location, use and size of our manufacturing, distribution and corporate facilities as of July 31, 2010. The leases on the leased properties expire at various times through 2015, subject to renewal options.

Location	Primary Use	Square Footage	Leased /Owned
2208 Production Road, Fort Wayne, Indiana	Corporate headquarters	27,287	Leased*
11222 Stonebridge Road, Roanoke, Indiana	Warehouse and distribution	217,320	Owned
5620 Industrial Road, Fort Wayne, Indiana	Support staff	66,866	Leased
2808 Adams Center Road, Fort Wayne, Indiana	Sewing and quilting	125,356	Leased
750 5th Avenue, 16th Floor, New York, New York	Product design and showroom	2,968	Leased
Huaki Plaza, Room 1301 Huaki Building, Shenghe Road, Nancheng District, Dongguan City	China office	886	Leased
240 Peachtree Street NW, Atlanta, Georgia	Showroom	5,172	Leased

*	This property is owned by Milburn, LLC, a leasing company in which Barbara Bradley Baekgaard owns a 50% interest and Patricia R. Miller and P. Michael Miller each own a 25% interest. See “Certain Relationships and Related Party Transactions.”

As of July 31, 2010, we also leased 33 store locations in the U.S. We consider these properties to be in good condition generally and believe that our facilities are adequate for our operations and provide sufficient capacity to meet our anticipated requirements.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning each of our executive officers and directors:

Name	Age	Position(s)
Robert J. Hall	51	Chairman of the Board
Michael C. Ray	49	Chief Executive Officer and Director
Barbara Bradley Baekgaard	71	Co-Founder, Chief Creative Officer and Director
Patricia R. Miller	72	Co-Founder, National Spokesperson and Director
Jeffrey A. Blade	49	Executive Vice President — Chief Financial and Administrative Officer and Secretary
Kimberly F. Colby	48	Executive Vice President — Design
C. Roddy Mann	41	Executive Vice President — Strategy & Business Development
Jill A. Nichols	49	Executive Vice President — Philanthropy and Community Relations
Matthew C. Wojewuczki	40	Executive Vice President — Operations
David O. Thompson	46	Vice President — Direct Sales
P. Michael Miller	72	Director
John E. Kyees	63	Director
Edward M. Schmults	48	Director

Robert J. Hall  has served as a director since 2007 and as Chairman of the board since September 2010. Mr. Hall currently is the principal of Andesite Holdings, a private investment firm which he founded in 2007. Prior to founding Andesite Holdings, Mr. Hall served as an Executive Director for UBS Financial Services from 2000 to 2007. From 1995 to 2000, he served as a Senior Vice President for Paine Webber in Philadelphia, Pennsylvania. Mr. Hall serves as a director of Thomas Raymond & Co., a manufacturer of men’s handcrafted footwear, New World Stoneworks LLC, a retailer of stone products, and KodaBow Inc., a manufacturer and retailer of sporting goods. Mr. Hall also serves as the Chairman of the Board of the Mid-Atlantic region of Teach for America.

Mr. Hall provides our board of directors with insight and perspective on general strategic and financial matters, stemming from his extensive experience in investment banking, investment management, financial planning and private placements.

Michael C. Ray has served as our Chief Executive Officer since 2007 and as a director since June 2010. From 2004 to 2007, Mr. Ray served as our Executive Vice President of Sales and Marketing. From 1999 to 2004, he served as our National Sales Director. Mr. Ray joined Vera Bradley in 1998 as Director of Finance and served us in that capacity until being promoted to National Sales Director in 1999. He is a board member of the Riley Children’s Foundation in Indianapolis, Indiana.

Mr. Ray has been instrumental in our growth and the development and execution of our long-term strategic plans. He provides our board of directors with an in-depth knowledge of our products, industry, challenges and opportunities, and he communicates management’s perspective on important matters.

Barbara Bradley Baekgaard co-founded Vera Bradley in 1982 and has served as a director since then. From 1982 through June 2010, she also served as Co-President. From the outset, Ms. Bradley Baekgaard has provided leadership and strategic direction in our brand’s development by providing creative vision to areas such as marketing, product design, assortment planning and the design and visual merchandising of our stores. In May 2010, she was appointed Chief Creative Officer. She currently serves as a board member of the Indiana University Cancer Center Development and the Vera Bradley Foundation for Breast Cancer. Ms. Bradley Baekgaard’s most recent personal awards include 2007 Country Living Entrepreneur Award and 2006 Gifts and Decorative Accessories Industry Achievement Award.

As Co-Founder of Vera Bradley, Ms. Bradley Baekgaard serves a key leadership role on our board of directors, and provides the board with a broad array of institutional knowledge and historical perspective as well as an in-depth knowledge of business strategy, branding, product development and store design.

Patricia R. Miller co-founded Vera Bradley in 1982 and has served as a director since then. From 1982 through June 2010, she also served as Co-President. From the outset, Ms. Miller has provided leadership and strategic direction to the business, guiding the development of our operations and supply chain infrastructure and the growth of our employee base. Ms. Miller has also regularly provided a face for Vera Bradley. In June 2010, she was appointed National Spokesperson for the company where she will continue to promote our brand. Ms. Miller served as the first Secretary of Commerce for the State of Indiana and the Chief Executive Officer of the Indiana Economic Development Corporation from 2005 to 2006. Her most recent personal awards include the Ball State University Indiana Women of Achievement Award for Entrepreneurship in 2006 and the Indiana Historical Society Indiana Living Legend Award in 2008. Ms. Miller serves as a director for the Indiana University Foundation and for the Vera Bradley Foundation for Breast Cancer.

As Co-Founder of Vera Bradley, Ms. Miller brings to our board of directors a broad array of institutional knowledge and historical perspective. Ms. Miller also provides insight and perspective on general strategic and business matters, stemming from her executive and finance experience as Secretary of Commerce for the State of Indiana and as Chief Executive Officer of the Indiana Economic Development Corporation.

Jeffrey A. Blade  has served as our Executive Vice President – Chief Financial and Administrative Officer since May 2010 and our Secretary since June 2010. Prior to joining Vera Bradley, from 2009 to January 2010 Mr. Blade served as Senior Vice President – Chief Financial Officer and Secretary of Central Garden and Pet Company, a publicly-traded consumer goods retailer. Mr. Blade previously served in various roles at The Steak ’n Shake company from 2004 to 2008, including Interim President, Executive Vice President – Chief Financial and Administrative Officer, and Senior Vice President and Chief Financial Officer. From 1999 to 2004, Mr. Blade was Vice President of Finance for the U.S. operations of Cott Corporation. He served in various financial roles for Kraft Foods Corporation from 1988 to 1999.

Kimberly F. Colby  has served as our Executive Vice President – Design since 2005. From 2003 through 2005, she served as our Vice President of Design. From 1989 to 2003, Ms. Colby served as our Design Director responsible for Marketing and Product Development. Ms. Colby’s professional history includes retail advertising, public relations, direct mail creative direction and management, special event planning and interior design.

C. Roddy Mann  has served as our Executive Vice President – Strategy and Business Development since April 2010 and is responsible for the development of our strategies and new business opportunities in both our Indirect and Direct channels. From 2007 to April 2010, Mr. Mann served as our Vice President – Strategy, Sales and Marketing. From 2006 to 2007, he served as Vice President – Strategic Initiatives. Prior to joining Vera Bradley, Mr. Mann was a Vice President at LakeWest Group, a consulting firm based in Cleveland, Ohio, from 1999 to 2006. In 2006, in a consulting capacity, Mr. Mann assisted us with the development of our Direct retail store strategy and execution plans.

Jill A. Nichols  has served as our Executive Vice President – Philanthropy and Community Relations since April 2010. From 1997 to April 2010, Ms. Nichols served as our Executive Vice President and Chief Operating Officer. From 1992 to 1997, she served as our Director of Operations and, from 1989 to 1992, she served as our Controller and Operations Manager. Prior to joining Vera Bradley, Ms. Nichols held finance positions with the YMCA and Coopers & Lybrand (which later merged with Price Waterhouse to become PricewaterhouseCoopers). She became a Certified Public Accountant in 1986. Ms. Nichols serves as the treasurer and a director of the Vera Bradley Foundation for Breast Cancer.

Matthew C. Wojewuczki  has served as our Executive Vice President – Operations since April 2010. From 2003 to April 2010, Mr. Wojewuczki served as our Vice President – Operations. Prior to joining Vera Bradley, he served as Vice President of Manufacturing and Supply Chain Management of Wabash Alloys, a secondary aluminum producer, from 2000 to 2003. From 1997 to 2000, he served as a principal consultant in the Management Consulting Services Group of PricewaterhouseCoopers. In addition, Mr. Wojewuczki is a Commissioned Officer in the U.S. Air Force Reserves, where he holds the rank of Major.

David O. Thompson  has served as our Vice President – Direct Sales since 2008. Prior to joining Vera Bradley, Mr. Thompson was a Senior Consultant, Manager and Vice President at LakeWest Group from 1998 to 2008. Prior to working at LakeWest Group, he served in various retail positions at OfficeMax, based in Cleveland, Ohio, and Bradlees, based in Braintree, Massachusetts. With over 20 years of experience in the retail industry, Mr. Thompson has expertise in retail operations, web operations, business process improvement and information technology in traditional retail, catalog and e-commerce channels.

P. Michael Miller  has served as a director since 1990. From 1990 through June 2010, he also served as our Secretary and Treasurer. Mr. Miller is a senior partner in the law firm of Hunt Suedhoff Kalamaros LLP. He has been a partner with the firm since 1997. Mr. Miller also serves as a director of the Vera Bradley Foundation for Breast Cancer.

Mr. Miller has been involved with Vera Bradley since its inception and brings to our board of directors a broad array of institutional knowledge and historical perspective. Mr. Miller also provides insight and guidance on legal and business matters, stemming from his experience as a practicing attorney.

John E. Kyees  has served as a director since April 2010. Mr. Kyees served as the Chief Investor Relations Officer of Urban Outfitters, Inc. from 2009 to 2010 and served that company as Chief Financial Officer from 2003 to 2009. Mr. Kyees formerly held the position of Chief Financial Officer and Chief Administrative Officer for bebe stores, Inc., a retail chain headquartered in San Francisco, California, from 2002 to 2003. Prior to joining bebe, Mr. Kyees served as Chief Financial Officer for Skinmarket, a startup teenage cosmetic retailer, from 2000 to 2002. Mr. Kyees was also Chief Financial Officer for HC Holdings from 1997 to 2000. HC Holdings filed a bankruptcy petition under Chapter 11 of the U.S. Bankruptcy Code in 2000. From May 1997 to December 1997, he was Chief Financial Officer for Ashley Stewart and from 1984 to 1997 Mr. Kyees was Chief Financial Officer for Express, which was a division of The Limited Brands, Inc. Mr. Kyees is currently a director and member of the audit committee of Casual Male Retail Group, Inc., a publicly-traded specialty retailer of men’s clothing.

Mr. Kyees brings to our board of directors over 40 years of experience in the consumer products retail and manufacturing industries. He has over 30 years of experience as a chief financial officer and nine years serving in that role for a public company. Institutional Investor magazine selected Mr. Kyees as a top specialty retail chief financial officer on five separate occasions, evidencing his strong skills in corporate finance, strategic and accounting matters.

Edward M. Schmults has served as a director since September 2010. Mr. Schmults currently serves as the Chief Executive Officer of Wild Things, LLC, a private company that provides cold weather clothing to the U.S. military and federal and state law enforcement agencies. Mr. Schmults has served as the Chief Executive Officer of Wild Things, LLC since 2009. From 2005 to 2009, Mr. Schmults served as the Chief Executive Officer of FAO Schwarz, a toy retailer. Prior to joining FAO Schwarz, he was employed at redEnvelope, Inc., a catalog and internet retailer of affordable luxury goods, where he started as Senior Vice President of Operations in 2004 and was promoted to Chief Operating Officer in 2005. Mr. Schmults was a consultant in the Entrepreneur-in-Residence program at Benchmark Capital in London in 2003. From 2000 to 2003, he served as President of Global Sales for Freeborders, an enterprise software company . From 1997 to 2000, he served as President of Moonstone Mountain Equipment, an outdoor equipment company. Prior to joining Moonstone Mountain Equipment, Mr. Schmults held various positions at Patagonia, Inc., a high-end outdoor clothing company, from 1990 to 1997. Mr. Schmults previously served on the board of directors of Recreational Equipment, Inc. (REI), a retailer of outdoor clothing and equipment, from 2007 to 2010. He currently serves on the Board of Trustees of the National Outdoor Leadership School and is a member of the National Council of the American Prairie Foundation.

Mr. Schmults brings to our board of directors over 20 years of experience in branded consumer products, direct-to-consumer sales, finance, information technology and socially responsible business practices.

Family Relationships

Several members of our board of directors and executive officers are related to one another. See “Certain Relationships and Related Party Transactions — Relationships Among Members of our Board of Directors and Management” on page 75 of this prospectus.

Board of Directors and Board Committees

We believe that our board of directors as a whole should encompass a range of talent, skill, diversity, and expertise enabling it to provide sound guidance with respect to our operations and interests. In addition to considering a candidate’s background and accomplishments, candidates are reviewed in the context of the current composition of our board of directors and the evolving needs of our businesses. Our board of directors identifies candidates for election to the board and reviews their skills, characteristics and experience.

Our board of directors seeks directors with strong reputations and experience in areas relevant to the strategy and operations of our businesses, particularly industries and growth segments that we serve. We believe each of our current directors has operating experience that meets this objective. We believe that our board collectively has experience in core management skills, such as strategic and financial planning, public company financial reporting, corporate governance, risk management and leadership development.

Our board of directors also believes that each of our current directors has other key attributes that are important to an effective board: integrity and demonstrated high ethical standards; sound judgment; analytical skills; the ability to engage management and each other in a constructive and collaborative fashion; diversity of origin, background, experience and thought; and the commitment to devote significant time and energy to service on our board.

Our board of directors currently consists of Barbara Bradley Baekgaard, Robert J. Hall, John E. Kyees, Patricia R. Miller, P. Michael Miller, Michael C. Ray and Edward M. Schmults. Our board has determined that Barbara Bradley Baekgaard, Patricia R. Miller, P. Michael Miller, Robert J. Hall and Michael C. Ray are not independent under the listing standards of The Nasdaq Stock Market. See “Certain Relationships and Related Party Transactions” for a description of such relationships. Our board has also affirmatively determined that John E. Kyees and Edward M. Schmults satisfy the independence requirements of The Nasdaq Stock Market standards for service on our board and each of its committees.

Although The Nasdaq Stock Market standards require that a majority of our directors be independent, under special phase-in rules applicable to initial public offerings we have twelve months from the date of listing to comply with this requirement. We plan to achieve compliance with this requirement by adding independent directors to our board of directors before the expiration of the phase-in period.

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Although The Nasdaq Stock Market standards require that all members of our board committees be independent, under special phase-in rules applicable to initial public offerings we have twelve months from the date of listing to comply with this requirement. We believe that the composition of our board committees will meet the criteria for independence under the rules of The Nasdaq Stock Market before the expiration of the phase-in period. Additionally, we believe that the functioning of these committees will comply with the Sarbanes-Oxley Act of 2002, the rules of The Nasdaq Stock Market and SEC rules and regulations.

Audit Committee.  Our audit committee reviews and recommends to the board of directors internal accounting and financial controls and accounting principles and auditing practices to be employed in the preparation and review of our financial statements. In addition, our audit committee has the authority to engage public accountants to audit our annual financial statements and determine the scope of the audit to be undertaken by such accountants. Our audit committee consists of John E. Kyees, Edward M. Schmults and P. Michael Miller, with John E. Kyees serving as chairman. As determined by our board, John E. Kyees is an audit committee financial expert under SEC rules implementing the Sarbanes-Oxley Act of 2002.

Compensation Committee.  Our compensation committee reviews and recommends to our Chief Executive Officer and the board of directors policies, practices and procedures relating to the compensation of managerial employees and the establishment and administration of certain employee benefit plans for managerial employees. The compensation committee has the authority to administer our 2010 Plan and advise and consult with our officers regarding managerial personnel policies. Our compensation committee consists of John E. Kyees, Edward M. Schmults and Robert J. Hall, with John E. Kyees serving as chairman.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee assists the board of directors with its responsibilities regarding the identification of individuals qualified to become directors, the selection of the director nominees for the next annual meeting of shareholders and the selection of director candidates to fill any vacancies on the board of directors. Our nominating and corporate governance committee consists of John E. Kyees, Edward M. Schmults and Patricia R. Miller, with Edward M. Schmults serving as chairman.

Compensation Committee Interlocks and Insider Participation

Historically, compensation decisions for our executive officers were made by our board of directors as a whole and certain officers and employees not on our board of directors at the time such decisions were made, including Michael C. Ray, Jeffrey A. Blade, David R. Traylor and Julie North. Following the closing of this offering, our compensation committee is expected to be comprised exclusively of directors who have not, at any time, served as an officer or employee of us or any of our subsidiaries. None of our executive officers has served as a member of the compensation committee, or other committee serving an equivalent function, of any other entity, one of whose executive officers served as a member of our compensation committee.

Limitation of Liability and Indemnification of Directors and Officers

Our second amended and restated articles of incorporation will provide for indemnification, to the fullest extent permitted by the IBCL, of our directors and officers against liability and reasonable expenses that may be incurred by them in connection with proceedings to which the directors or officers are made a party by reason of their relationship to the company. Our second amended and restated articles of incorporation and amended and restated bylaws will also provide for indemnification of our directors and officers where they have acted in good faith, which means that in the case of official action, they reasonably believed the conduct was in our best interests and in all other cases, the action taken was not against our best interests, and in the case of criminal proceedings, they had reasonable cause to believe the action was lawful or there was no reasonable cause to believe the action was unlawful. Prior to the completion of this offering, we intend to obtain insurance that insures our directors and officers against specified losses.

In addition, prior to the completion of this offering, we intend to enter into separate indemnification agreements with our directors and executive officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. These indemnification agreements may require us to indemnify our directors and executive officers for related expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement that were actually and reasonably incurred or suffered by a director or executive officer in an action or proceeding arising out of his or her service as one of our directors or executive officers.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This is a presentation of the material elements of compensation of our Chief Executive Officer, Chief Financial Officer and other executive officers identified in the “Summary Compensation Table” (collectively, our named executive officers) who served in those positions during the fiscal year ended January 31, 2010. To assist in understanding our named executive officer compensation program, we have included a discussion of our compensation policies and decisions for periods before and after fiscal year 2010 where relevant.

Our compensation program is designed to provide some common standards throughout the company. Therefore, much of what is disclosed below applies to executives in general and is not limited to our named executive officers.

Overview

Our board of directors has overall responsibility for the compensation program for our named executive officers. Following the offering, a compensation committee of our board of directors will have overall responsibility for the compensation program for our named executive officers. Members of the compensation committee will be appointed by the board of directors.

Our executive compensation program is designed to encourage our named executive officers to focus on building shareholder value, maximizing growth and profitability, as well as continuing to maintain our unique culture and building our strong brand. We strive to provide our named executive officers with a compensation package that is competitive within our industry.

Our objective is to provide a competitive total rewards compensation package to attract and retain key personnel and drive effective results. Our executive compensation program provides for the following main elements:

¡	base salaries, which are designed to allow us to attract and retain qualified candidates in a highly competitive market;

¡

annual incentive compensation, which provides additional cash compensation and is designed to support our pay-for-performance philosophy, and, beginning during fiscal year 2011, equity-based compensation; and

¡	a comprehensive benefits package that is available to all of our employees.

A detailed description of these components is provided below.

Elements of Our Executive Compensation Program

Base Salary.  We utilize base salary as the primary means of providing compensation for performing the essential elements of an executive’s job. We believe our base salaries are set at levels that allow us to attract and retain executives in competitive markets.

Annual Incentive Compensation.  Our annual incentive compensation, in the form of an annual cash bonus, is intended to compensate our named executive officers for meeting our corporate objectives and, for some of our named executive officers, individual performance objectives, and to incentivize our named executive officers to meet these objectives. These objectives may be both financial and non-financial and may be based on company or individual performance. The board of directors typically sets a target level where the full 100% bonus can be earned and then also sets a slightly lower target where a partial bonus can be earned if the objective is almost achieved, as well as a higher target where a larger-than-100% bonus can be earned for exceeding the 100% bonus target.

Long-Term Incentive Compensation.  Beginning in fiscal year 2011, we intend to add long-term equity awards to our executive compensation program in order to compete for executive talent and align the interests of our named executive officers with those of the company’s owners. We anticipate that long-term incentive compensation will be an integral part of our compensation program going forward.

Benefits.  Our benefits, such as our basic health benefits, 401(k) plan, life insurance, paid time off, matching charitable gifts program, tuition reimbursement and discounts on certain company products, are intended to provide a stable array of support to our employees and their families throughout various stages of their careers, and these core benefits are provided to all employees. The 401(k) plan allows participants to defer amounts of their annual compensation before taxes, up to the cap set by the Internal Revenue Code, which was $16,500 per person for calendar year 2009. Employees’ elective deferrals are immediately vested and nonforfeitable upon contribution to the 401(k) plan. We currently provide matching contributions equal to 50% of an employee’s individual contribution, up to a maximum of 10% of the participant’s annual salary and subject to certain other limits.

Determining the Amount of Each Element of Compensation

Overview.  The amount of each element of our compensation program is determined by our board of directors on an annual basis taking into consideration our results of operations, long and short-term goals, individual goals, the competitive market for our named executive officers and general economic factors. In fiscal year 2010 and in prior years, our approach has been to provide executives with a base salary and an annual bonus opportunity that were generally competitive with the level of those elements paid for comparable positions at comparable companies.

In fiscal year 2010, our board of directors engaged a compensation consultant, Towers Watson (formerly known as Towers Perrin, prior to its merger with Watson Wyatt), to provide data and recommendations regarding our compensation program in order to remain competitive with compensation programs at other companies with which we may compete for talent. Their final report and recommendations were presented in fiscal year 2011.

Once the level of compensation is set for the year, the board of directors may revisit its decisions if there are material developments during the year, such as promotions, that may warrant a change in compensation. After the year is over, the board of directors reviews the performance of the named executive officers to determine the achievement of annual incentive compensation targets and to assess the overall functioning of our compensation plans against our goals.

Base Pay.  Our board of directors reviews our named executive officers’ base salaries on an annual basis taking into consideration the factors described above as well as changes in position or responsibilities. In the event of material changes in position, responsibilities or other factors, the board of directors may consider changes in base pay during the year. The level of base pay for each named executive officer in fiscal year 2010 and prior years was not determined through formal benchmarking, but rather through an annual assessment of the individual factors described in “— Overview” above. Most of our named executive officers received a 3.5% increase in base salary during fiscal year 2010. This increase represented, and was set based on, the company-wide average merit increase for all employees during fiscal year 2010. Additional increases were made to reflect promotions and any other significant performance during fiscal year 2009.

In fiscal year 2010, our board of directors engaged Towers Watson to review our current levels of base salary as compared to the market. Base salary data was gathered from Watson Wyatt’s Top Management Database, which was adjusted to the company’s revenue size. We did not select a specific peer group nor did we review data from specific companies (nor were we aware of the identities of the specific component companies included in the database), but rather we used market pay data for the non-durable goods manufacturer segment within the Watson Wyatt database. The base salary data that was gathered was effective as of April 1, 2010. We consider a range of +/- 15% around the market median (50th percentile) to be competitive but still capable of recognizing differences among executives. Our objective going forward, which we achieved for fiscal year 2011, is generally to be within the competitive range of the market median, on average, for base salaries of our executive officers, including our named executive officers.

As a result of our consultant’s review, the board of directors decided to adjust Mr. Ray’s base salary (which, for fiscal year 2010, was 25% below the 50th percentile) for fiscal year 2011 so that his base salary was at the 50 th percentile of chief executive officers of the surveyed companies. Notwithstanding our objective of bringing the base salaries of our executive officers, on average, within the competitive range of the market median, Mr. Traylor and Ms. Colby both received modest base salary increases in recognition of their performance in fiscal year 2010.

The following table shows base salary rate increases for each of our named executive officers since fiscal year 2009.

Name and Principal Position	Fiscal Year 2009 Base Salary Rate(1)	Fiscal Year 2010 Base Salary Rate(2)	Fiscal Year 2010 Percentage Increase	Fiscal Year 2011 Base Salary Rate(3)	Fiscal Year 2011 Percentage Increase
Michael C. Ray Chief Executive Officer	$400,010	$413,998	3.5%	$550,004	32.9%
David R. Traylor Vice President — Finance(4)	240,006	255,450	6.4%	267,280	4.6%
Jill A. Nichols Executive Vice President — Philanthropy and Community Relations(5)	350,012	362,258	3.5%	362,258	n/a
Kimberly F. Colby Executive Vice President — Design	350,012	362,258	3.5%	379,002	4.6%
Patricia R. Miller Co-Founder and National Spokesperson(6)	450,008	465,764	3.5%	465,764	n/a
Barbara Bradley Baekgaard Co-Founder and Chief Creative Officer(7)	450,008	465,764	3.5%	465,764	n/a

(1)	Effective for Mr. Ray, Ms. Nichols, Ms. Colby, Ms. Miller and Ms. Bradley Baekgaard in November 2007, and for Mr. Traylor in November 2008.

(2)	Effective April 26, 2009.

(3)	Effective March 28, 2010.

(4)	Prior to April 29, 2010, Mr. Traylor was our Chief Financial Officer, a position to which he was appointed in fiscal year 2009.

(5)	Prior to April 29, 2010, Ms. Nichols’ position was Executive Vice President and Chief Operating Officer.

(6)	Prior to June 29, 2010, Ms. Miller’s position was Co-President.

(7)	Prior to June 29, 2010, Ms. Bradley Baekgaard’s position was Co-President and Chief Creative Officer.

Annual Incentive Compensation.  Our board of directors establishes the goals for our Annual Incentive Bonus Program on an annual basis and distributions are typically made after the end of each fiscal year after the board of directors has determined if the goals have been achieved. However, the board of directors has the authority to modify a bonus structure during the year if they deem appropriate.

Ms. Miller and Ms. Bradley Baekgaard have not participated in our Annual Incentive Bonus Program. For our other named executive officers, our Annual Incentive Bonus Program provided a potential bonus for fiscal year 2010 based on annual goals. For Mr. Ray, Ms. Nichols and Ms. Colby, the potential bonus was based 100% on company-wide net income goals, and for Mr. Traylor, was based 50% on company-wide net income goals and 50% on qualitative individual performance goals. For fiscal year 2010, Mr. Traylor’s individual goals, which were qualitative and subjective, included broadening of his skill set to include knowledge of the Sarbanes-Oxley Act in anticipation of this offering and progress towards completion of certain initiatives in our strategic plan, including navigating the company through an economic downturn and managing our assets to allow us to reduce our net borrowings.

Our board of directors established the following net income goals for fiscal year 2010, taking into account low expectations in a harsh economic environment, for purposes of developing the Annual Incentive Bonus Program: a threshold of $24.1 million; a target of $26.8 million; and a maximum of $29.5 million. As a result of positive company performance in a better-than-expected economic environment, actual net income for fiscal year 2010 was $43.2 million, which resulted in the payment of annual incentive awards at their maximum level. In addition, based on the board’s and Mr. Ray’s overall evaluation of Mr. Traylor’s individual performance, Mr. Traylor earned the maximum of the 50% portion of the annual bonus opportunity that was based on individual performance goals for fiscal year 2010.

For each of our named executive officers, the board of directors set a target bonus at a certain percentage of the particular executive’s base salary for fiscal year 2010. As with base salaries for fiscal year 2010, the target bonus percentage for each executive was intended to be competitive with the target bonus levels for comparable positions at comparable companies.

Our board of directors set each executive’s fiscal year 2010 threshold, target and maximum bonus as a percentage of his fiscal year 2010 annualized base salary as set forth in the table below.

Name(1)	2009 Calendar Year Base Salary Earned(2)	Fiscal Year 2010 Threshold Bonus Opportunity	Fiscal Year 2010 Target Bonus Opportunity	Fiscal Year 2010 Maximum Bonus Opportunity	Fiscal Year 2010 Threshold/Target/Maximum Bonus as a Percentage of Base Salary	Fiscal Year 2010 Bonus Earned
Michael C. Ray	$409,156	$153,434	$255,723	$306,867	37.5% / 62.5% / 75.0%	$306,867
David R. Traylor	250,121	31,265	93,795	122,716	12.5% / 37.5% / 49.1%	122,716
Jill A. Nichols	358,019	134,257	223,762	268,514	37.5% / 62.5% / 75.0%	268,514
Kimberly F. Colby	358,019	134,257	223,762	268,514	37.5% / 62.5% / 75.0%	268,514

(1)	Neither Ms. Miller nor Ms. Bradley Baekgaard participated in our Annual Incentive Bonus Program.

(2)	Our Annual Incentive Bonus Program payouts for fiscal year 2010 were determined based on salary earned during the 2009 calendar year.

In fiscal year 2010, our board of directors engaged Towers Watson to review our current levels of bonus compensation. Target bonus values were gathered from Towers Perrin’s Executive Compensation Database, which was adjusted to the company’s revenue size. We did not select a specific peer group nor did we review data from specific companies (nor were we aware of the identities of the specific component companies included in the database), but rather we used market pay data for the general industries segment within the Towers Perrin database. The bonus information that was gathered was effective as of April 1, 2010. Consistent with our newly-adopted company-wide approach of targeting annual incentive opportunities near the market 60th percentile for all employees, the board of directors decided to adjust the annual target bonus opportunity in fiscal year 2011 for our named executive officers generally to approach more closely the 60th percentile of comparable positions at comparable companies within the database. Accordingly, Ms. Nichols and Ms. Colby’s fiscal year 2011 target bonus opportunities were reduced to 50% of their fiscal year 2011 base salaries (from a previous bonus opportunity of 62.5% of their fiscal year 2010 base salaries), with their maximum opportunities unchanged at 75% of base salary.

Mr. Ray’s fiscal year 2010 target bonus opportunity was significantly below the 60th percentile for chief executive officers in the survey data. Mr. Ray’s target bonus opportunity for fiscal year 2011 was set at 60% of his fiscal year 2011 base salary (compared to a previous opportunity of 62.5% of his fiscal year 2010 base salary). The board of directors decided not to increase Mr. Ray’s annual target bonus opportunity to the 60th percentile (which would have resulted in a target bonus opportunity of 90% of his fiscal year 2011 base salary) because his recently-increased base salary had already resulted in a dramatic increase in Mr. Ray’s fiscal year 2011 annual target bonus opportunity from his fiscal year 2010 annual target bonus opportunity.

Notwithstanding our general company-wide approach of bringing the annual target bonus opportunities of our named executive officers nearer to the market 60th percentile, Mr. Traylor’s fiscal year 2011 target bonus opportunity was increased to 50% of his fiscal year 2011 base salary (from a previous bonus opportunity of 37.5% of his fiscal year 2010 base salary), which is above the 60th percentile for his position. However, the board of directors determined this increase was appropriate based on the experience Mr. Traylor brings to the company as a result of having formerly served as the company’s chief financial officer.

Bonus payouts for fiscal year 2011 will be determined as follows: for the positions of Chief Executive Officer and Executive Vice President, based 100% on a combination of company-wide net revenues and operating income performance; and for the position of Vice President, based 75% on a combination of company-wide net revenues and operating income performance and 25% on individual performance.

The table below sets forth each named executive officer’s threshold, target and maximum annual bonus opportunity for fiscal year 2011, as well as the bonus levels as a percentage of each officer’s fiscal year 2011 annualized base salary.

Name(1)	Fiscal Year 2011 Annualized Base Salary Rate	Fiscal Year 2011 Threshold Bonus Opportunity	Fiscal Year 2011 Target Bonus Opportunity	Fiscal Year 2011 Maximum Bonus Opportunity	Fiscal Year 2011 Threshold/Target/Maximum Bonus as a Percentage of Base Salary
Michael C. Ray	$550,004	$165,000	$330,000	$495,000	30% / 60% / 90%
David R. Traylor	267,280	66,820	133,640	200,460	25% / 50% / 75%
Jill A. Nichols	362,258	90,565	181,129	271,694	25% / 50% / 75%
Kimberly F. Colby	379,002	94,751	189,501	284,252	25% / 50% / 75%

(1)	Neither Ms. Miller nor Ms. Bradley Baekgaard participated in our Annual Incentive Bonus Program.

For fiscal years beginning after the completion of this offering, it is expected that annual incentive compensation will be paid under the 2010 Equity and Incentive Plan (the “2010 Plan”), described further in “—2010 Equity and Incentive Plan” below.

Equity Compensation Awards

In fiscal year 2010 and prior years, we did not have a plan or arrangement under which our named executive officers were granted options or other equity awards.

Pre-IPO Equity Grants.  In order to retain key executives and provide a vehicle for executive ownership, on July 30, 2010, our board of directors approved our 2010 Restricted Stock Plan and granted to our named executive officers, certain of our employees and our non-employee directors a one-time grant of restricted shares of our common stock. The total number of restricted shares granted was 1,115,000 and included grants to our named executive officers, as follows: Michael C. Ray - 158,770 shares; David R. Traylor - 108,252 shares; Jill A. Nichols - 108,252 shares; and Kimberly F. Colby - 108,252 shares.

The size of each individual restricted share grant was based primarily on a combination of internal pay equity considerations, overall dilution of current ownership and our lack of any equity incentive compensation prior thereto. We also reviewed, solely as a reference point and not for benchmarking purposes, market data on long-term incentive opportunities within the general industries segment of the Towers Perrin Executive Compensation Database.

The restricted shares vest on the first anniversary of the grant date. Vesting of the restricted shares will be accelerated upon completion of this offering and may be accelerated by our board of directors, in its sole discretion, upon a change in control. Recipients of restricted shares made Section 83(b) elections and were each paid an additional cash bonus by us in the amount of the required tax withholding obligation on the restricted shares and the expected actual tax obligation on the cash bonus in the following amounts: $839,908 for Michael C. Ray; and $572,665 for each of David R. Traylor, Jill A. Nichols, Kimberly F. Colby and Jeffrey A. Blade.

Post-IPO Equity and Incentive Grants.  Our board of directors intends to implement an equity and cash incentive plan that will allow us to provide a variety of different types of incentive awards (including annual and long-term incentive awards) to our executives and other employees following the completion of this offering. The 2010 Plan will permit us to issue stock options, restricted stock units, restricted stock, stock appreciation rights, performance units, performance shares and cash incentive awards to eligible employees, including our named executive officers, as determined by the compensation committee. For more details regarding the 2010 Plan, see “— 2010 Equity and Incentive Plan” below.

Severance and Change in Control Arrangements

We do not have any formal severance, change in control or employment agreements or arrangements with our named executive officers. Severance arrangements with executives have traditionally been determined on a case-by-case basis. We have a general severance policy for employees that provides for one week of pay for each year of service with us, with a minimum total payment of 2 weeks of pay, in the event of an involuntary termination of the employee by us. The board of directors is considering adopting a more formal severance plan for executives going forward. For a description of the severance agreement with our new Executive Vice President — Chief Financial and Administrative Officer, see “— Hiring of New Chief Financial and Administrative Officer” below.

The 2010 Plan may provide for a potential acceleration of outstanding awards in the event of an involuntary termination of employment for an executive in connection with a change in control, as defined in the 2010 Plan. See “— 2010 Equity and Incentive Plan” below for a description of the change in control provisions contained in the 2010 Plan.

Effect of Accounting and Tax Treatment on Compensation Decisions

In the review and establishment of our compensation programs, we consider, among other factors, the anticipated accounting and tax implications to us and our executives. After the completion of this offering, Section 162(m) of the Internal Revenue Code may impose a limit on the amount of compensation that we may deduct in any one year with respect to our chief executive officer and each of our next three most highly compensated executive officers other than the chief financial officer, unless specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the programs are approved by shareholders and meet other requirements. We will seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and therefore we have not adopted a policy requiring all compensation to be deductible. Our compensation committee will assess the impact of Section 162(m) on our compensation practices and determine what further action, if any, is appropriate. The 2010 Plan will allow us to provide compensation that meets the deductibility requirements of Section 162(m).

Role of Executives in Executive Compensation Decisions

Our board of directors, which includes Ms. Miller and Ms. Bradley Baekgaard, generally seeks input from Mr. Ray when discussing the performance of and compensation levels for the other named executive officers. The board of directors also works with Messrs. Ray and Traylor and the head of our human resources department in evaluating the financial, accounting, tax and retention implications of our various compensation programs. Neither Mr. Ray, Mr. Traylor nor any of our other executives participates in deliberations relating to his or her own compensation, other than Ms. Miller and Ms. Bradley Baekgaard, each of whom participated in the setting of their own base salary levels and, in their roles as directors of the company, in the setting of compensation of our other named executive officers. Following this offering, it is not expected that Ms. Miller or Ms. Baekgaard will play any role in setting their own compensation or the compensation of our named executive officers.

Hiring of New Chief Financial and Administrative Officer

On May 2, 2010, we hired Jeffrey A. Blade to serve as our Executive Vice President — Chief Financial and Administrative Officer. Mr. Blade’s responsibilities are to oversee our finances, human resources, information technology, legal matters and investor relations. Mr. Blade’s base salary for fiscal year 2011 is $315,016, and his target bonus opportunity for fiscal year 2011 is 50% of his fiscal year 2011 base salary. Mr. Blade’s fiscal year 2011 base salary is within the competitive range of the targeted market 50 th percentile, and his fiscal year 2011 target bonus opportunity corresponds with our company-wide approach of aligning target bonuses with the market 60th percentile. As part of his hiring, Mr. Blade will also receive relocation benefits in fiscal year 2011 of up to $127,500 for costs and expenses relating to the sale of his existing home and move to and purchase of a new home, and reimbursement of expenses relating to two pre-move house hunting trips. Certain of these relocation reimbursement amounts will be subject to pro-rated repayment by Mr. Blade to us in the event that Mr. Blade voluntarily terminates his employment within the first year of employment. In addition, if his employment is terminated by us without just cause (as defined in his offer letter), he will be entitled to a severance payment equal to one year’s base salary and a pro-rata bonus for the portion of the year prior to his termination, to the extent that a bonus would be payable for the year based on company performance. We also granted Mr. Blade a one-time award of 108,252 shares of restricted stock, as one of several pre-IPO equity grants described in “Equity Compensation Awards—Pre-IPO Equity Grants” above.

Summary Compensation Table

The following table shows information concerning the annual compensation for services to the company in all capacities of the company’s named executive officers during the last completed fiscal year.

Name and Principal Position	Fiscal Year	Salary(1)	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compen- sation(3)	Total Compen- sation
Michael C. Ray Chief Executive Officer	2010	$410,232	n/a	n/a	n/a	$306,867	n/a	$11,800	$728,899
David R. Traylor Vice President — Finance(4)	2010	251,311	n/a	n/a	n/a	122,716	n/a	11,000	385,027
Jill A. Nichols Executive Vice President — Philanthropy and Community Relations(5)	2010	358,961	n/a	n/a	n/a	268,514	n/a	11,800	639,275
Kimberly F. Colby Executive Vice President — Design	2010	358,961	n/a	n/a	n/a	268,514	n/a	10,300	637,775
Patricia R. Miller Co-Founder and National Spokesperson(6)	2010	461,522	n/a	n/a	n/a	n/a	n/a	21,880	483,402
Barbara Bradley Baekgaard Co-Founder and Chief Creative Officer(7)	2010	461,522	n/a	n/a	n/a	n/a	n/a	18,955	480,477

(1)	Reflects a blend of the base salary rates of our named executive officers that went into effect on April 26, 2009 and the base salary rates prior to April 26, 2009.

(2)	Includes annual incentive compensation paid under the company’s Annual Incentive Bonus Program.

(3)	Includes 401(k) matching contributions made by the company of $8,250 for each of Mr. Ray, Ms. Nichols and Ms. Colby, and $11,000 for each of Mr. Traylor, Ms. Miller and Ms. Bradley Baekgaard; automobile allowances of $7,330 and $4,405 for Ms. Miller and Ms. Bradley Baekgaard, respectively; and reimbursement for tax planning services of $3,550 for each of Mr. Ray, Ms. Nichols, Ms. Miller and Ms. Bradley Baekgaard, and $2,050 for Ms. Colby.

(4)	Prior to April 29, 2010, Mr. Traylor’s position was Chief Financial Officer.

(5)	Prior to April 29, 2010, Ms. Nichols’ position was Executive Vice President and Chief Operating Officer.

(6)	Prior to June 29, 2010, Ms. Miller’s position was Co-President.

(7)	Prior to June 29, 2010, Ms. Bradley Baekgaard’s position was Co-President and Chief Creative Officer.

Fiscal Year 2010 Grants of Plan-Based Awards

The following table sets forth information regarding grants of plan-based awards in fiscal year 2010.

	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards(1)
	Threshold	Target	Maximum
Michael C. Ray	$153,434	$255,723	$306,867
David R. Traylor	31,265	93,795	122,716
Jill A. Nichols	134,257	223,762	268,514
Kimberly F. Colby	134,257	223,762	268,514
Patricia R. Miller(2)	n/a	n/a	n/a
Barbara Bradley Baekgaard(2)	n/a	n/a	n/a

(1)	Awards made under the company’s Annual Incentive Bonus Program. Actual amounts earned under the program are disclosed in the “non-equity incentive plan compensation” column of the Summary Compensation Table.

(2)	Neither Ms. Miller nor Ms. Bradley Baekgaard received any grants of plan-based awards in fiscal year 2010 because they do not participate in the Annual Incentive Bonus Program.

Outstanding Equity Awards at 2010 Fiscal Year-End

There were no outstanding equity awards as of January 31, 2010.

In 1998, Ms. Nichols purchased 1,804,387 shares of the company’s common stock at fair market value, which are not subject to any vesting schedule and which are still owned by Ms. Nichols. In 2003, each of Mr. Ray, Ms. Nichols and Ms. Colby purchased 1,804,387 shares of the company’s common stock at fair market value, which are not subject to any vesting period and which are still owned by Mr. Ray, Ms. Nichols and Ms. Colby.

Fiscal Year 2010 Option Exercises and Stock Vested

None of our named executive officers exercised options or had stock awards that vested during fiscal year 2010.

Fiscal Year 2010 Pension Benefits

Aside from our 401(k) plan, we do not maintain any pension plan or arrangement under which our named executive officers are entitled to participate or receive post-retirement benefits.

Fiscal Year 2010 Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plan or arrangements under which our named executive officers are entitled to participate.

Potential Payments Upon Termination or Change in Control

Our named executive officers are not specifically entitled to any payments upon termination of employment or upon a change in control. Severance arrangements with executives have typically been determined on a case-by-case basis in the past. However, we maintain an informal general severance policy that provides all employees, including our named executive officers, with one week of pay for each year of service with the company, with a minimum total payment of 2 weeks pay, in the event of an involuntary termination of the employee by the company. The following table shows the value of severance benefits that would be payable in a lump sum to each of our named executive officers under this formula, assuming an involuntary termination of employment, other than for good cause, as of January 31, 2010.

Name(1)	Severance
Michael C. Ray	$95,538
David R. Traylor	24,565
Jill A. Nichols	146,297
Kimberly F. Colby	146,297
Patricia R. Miller	n/a
Barbara Bradley Baekgaard	n/a

(1)	Neither Ms. Miller nor Ms. Bradley Baekgaard participates in our severance program.

Compensation and Risk

We have, with the assistance of our board’s compensation consultant, evaluated the risk profile of our compensation policies and practices, and concluded that they do not motivate imprudent risk taking. In our evaluation, we reviewed our employee compensation structures, and noted numerous factors and design elements that manage and mitigate risk without diminishing the incentive nature of the compensation, including:

¡

a unique and strong company culture that attracts passionate and motivated employees who are excited about our products and our brand (as opposed to being motivated by purely financial considerations);

¡	as proposed for fiscal year 2011, a balanced mix between cash and equity, and annual and longer-term incentives under our executive compensation program;

¡	the large percentage ownership of our shares by senior management, which ensures that their interests are aligned with the long-term interests of the company and our shareholders;

¡	reasonable limits on annual incentive awards (as determined by a review of our current business plan);

¡	with respect to annual incentive awards, a balanced mix of performance measures and linear payouts between target levels; and

¡	subjective considerations (including a review of individual performance) and discretion in compensation decisions, which limit the influence of formulae or objective factors on excessive risk taking.

We also reviewed our compensation programs for certain design features that may have the potential to encourage excessive risk-taking, including: over-weighting towards annual incentives, highly leveraged payout curves, unreasonable thresholds, and steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds. We concluded that our compensation programs do not include such elements. In addition, we analyzed our overall enterprise risks and how compensation programs may impact individual behavior in a manner that could exacerbate these enterprise risks. In light of these analyses, we concluded that we have a balanced pay and performance program that does not encourage excessive risk-taking that is reasonably likely to have a material adverse effect on the company.

2010 Equity and Incentive Plan

We intend to adopt the Vera Bradley, Inc. 2010 Equity and Incentive Plan (referred to below as the 2010 Plan) in connection with this offering. The principal purposes of the 2010 Plan are to optimize the profitability and growth of the company through short-term and long-term incentives that are consistent with the company’s objectives and that link participants’ interests to those of the company’s shareholders; to give participants an incentive for excellence in individual performance; to promote teamwork among participants; and to give the company a significant advantage in attracting and retaining key employees, directors, and consultants. Our 2010 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance based awards (including performance shares, performance units and annual performance bonus awards), and other stock or cash-based awards.

Administration.  The 2010 Plan will be administered by our board of directors or by a committee that the board designates for this purpose (referred to below as the Plan Administrator). The Plan Administrator has the power to determine the terms of the awards granted under our 2010 Plan, including the exercise price, the number of shares subject to each award, and the exercisability of the awards. The Plan Administrator also has full power to determine the persons to whom and the time or times at which awards will be made and to make all other determinations and take all other actions advisable for the administration of the 2010 Plan.

Grant of Awards; Shares Available for Awards.  Certain employees, advisors, and directors are eligible to be granted awards under the 2010 Plan, other than incentive stock options, which may be granted only to employees. We have reserved 6,076,000 shares of our common stock for issuance under the 2010 Plan. The number of shares issued or reserved pursuant to the 2010 Plan will be adjusted by the Plan Administrator, as they deem appropriate and equitable, as a result of stock splits, stock dividends, and similar changes in our common stock. No more than 2,025,333 shares of our common stock will be granted, or $5.0 million paid in cash, pursuant to awards which are intended to be performance-based compensation (within the meaning of Section 162(m) of the Internal Revenue Code) to any one participant in a calendar year.

Stock Options.  Under the 2010 Plan, the Plan Administrator may grant participants incentive stock options, which qualify for special tax treatment in the United States, as well as non-qualified stock options. The Plan Administrator will establish the duration of each option at the time it is granted, with a maximum duration of ten years from the effective date of the 2010 Plan, and may also establish vesting performance requirements that must be met prior to the exercise of options. Stock option grants must have an exercise price that is equal to or greater than the fair market value of our common stock on the date of grant. Stock option grants may include provisions that permit the option holder to exercise all or part of the holder’s vested options, or to satisfy withholding tax liabilities, by tendering shares of our common stock already owned by the option holder for at least six months (or another period consistent with the applicable accounting rules) with a fair market value equal to the exercise price.

Stock Appreciation Rights.  The Plan Administrator may also grant stock appreciation rights, which will be exercisable upon the occurrence of certain contingent events. Stock appreciation rights entitle the holder upon exercise to receive an amount in any combination of cash and shares of our common stock (as determined by the Plan Administrator) equal in value to the excess of the fair market value of the shares covered by the stock appreciation rights over the exercise price of the right.

Restricted Stock.  The Plan Administrator may also grant restricted stock, which are awards of shares of our common stock that vest in accordance with the terms and conditions established by the Plan Administrator. The Plan Administrator will determine in the award agreement whether the participant will be entitled to vote the shares of restricted stock and/or receive dividends on such shares.

Restricted Stock Units.  Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit grant, the company must deliver to the holder of the restricted stock unit, unrestricted shares of our common stock, which will be freely transferable.

Performance Based Awards.  Performance based awards are denominated in shares of our common stock, stock units, or cash, and are linked to the satisfaction of performance criteria established by the Plan Administrator for the applicable performance period. If the Plan Administrator determines that the performance based award to an employee is intended to meet the requirements of “qualified performance based compensation” and therefore is deductible under Section 162(m) of the Internal Revenue Code, then the performance based criteria upon which the awards will be based shall be with reference to any one or more of the following: earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; net operating profit after tax; cash flow; revenue; net revenues; sales; comparable-store sales; income; net income; operating income; net operating income, operating margin; earnings; earnings per share; return on equity; return on investment; return on capital; return on assets; return on net assets; total shareholder return; economic profit; market share; appreciation in the fair market value, book value or other measure of value of the company’s common stock; expense/cost control; working capital; volume/production; new products; customer satisfaction; brand development; employee retention or employee turnover; employee satisfaction or engagement; environmental, health, or other safety goals; individual performance; or strategic objectives milestones.

Change in Control Provisions.  In connection with the grant of an award, the Plan Administrator may provide that, in the event of an involuntary termination of an executive’s employment by the company in connection with a change in control, any outstanding awards that are unexercisable or otherwise unvested will become fully vested and/or immediately exercisable.

Amendment and Termination.  Our board of directors may alter, amend, modify, or terminate the 2010 Plan at any time. However, no modification of an award will, without the prior written consent of the participant, materially impair any rights or obligations under any award already granted under the 2010 Plan unless the board expressly reserved the right to do so at the time of the award.

Compliance with Applicable Laws.  We have attempted to structure the 2010 Plan so that remuneration attributable to stock options and other performance-based awards will not be subject to a deduction limitation contained in Section 162(m) of the Internal Revenue Code. Awards under our 2010 Plan shall be designed, granted, and administered in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the Internal Revenue Code.

Employee Restricted Stock Unit Grant

Following the completion of this offering, we anticipate awarding an aggregate of approximately              restricted stock units to our employees. The restricted stock units will be granted under the 2010 Plan and vest on the second anniversary of the grant date and will be subject to forfeiture during the vesting period if an employee is no longer employed by us. We intend to file a registration statement under the Securities Act with respect to these restricted stock units following the completion of this offering, but in any event prior to the grant of these awards.

Fiscal Year 2010 Director Compensation

The following table summarizes compensation that our directors earned during fiscal year 2010 for services as members of our board of directors.

Name(1)	Fees Earned or Paid in Cash	Option Awards	Stock Awards	Total
P. Michael Miller	$81,000	n/a	n/a	$81,000
Robert J. Hall	80,500	n/a	n/a	80,500

(1)	We did not pay our employee directors, Ms. Miller and Ms. Bradley Baekgaard, any cash compensation for their service on our board of directors in fiscal year 2010.

Summary of Director Compensation

During fiscal year 2010, we paid our non-employee directors a base cash retainer of $70,000 and meeting fees of $1,000 per meeting ($500 for telephonic meetings). All of our directors are reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors and its committees.

In fiscal year 2011, our outside compensation consultant reviewed our cash compensation for non-employee directors. In reviewing total compensation for our non-employee directors, our consultant evaluated the cash compensation programs and long-term equity incentive programs for non-employee directors of comparable companies. Beginning July 1, 2010, began be providing a revised cash compensation program to our non-employee directors, including Mr. Miller, Mr. Hall, and a new non-employee director, Mr. John Kyees, who became a member of the board of directors in April 2010. Mr. Schmults, who became a director in September 2010, will also participate in the non-employee director compensation programs.

We will pay each of our non-employee directors a cash retainer of $34,000 annually, a per board of directors meeting fee of $2,000 ($500 for telephonic meetings) and a per committee meeting fee of $2,000. In addition, if such directors are not employees, we will pay our audit committee chair an additional retainer of $8,750 and each of our other committee chairs an additional retainer of $5,000. Finally, if such chairperson is not an employee, we will pay the chairperson of our board of directors an additional $40,000 retainer.

In July 2010, we awarded long-term equity incentives in the form of restricted shares of our common stock as part of our overall compensation program to certain of our non-employee directors, as discussed in “Equity Compensation Awards— Pre-IPO Equity Grants” above, as follows: P. Michael Miller - 36,084 shares; Robert J. Hall - 36,084 shares; and John Kyees - 18,042 shares. Recipients of restricted shares made Section 83(b) elections and were each paid an additional cash bonus by us in the amount of the expected tax obligation on the restricted shares and the cash bonus as follows: P. Michael Miller - $190,888; Robert J. Hall - $190,888; and John Kyees - $95,444. Under the 2010 Plan, our non-employee directors will also be eligible to receive stock options and other equity grants at the discretion of our compensation committee or other administrator of the 2010 Plan. See “Equity Compensation Awards— 2010 Equity and Incentive Plan” above for a description of the 2010 Plan. We will pay each of our non-employee directors an annual equity grant with a value of $50,000.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

It is our intention to ensure that all future transactions between us and our directors, executive officers, principal shareholders and their affiliates are approved by a majority of our board of directors, including a majority of the independent and disinterested members of our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties. As a public company following the completion of this offering, our audit committee will be responsible for reviewing the fairness of related party transactions in accordance with the rules of The Nasdaq Stock Market. Our audit committee will operate under a written charter pursuant to which it must approve, prior to consummation, any related party transaction, which includes any transaction or series of similar transactions in which we are to be a participant, the amount exceeds $120,000 and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Based on its consideration of all relevant facts and circumstances, the audit committee will decide whether or not to approve the particular transaction and will generally approve only those transactions that are negotiated at arm’s length and have terms and conditions that are reasonable and customary.

Related Party Transactions for Calendar Year 2007, Fiscal Year 2009, Fiscal Year 2010 and Fiscal Year 2011

Other than compensation agreements and other arrangements described under “Management” and the transactions described below, since February 1, 2007, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, holders of more than five percent of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties.

“S” Corporation Final Distribution

Prior to the date of our reorganization transaction, we estimate that we will distribute to our existing shareholders, in proportion to their ownership of our shares, notes in an aggregate principal amount equal to approximately $100,000,000, or 100% of our undistributed taxable income from the date of our formation through the date of completion of the reorganization transaction, as a final distribution resulting from the termination of our “S” Corporation status. Upon the completion of this offering, we will use all of the net proceeds from this offering to pay in full the principal amount of these undistributed earnings notes as described under “Use of Proceeds.” The shareholders and the amounts payable to each shareholder and their respective related trusts are as follows: Barbara Bradley Baekgaard - $40,000,000; Patricia R. Miller - $39,967,403; P. Michael Miller - $32,597; Michael C. Ray - $5,000,000; Kimberly F. Colby - $5,000,000; and Jill A. Nichols - $10,000,00.

Relationships with Baekgaard Ltd. of Indiana, Inc.

In May 2006, we entered into a licensing agreement with Baekgaard Ltd. of Indiana, Inc. (“Baekgaard Ltd.”), a manufacturer of leather accessories, ties, pocket squares and cuff links, pursuant to which we licensed certain of our copyrighted patterns. Baekgaard Ltd. is owned solely by Barbara Bradley Baekgaard and she serves as chairman of its board of directors. Robert J. Hall serves as secretary and treasurer of Baekgaard Ltd. Under the licensing agreement, we earned licensing revenues from Baekgaard Ltd. of $27,658, $21,849 and $6,646 for calendar year 2007, fiscal year 2009 and fiscal year 2010, respectively. We did not and do not expect to earn any licensing revenues from Baekgaard Ltd. in fiscal year 2011. The licensing agreement was terminated on June 21, 2010.

In addition, from time to time, we purchase products from Baekgaard Ltd. for sale in our stores. As consideration, we paid Baekgaard Ltd. $308,617, $260,764, $118,928 and $50,312 for calendar year 2007, fiscal year 2009, fiscal year 2010 and the six months ended July 31, 2010, respectively. From time to time, Baekgaard Ltd. has purchased products from us. As consideration, Baekgaard Ltd. paid us $315,476, $761,105, $43,019 and $1,770 for calendar year 2007, fiscal year 2009, fiscal year 2010 and the six months ended July 31, 2010, respectively.

Leasing Arrangements

In February 1996, we entered into a lease with Milburn, LLC, a leasing company in which Barbara Bradley Baekgaard owns a 50% interest and Patricia R. Miller and P. Michael Miller each own a 25% interest, for our corporate headquarters located at 2208 Production Road, Fort Wayne, Indiana. Lease expenses for calendar year 2007, fiscal year 2009, fiscal year 2010 and the six months ended July 31, 2010, related to this arrangement with Milburn, LLC, were $168,000, $168,000, $168,000 and $84,000, respectively. The lease with Milburn, LLC will expire on March 1, 2011. We are continuing to review options regarding our corporate headquarters. We believe we will be able to renew the lease with Milburn, LLC prior to the end of such lease term on substantially the same or similar terms.

Certain Employees of the Company

Joanie Hall, the daughter of Barbara Bradley Baekgaard, wife of Robert J. Hall and sister-in-law of Michael C. Ray, has been engaged by us to serve as an independent sales representative and has provided us with freelance artwork. For calendar year 2007, Joanie Hall received compensation of $237,944 for her service as an independent sales representative. For fiscal year 2009, fiscal year 2010 and the six months ended July 31, 2010, she received compensation of $4,073, $20,685 and $231, respectively, for her services as a freelance artist.

Joan Reedy, the sister of Barbara Bradley Baekgaard, is employed by us in a public relations role. As the daughter of our namesake, Vera Bradley, she attends retail events to share our history with our customers. For calendar year 2007, Joan Reedy received compensation of $651,120 for her service as an independent sales representative and, for fiscal year 2009, fiscal year 2010 and the six months ended July 31, 2010, she received compensation of $139,817, $100,256 and $48,221, respectively, for her service as an Indirect sales consultant.

Kathleen Ray, the sister-in-law of Michael C. Ray, is employed by us as an Indirect sales consultant, and previously was engaged by us as an independent sales representative. For calendar year 2007, we paid her, through a company solely owned by her, $154,522 for independent sales representative services. In calendar year 2007, fiscal year 2009, fiscal year 2010 and the six months ended July 31, 2010, she received compensation of $21,670, $118,508, $88,106 and $95,116, respectively, for her service as an Indirect sales consultant.

Relationships Among Members of our Board of Directors and Management

Several members of our board of directors and our management team are related to one another. P. Michael Miller is the husband of Patricia R. Miller. Robert J. Hall and Michael C. Ray are sons-in-law of Barbara Bradley Baekgaard. Accordingly, Robert J. Hall and Michael C. Ray are brothers-in-law.

Loans to the Company

In February 2003, we entered into four note agreements with Barbara Bradley Baekgaard and Patricia Miller, including a 10% note payable to Patricia R. Miller in the original amount of $1,500,000, a 10% note payable to Barbara Bradley Baekgaard in the original amount of $1,500,000, a 7% note payable to Patricia R. Miller in the original amount of $2,011,238 and a 7% note payable to Barbara Bradley Baekgaard in the original amount of $2,013,238. As of January 31, 2010, there were no amounts outstanding on these notes.

Shareholder Agreements

Our shareholders, Barbara Bradley Baekgaard, Patricia R. Miller, Jill A. Nichols, Michael C. Ray and Kimberly F. Colby, entered into an Amended and Restated Stock Purchase and Sale Agreement Re Non-Voting Shares dated February 26, 2003 and certain amendments thereto, pursuant to which non-selling shareholders were granted the right of first refusal with respect to any sale of Class B non-voting common stock owned by Jill A. Nichols, Michael C. Ray and Kimberly F. Colby.

In addition, the shareholders entered into an Amended and Restated Surviving Rights Under Vera Bradley Designs, Inc. Stock Purchase and Sale Agreement Re Voting Shares dated November 13, 2007, pursuant to which the non-selling voting shareholder, followed by the non-voting shareholders, were granted the right of first refusal with respect to any sale of common stock by a voting shareholder.

Barbara Bradley Baekgaard and Patricia R. Miller also entered into a Voting Agreement re Disability — Vera Bradley Designs, Inc. Voting Stock on September 25, 2003, by which each agreed that if she became totally disabled (as defined in the Agreement), Jill A. Nichols, Michael C. Ray and Kimberly F. Colby, acting by majority vote, would vote the disabled voting shareholder’s shares.

On September 17, 2010, Barbara Bradley Baekgaard, Patricia R. Miller, P. Michael Miller and their related trusts, which constitute all of the holders of the company’s voting shares, entered into a Stock Purchase and Sale Agreement Re Voting Shareholders, pursuant to which they granted certain rights of first refusal to the other shareholders and the company with respect to any sale by them of common stock of the company during their lifetime. The voting shareholders further agreed that upon the death of either Barbara Bradley Baekgaard or Patricia R. Miller, the company and each shareholder will purchase the number of shares of such deceased voting shareholder which value is equivalent to the proceeds of any life insurance received by the company or such surviving shareholder as a result of such voting shareholder’s death. The shares of the deceased voting shareholder will be offered as follows: (i) first, to the surviving voting shareholder, with voting shares being sold first, followed by non-voting shares; (ii) second, to the non-voting shareholders, with non-voting shares being sold first, followed by voting shares; and (iii) third, to the company, with non-voting shares being sold first, followed by voting shares.

The shareholder agreement dated September 17, 2010 automatically terminates upon completion of this offering and the shareholder agreements dated February 26, 2003, November 13, 2007 and September 23, 2003 will terminate on or prior to the completion of this offering.

Indemnification Agreements and Directors and Officers Liability Insurance

Our second amended and restated articles of incorporation will provide for indemnification, to the fullest extent permitted by the IBCL, of our directors and officers against liability and reasonable expenses that may be incurred by them in connection with proceedings to which the directors or officers are made a party by reason of their relationship to the company. A general description of these provisions is contained under the heading “Description of Capital Stock — Exculpation from Liability of Directors in Certain Circumstances.” In addition, we intend to obtain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts. We also intend to enter into agreements to indemnify our directors and executive officers.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information regarding ownership of our common stock prior to and after this offering by:

¡	each person known to us to own beneficially more than 5% of our outstanding common stock;

¡	each of our executive officers named in the summary compensation table;

¡	each of our directors;

¡	all of our executive officers and directors as a group; and

¡	each selling shareholder.

The table below gives effect to the reorganization transaction as described under “Description of Capital Stock—Reorganization Transaction” and the stock split as described under “Description of Capital Stock—Stock Split.” As of                     , 2010, after giving effect to such transactions but before the sale of shares in this offering, we will have 37,173,333 shares of common stock outstanding. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power as to all shares shown as beneficially owned by them.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Vera Bradley, Inc., 2208 Production Road, Fort Wayne, Indiana 46808.

					Number of shares of common stock to be sold in this offering	Number of shares of common stock to be sold pursuant to over-allotment option(1)
	Shares of capital stock beneficially owned immediately prior to this offering						Shares of common stock beneficially owned after this offering
Name of beneficial owner	Shares	Options	Total	%			Shares	Options	Total	%
Directors and Named Executive Officers
Barbara Bradley Baekgaard(2)	14,435,097	—	14,435,097	38.8%	2,465,974	530,721	11,438,402	—	11,438,402	28.2%
Robert J. Hall(3)	36,084	—	36,084	*	—	—	36,084	—	36,084	*
John E. Kyees(4)	18,042	—	18,042	*	—	—	18,042	—	18,042	*
Patricia R. Miller(5)	14,471,181	—	14,471,181	38.9%	3,082,974	663,510	10,724,697	—	10,724,697	26.5%
P. Michael Miller(5)	14,471,181	—	14,471,181	38.9%	3,082,974	663,510	10,724,697	—	10,724,697	26.5%
Michael C. Ray(6)	1,963,157	—	1,963,157	5.3%	—	—	1,963,157	—	1,963,157	4.8%
Kimberly F. Colby(7)	1,912,640	—	1,912,640	5.1%	541,346	116,506	1,254,788	—	1,254,788	3.1%
Jill A. Nichols(8)	3,717,027	—	3,717,027	10.0%	1,576,372	339,263	1,801,392	—	1,801,392	4.4%
David R. Traylor(9)	90,210	—	90,210	*	—	—	90,210	—	90,210	*
Directors and Executive Officers as a Group	36,553,228	—	36,553,228	98.3%	7,666,666	1,650,000	27,236,562	—	27,236,562	67.2%

*	Represents beneficial ownership of less than one percent of the outstanding shares of common stock.

(1)	Assumes the underwriters exercise in full their option to purchase additional shares from the selling shareholders.

(2)	Includes 13,068,230 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 1,365,424 shares held by the Barbara B. Baekgaard Revocable Trust.

(3)	Includes 36,084 restricted shares of common stock, which vest upon the occurrence of certain events, including the consummation of this offering.

(4)	Includes 18,042 restricted shares of common stock, which vest upon the occurrence of certain events, including the consummation of this offering.

(5)	P. Michael Miller and Patricia R. Miller are husband and wife. Includes 1,086,132 shares held by the Patricia Miller 2007 Annuity Trust, 1,629,054 shares held by the Miller 2007 Dynasty Trust, 1,210,045 shares held by the P. Michael Miller 2009 Annuity Trust, 5,337,926 shares held by the Patricia R. Miller 2009 Annuity Trust and 47,848 shares held by P. Michael Miller, the husband of Patricia R. Miller. Also includes 36,084 restricted shares of common stock granted to Mr. Miller, which vest upon the occurrence of certain events, including the consummation of this offering.

(6)	Includes 902,176 shares held by the Michael Ray 2009 Grantor Retained Annuity Trust. Includes 158,770 restricted shares of common stock, which vest upon the occurrence of certain events, including the consummation of this offering.

(7)	Includes 158,049 shares held by the Colby Gift Trust and 525,926 shares held by the Colby 2009 Annuity Trust. Also includes 108,252 restricted shares of common stock, which vest upon the occurrence of certain events, including the consummation of this offering.

(8)	Includes 158,049 shares held by the Nichols Gift Trust and 540,324 shares held by the Nichols 2009 Annuity Trust. Also includes 108,252 restricted shares of common stock, which vest upon the occurrence of certain events, including the consummation of this offering.

(9)	Includes 90,210 restricted shares of common stock, which vest upon the occurrence of certain events, including the consummation of this offering.

The selling shareholders participating in the distribution of the shares sold in this offering may be deemed to be “underwriters” within the meaning of the Securities Act. Because the selling shareholders hold restricted securities, any public sales by them not effected pursuant to Rule 144 will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

DESCRIPTION OF CAPITAL STOCK

General

Upon the closing of this offering, the total amount of our authorized capital stock will consist of              shares of common stock, without par value, and              shares of preferred stock, without par value. The discussion herein describes the reorganization transaction, our capital stock, the material provisions of our second amended and restated articles of incorporation and amended and restated bylaws as anticipated to be in effect upon the closing of this offering and certain provisions of the IBCL. For a more thorough understanding of the terms of our capital stock, we refer you to our second amended and restated articles of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Reorganization Transaction

Vera Bradley, Inc. is a newly-formed Indiana corporation that has not, to date, conducted any activities other than those incident to our formation and the preparation of this prospectus. We were formed solely for the purpose of reorganizing the corporate structure of Vera Bradley Designs, Inc.

Prior to the effectiveness of the registration statement of which this prospectus is a part, the shareholders of Vera Bradley Designs, Inc. will contribute all of their equity interests in Vera Bradley Designs, Inc., including Shares of Class A Voting Common Stock and Class B Non-Voting Common Stock, to us in return for shares of our Class A Voting Common Stock and Class B Non-Voting Common Stock, respectively, on a one-for-one basis. In connection with our reorganization transaction, we estimate that we will distribute to our existing shareholders, in proportion to their ownership of our shares, notes in an aggregate principal amount equal to approximately $100.0 million, or 100% of our undistributed taxable income from the date of our formation through the date of completion of the reorganization transaction, as a final distribution resulting from the termination of our “S” Corporation status. Upon the completion of this offering, we will use substantially all of the net proceeds from this offering to pay in full the principal amount of these undistributed earnings notes as described under “Use of Proceeds.” Upon completion of the reorganization transaction, we will automatically convert to a “C” corporation and Vera Bradley Designs, Inc. will become our wholly-owned subsidiary.

Stock Split

In addition, following the reorganization transaction and prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to recapitalize all of our Class A Voting Common Stock and Class B Non-Voting Common Stock into a single class of common stock and authorize and effectuate a 36.084-for-1 stock split.

Common Stock

Following the reorganization transaction and stock split and immediately prior to the closing of this offering, there will be 37,173,333 shares of common stock outstanding held by 16 individuals and related trusts of six such individuals. Holders of common stock are entitled to one vote for each share held on all matters subject to a vote of shareholders, subject to the rights of holders of any outstanding preferred stock. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the rights of holders of any outstanding preferred stock. Holders of common stock will be entitled to receive ratably any dividends that the board of directors may declare out of funds legally available therefrom, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Following the reorganization transaction and stock split and immediately prior to the closing of this offering, we will be authorized to issue shares of preferred stock, which may be issued from time to time in one or more series upon authorization by the board of directors. The board of directors, without further approval of the shareholders, will be authorized to fix the number of shares constituting any series, as well as the dividend rights and terms, conversion rights and terms, voting rights and terms, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could also adversely affect the voting power and dividend and liquidation rights of the holders of common stock. The issuance of preferred stock could also, under certain circumstances, have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock or otherwise adversely affect the market price of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights of that series of preferred stock.

Number of Directors; Removal; Vacancies

Our amended and restated bylaws will provide that we are to have 11 directors, provided that this number may be changed by the board of directors. Our second amended and restated articles of incorporation will provide that, subject to the rights of holders of any future series of preferred stock, directors may be removed, with or without cause, only at meetings of shareholders called for that purpose by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to be cast generally in the election of directors.

Our board of directors will be divided into three classes that will be, as nearly as possible, of equal size. Each class of directors will be elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual meeting of shareholders. The proposed terms of the Class I, Class II and Class III directors will expire in 2011, 2012 and 2013, respectively. The Class I directors will include Michael C. Ray and John E. Kyees, the Class II directors will include Robert J. Hall, P. Michael Miller and Edward M. Schmults and the Class III directors will include Barbara Bradley Baekgaard and Patricia R. Miller. Vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office.

Special Meetings of Shareholders; Limitations on Shareholder Action by Written Consent

Our amended and restated bylaws will provide that special meetings of our shareholders may be called only by our chairman of the board of directors, our chief executive officer or our board of directors. The only matters that may be considered at any special meeting of the shareholders are the matters specified in the notice of the meeting. Any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders and may not be effected by written consent.

Amendments; Vote Requirements

Under Indiana law, a proposal to amend our second amended and restated articles of incorporation will be approved if the votes cast favoring the proposal exceed the votes cast opposing the proposal at a meeting at which a quorum is present. Our amended and restated bylaws provide that they may be amended or waived by the affirmative vote of a majority of the directors. Our shareholders do not have the right to amend our amended and restated bylaws.

Authorized but Unissued Shares

The authorized but unissued shares of common stock will be available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Advance Notice Requirements for Shareholder Proposals and Nomination of Directors

Our amended and restated bylaws will provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice in writing. To be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, such notice will be timely only if received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed to shareholders or made public, whichever first occurs. Our amended and restated bylaws will also specify requirements as to the form and content of a shareholder’s notice.

Certain Provisions of the Indiana Business Corporation Law

As an Indiana corporation, we are governed by the IBCL. Under specified circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisitions or changes of control of us. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interest.

Control Share Acquisitions.  Under Chapter 42 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Chapter 44 of the IBCL.

Under the IBCL, “control shares” are shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges:

¡	one-fifth or more but less than one-third;

¡	one-third or more but less than a majority; or

¡	a majority or more.

A “control share acquisition” means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition.

An “issuing public corporation” means a corporation which has (i) 100 or more shareholders, (ii) its principal place of business or its principal office in Indiana, or that owns or controls assets within Indiana having a fair market value of greater than $1,000,000, and (iii) (A) more than 10% of its shareholders resident in Indiana, (B) more than 10% of its shares owned of record or owned beneficially by Indiana residents, or (C) 1,000 shareholders resident in Indiana.

The provisions described above do not apply if, before a control share acquisition is made, the corporation’s articles of incorporation or bylaws, including a bylaw adopted by the corporation’s board of directors, provide that they do not apply. Our second amended and restated articles of incorporation and our amended and restated bylaws will not, upon the closing, exclude us from Chapter 42.

Certain Business Combinations.  Chapter 43 of the IBCL restricts the ability of a “resident domestic corporation” to engage in any combinations with an “interested shareholder” for five years after the date the interested shareholder became such, unless the combination or the purchase of shares by the interested shareholder on the interested shareholder’s date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, then the interested shareholder may effect a combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shareholders or the offer meets specified “fair price” criteria.

For purposes of the above provisions, “resident domestic corporation” means an Indiana corporation that has 100 or more shareholders. “Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.

The definition of “beneficial owner” for purposes of Chapter 43 means a person who, directly or indirectly, owns the shares, has the right to acquire or vote the subject shares (excluding voting rights under revocable proxies made in accordance with federal law), has any agreement, arrangement or understanding for the purpose of acquiring, holding or voting or disposing of the subject shares, or holds any “derivative instrument” that includes the opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the subject shares.

The above provisions do not apply to corporations that elect not to be subject to Chapter 43 in an amendment to their articles of incorporation approved by a majority of the disinterested shareholders. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. Our second amended and restated articles of incorporation do not exclude us from Chapter 43.

Directors’ Duties and Liability.  Under Chapter 35 of the IBCL, directors are required to discharge their duties:

¡	in good faith;

¡	with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

¡	in a manner the directors reasonably believe to be in the best interests of the corporation.

Under the IBCL, a director is not liable for any action taken as a director, or any failure to act, regardless of the nature of the alleged breach of duty (including breaches of the duty of care, the duty of loyalty, and the duty of good faith)

unless the director has breached or failed to perform the duties of the director’s office and the action or failure to act constitutes willful misconduct or recklessness. This exculpation from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.

Consideration of Effects on Other Constituents.  Chapter 35 of the IBCL also provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation’s shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. Directors are not required to consider the effects of a proposed corporate action on any particular corporate constituent group or interest as a dominant or controlling factor. If a determination is made with the approval of a majority of the disinterested directors of the board of directors, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation.

Chapter 35 specifically provides that specified judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of the business judgment rule under that section.

Mandatory Classified Board of Directors.  Under Section 23-1-33-6(c) of the IBCL, a corporation with a class of voting shares registered with the SEC under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), must have a classified board of directors unless the corporation adopts a bylaw expressly electing not to be governed by this provision by the later of July 31, 2009 or 30 days after the corporation’s voting shares are registered under Section 12 of the Exchange Act. Although we intend to have a classified board of directors, our amended and restated bylaws will include a provision electing not to be subject to this mandatory requirement; however, the IBCL permits this election to be rescinded by subsequent action of our board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A.

Listing

Our common stock will be listed on The Nasdaq Global Market under the symbol “VRA”.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have approximately 40,506,667 million shares of common stock outstanding. Of these shares, the 11,000,000 shares sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act, except for any shares held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. In general, affiliates include executive officers, directors and 10% shareholders. Shares held by affiliates will remain subject to the resale limitations of Rule 144.

The remaining shares of common stock outstanding following this offering will be “restricted securities” as that term is defined in Rule 144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration such as under Rule 144 or 701 under the Securities Act, as summarized below.

We have agreed with the underwriters that we will not, without the prior written consent of Robert W. Baird & Co. Incorporated, issue any additional shares of common stock or securities convertible into, exercisable for or exchangeable for shares of common stock for a period of 180 days (subject to extensions) after the date of this prospectus, except that we may grant options to purchase shares of common stock under the 2010 Plan and issue shares of common stock upon the exercise of outstanding options and warrants.

Our officers and directors and our current shareholders, who will hold an aggregate of 29,506,667 shares of common stock upon completion of this offering, have agreed that they will not, without the prior written consent of Robert W. Baird & Co. Incorporated, offer, sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for, or any rights to purchase, any of our common stock, or publicly announce an intention to effect any of these transactions, for a period of 180 days (subject to extensions) after the date of this prospectus without the prior written consent of Robert W. Baird & Co. Incorporated, except that nothing will prevent any of them from exercising outstanding options and warrants. These lock-up agreements are subject to such shareholders’ rights to transfer their shares of common stock as a bona fide gift or to a trust for the benefit of an immediate family member or to a wholly-owned subsidiary, provided that such donee or transferee agrees in writing to be bound by the terms of the lock-up agreement.

We have been advised by Robert W. Baird & Co. Incorporated that it may in its discretion waive the lock-up agreements but that it has no current intention of releasing any shares subject to a lock-up agreement. The release of any lock-up would be considered case by case. In considering any request to release shares covered by a lock-up agreement, Robert W. Baird & Co. Incorporated may consider, among other factors, the particular circumstances surrounding the request, including but not limited to the number of shares requested to be released, market conditions, the possible impact on the market for our common stock, the trading price of our common stock, historical trading volumes of our common stock, the reasons for the request and whether the person seeking the release is one of our officers or directors. No agreement has been made between Robert W. Baird & Co. Incorporated and us or any of our shareholders pursuant to which Robert W. Baird & Co. Incorporated will waive the lock-up restrictions.

Taking into account the lock-up agreements, and assuming Robert W. Baird & Co. Incorporated does not release shareholders from these agreements, an additional 29,506,667 of our shares will be eligible for sale in the public market subject to volume, manner of sale, and other limitations under Rules 144 and 701 beginning 180 days after the date of this prospectus (unless the lock-up period is extended as described above and in “Underwriting”).

In general, under Rule 144, a shareholder has beneficially owned restricted securities of an issuer that has been subject to the reporting requirements of the Exchange Act for at least six months, and who is not affiliated with the issuer, is entitled to sell an unlimited number of shares of common stock so long as the issuer has satisfied its public information disclosure requirements. In addition, an affiliate of the issuer who has beneficially owned restricted securities for at least six months is entitled to sell, within any three-month period, a number of restricted shares that does not exceed the greater of:

¡	one percent of the then outstanding number of shares of common stock; or

¡	the average weekly trading volume of the common stock on The Nasdaq Global Market during the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 also are subject to requirements with respect to manner of sale, notice and the availability of current public information about us.

Under Rule 701, each of our employees, officers, directors and consultants who acquired shares pursuant to a written compensatory plan or contract is eligible to resell those shares beginning 90 days after the date of this prospectus in reliance upon Rule 144. Affiliates may resell their Rule 701 shares under Rule 144 without complying with the holding period requirement of Rule 144. Non-affiliates may resell their Rule 701 shares without complying with the holding period or current public information requirements of Rule 144.

We intend to file a registration statement under the Securities Act as soon as practicable after the completion of this offering to cover the issuance of shares issuable upon the exercise of options granted, and of shares granted, under the 2010 Plan. As a result, any shares issued or optioned under the 2010 Plan after the completion of this offering also will be freely tradable in the public market.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion summarizes certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of common stock by a Non-U.S. Holder (as defined below). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, administrative rulings, and judicial decisions as in effect on the date hereof. All such authorities may be repealed, revoked, or modified, possibly with retroactive effect, so as to result in different U.S. federal income tax consequences than those discussed herein. There can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position to the discussion of the U.S. federal income tax consequences discussed herein or such position will not be sustained by a court. No ruling from the IRS or opinion of counsel has been obtained with respect to the U.S. federal income tax consequences of owning or disposing of the common stock.

The following discussion deals only with Non-U.S. Holders holding shares of our common stock as capital assets as of the date of this prospectus. The following discussion also does not address considerations that may be relevant to certain Non-U.S. Holders that are subject to special rules, such as the following:

¡	controlled foreign corporations;

¡	passive foreign investment companies;

¡	corporations that accumulate earnings to avoid U.S. federal income tax, brokers or dealers in securities or currencies;

¡	holders of securities held as part of a hedge or a position in a “straddle,” conversion transaction, risk reduction transaction, or constructive sale transaction; or

¡	certain former citizens or long-term residents of the U.S. that are subject to special treatment under the Code.

The following discussion also does not address entities that are taxed as partnerships or similar pass-through entities classified as partnerships for U.S. federal income tax purposes. If a partnership or other pass-through entity holds common stock, the tax treatment of the partnership (or other pass-through entity) and its partners (or owners) will depend on the status of the partner and the activities of the partnership. Partnerships (and other pass-through entities) and their partners (and owners) should consult with their own tax advisors to determine the tax consequences of owning or disposing of common stock.

The following discussion does not address any non-income tax consequences of acquiring, owning or disposing of common stock or any income tax consequences under state, local, or foreign law. Potential purchasers are urged to consult their own tax advisors to discuss the tax consequences of acquiring, owning or disposing of common stock based on their particular situation, including non-income tax consequences and tax consequences under state, local, and foreign law.

Non-U.S. Holder

As used in this discussion, a “Non-U.S. Holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

¡	an individual who is a citizen or resident of the U.S.;

¡

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

¡	an estate whose income is subject to U.S. federal income taxation regardless of its source;

¡

a trust (i) if it is subject to the supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

¡	an entity that is disregarded as separate from its owner if all of its interests are owned by a single person described above.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying dividends. In the event that we do make distributions on our common stock, such distributions paid to a Non-U.S. Holder will generally constitute dividends for U.S. federal income tax purposes to the extent such distributions are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as capital gain from a sale or disposition of such common stock, reduced by the amount of any tax-free return of capital. See “— Gain on Disposition of Common Stock” for additional information.

Dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required to (a) complete IRS Form W-8BEN (or appropriate substitute form) and certify, under penalty of perjury, that such holder is (or, in the case of a Non-U.S. Holder that is an estate or trust, such forms certifying the status of each beneficiary of the estate or trust as) not a U.S. person and is eligible for the benefits with respect to dividends allowed by such treaty or (b) hold common stock through certain foreign intermediaries and satisfy the certification requirements for treaty benefits of applicable Treasury regulations. Special certification requirements apply to certain Non-U.S. Holders that act as intermediaries (including partnerships). A Non-U.S. Holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

This U.S. withholding tax generally will not apply to dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the U.S., and, in cases in which certain tax treaties apply, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder. Dividends effectively connected with the conduct of a trade or business, and, in cases in which certain tax treaties apply, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder, are subject to U.S. federal income tax generally in the same manner as if the Non-U.S. Holder were a U.S. person, as defined under the Code. Certain IRS certification and disclosure requirements, including delivery of a properly executed IRS Form W-8ECI, must be complied with in order for effectively connected dividends to be exempt from withholding. Any such effectively connected dividends received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or any withholding thereof) with respect to gain recognized on a sale or other disposition of common stock unless:

¡

the gain is effectively connected with a trade or business of the Non-U.S. Holder in the U.S. and, in cases in which certain tax treaties apply, is attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder;

¡	the Non-U.S. Holder is an individual who is present in the U.S. for 183 or more days during the taxable year of disposition and meets certain other requirements; or

¡

we are or have been a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code, also referred to as a USRPHC, for U.S. federal income tax purposes at any time within the five-year period preceding the disposition (or, if shorter, the Non-U.S. Holder’s holding period for the common stock).

Gain recognized on the sale or other disposition of common stock and effectively connected with a U.S. trade or business, and, in cases in which certain tax treaties apply, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder, is subject to U.S. federal income tax on a net income basis generally in the same manner as if the Non-U.S. Holder were a U.S. person, as defined under the Code. Any such effectively connected gain from the sale or disposition of common stock received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

An individual Non-U.S. Holder who is present in the U.S. for 183 or more days during the taxable year of disposition generally will be subject to a 30% tax imposed on the gain derived from the sale or disposition of our common stock, which may be offset by U.S. source capital loses realized in the same taxable year.

We believe that we currently are not a USRPHC, and we do not anticipate becoming a USRPHC for United States federal income tax purposes. However, no assurances can be provided in this regard.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

The U.S. imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons (currently at a rate of 28%) of the gross amount. Dividends paid to a Non-U.S. Holder will not be subject to backup withholding if proper certification of foreign status (usually on an IRS Form W-8BEN) is provided, and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person, or the holder is a corporation or one of several types of entities and organizations that qualify for exemption, also referred to as an exempt recipient.

The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless the Non-U.S. Holder certifies as to such holder’s non-U.S. status under penalties of perjury or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or that the conditions of an other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury Regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Holders of common stock are urged to consult their tax advisor on the application of information reporting and backup withholding in light of their particular circumstances.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Recently Enacted Withholding Legislation

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons (including certain equity and debt holders of such institutions) or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners (which generally includes any U.S. person who directly or indirectly own more than 10% of the entity) or furnishes identifying information regarding each substantial U.S. owner. Prospective investors should consult their tax advisors regarding this legislation.

THIS SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF ACQUIRING, OWNING AND DISPOSING OF THE COMMON STOCK.

UNDERWRITING

Under an underwriting agreement dated             , 2010, we and the selling shareholders, which selling shareholders may be deemed to be underwriters, have agree to sell to the underwriters named below, subject to certain conditions, the indicated numbers of shares of our common stock:

Underwriters	Number of Shares
Robert W. Baird & Co. Incorporated
Piper Jaffray & Co.
Wells Fargo Securities, LLC
KeyBanc Capital Markets Inc.
Lazard Capital Markets LLC

Total	11,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,650,000 shares from the selling shareholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from the selling shareholders.

	Per Share		Total
	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting and commissions paid by selling shareholders	$	$	$	$

In addition, we estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $             million.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We and our executive officers and directors and the holders of all of our common stock have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Robert W. Baird & Co. Incorporated or in other limited circumstances. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be extended if:

¡	during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or

¡	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

The underwriters have reserved for sale at the initial public offering price up to              shares of the common stock for employees and directors who have expressed an interest in purchasing common stock in the offering. The maximum number of shares that a participant may purchase in the reserved share program is limited to the participant’s pro rata allocation of the shares based on the number of shares for which the participant subscribed. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Any persons that choose to participate in the reserved share program will agree with us that, until             ,             , they will not, unless permitted by us to do so, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares they purchase through the program.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us, the selling shareholders and Robert W. Baird & Co. Incorporated. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Application has been made to list the common stock on The Nasdaq Global Market under the symbol “VRA.”

We and the selling shareholders have agreed or will agree to indemnify the underwriters against certain liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by exercising their over-allotment option or by purchasing shares in the open market (or both).

Syndicate-covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option (a naked short position), the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors that purchase in the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presale of the shares.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”) and the shares offered by this prospectus, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”) an offer of securities to the public may not be made in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

¡	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

¡

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

¡	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this prospectus, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Affiliates of Lazard Ltd. referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and their respective affiliates have in the past and may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates and may in the future receive customary fees and commissions for these transactions. In particular, in addition to the underwriting discount to be received by our underwriters in connection with this offering, we expect that affiliates of Wells Fargo Securities, LLC and KeyBanc Capital Markets Inc. will be lenders under our amended and restated credit facility that we expect will become effective on October 4, 2010 upon satisfaction of customary loan closing conditions. In addition, we expect an affiliate of Wells Fargo Securities, LLC will become our transfer agent effective immediately upon completion of this offering.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Winston & Strawn LLP, Chicago, Illinois. The validity of the securities and certain other legal matters relating to Indiana law will be passed upon for us by Ice Miller LLP, Indianapolis, Indiana. Certain legal matters will be passed upon for the underwriters by Foley & Lardner LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of Vera Bradley Designs, Inc. as of January 31, 2009, and January 30, 2010 and for the years ending January 30, 2010, January 31, 2009 and December 31, 2007 and the one-month period ended January 31, 2008, and the balance sheet of Vera Bradley, Inc. as of July 31, 2010, included in this prospectus have been so included in the reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the SEC relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits and schedules. Anyone may inspect a copy of the registration statement without charge at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We intend to make available free of charge on our website at www.verabradley.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, proxy statements, and other information as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website or that can be accessed through our website is not part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Vera Bradley Designs, Inc.

Unaudited Consolidated Balance Sheets as of January 30, 2010 and July 31, 2010	F-2

Unaudited Consolidated Statements of Income for the six months ended August 1, 2009 and July 31, 2010	F-3

Unaudited Consolidated Statements of Cash Flows for the six months ended August 1, 2009 and July 31, 2010	F-4

Notes to Unaudited Consolidated Financial Statements as of January 30, 2010 and July 31, 2010 and the six months ended August 1, 2009 and July 31, 2010	F-5

Report of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm	F-10

Consolidated Balance Sheets as of January 31, 2009 and January 30, 2010	F-11

Consolidated Statements of Income for the year ended December 31, 2007, one month period ended January 31, 2008 and fiscal years ended January 31, 2009 and January 30, 2010	F-12

Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2007, one month period ended January 31, 2008 and fiscal years ended January 31, 2009 and January 30, 2010	F-13

Consolidated Statements of Cash Flows for the year ended December 31, 2007, one month period ended January 31, 2008 and fiscal years ended January 31, 2009 and January 30, 2010	F-14

Notes to Consolidated Financial Statements	F-15

Vera Bradley, Inc.

Report of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm	F-28

Balance Sheet as of July 31, 2010	F-29

Notes to Financial Statement	F-30

Vera Bradley, Inc. is a newly-formed entity and does not currently have any assets or liabilities. For additional information regarding the reorganization of Vera Bradley Designs, Inc., refer to the “Reorganization” Section in Note 1 on page F-6.

Vera Bradley Designs, Inc.

Unaudited Consolidated Balance Sheets

($ in thousands, except numbers of shares and per share data)

	January 30, 2010	July 31, 2010	Pro Forma July 31, 2010
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$6,509	$7,592	$7,592
Accounts receivable, net	31,013	25,782	25,782
Inventories	66,535	84,798	84,798
Other current assets	6,468	7,430	17,071

Total current assets	110,525	125,602	135,243
Property, plant and equipment, net	40,123	40,544	40,544
Restricted cash	1,500	1,500	1,500
Other assets	1,604	1,523	2,502

Total assets	$153,752	$169,169	$179,789

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$19,221	$20,759	$20,759
Distributions payable	1,091	102	102
Accrued employment costs	14,181	17,926	17,926
Other accrued liabilities	9,772	10,468	10,468
Current portion of long-term debt	5,022	5,033	—

Total current liabilities	49,287	54,288	49,255
Long-term debt	25,114	28,120	134,154
Other long-term liabilities	1,458	1,988	4,528

Total liabilities	75,859	84,396	187,937

Commitments and contingent liabilities (Note 6)
Shareholders’ equity
Capital stock (Class A), voting, without par value, 36,084 shares authorized; 2,886 shares issued and outstanding	$1	$1	$1
Capital stock (Class B), non-voting, without par value, 54,126,201 shares authorized; 36,084,856 shares issued and outstanding	—	—	—
Additional paid in capital	—	87	15,787
Retained earnings	77,892	84,685	(23,936)

Total shareholders’ equity	77,893	84,773	(8,148)

Total liabilities and shareholders’ equity	$153,752	$169,169	$179,789

Vera Bradley Designs, Inc.

Unaudited Consolidated Statements of Income

($ in thousands, except numbers of shares and per share data)

	Six Months Ended
	August 1, 2009	July 31, 2010
Net revenues	$131,087	$165,078
Cost of sales	66,850	69,441

Gross profit	64,237	95,637

Selling, general and administrative expenses	54,724	72,585
Other Income	4,980	3,912

Operating income	14,493	26,964
Interest expense, net	1,015	644

Income before state income taxes	13,478	26,320
State income taxes	315	356

Net income	$13,163	$25,964

Basic weighted average common shares outstanding	36,087,742	36,087,742

Diluted weighted average common shares outstanding	36,087,742	36,090,810

Basic net income per share	$0.36	$0.72

Diluted net income per share	$0.36	$0.72

Basic distributions per share	$0.17	$0.56

Diluted distributions per share	$0.17	$0.56

Pro forma income information (Note 1):

Operating income		$26,964

Pro forma interest expense, net		1,209

Pro forma income before state income taxes		25,755

Pro forma income tax provision		10,302

Pro forma net income		$15,453

Pro forma basic and diluted net income per share		$0.39

Vera Bradley Designs, Inc.

Unaudited Consolidated Statements of Cash Flows

($ in thousands, except numbers of shares and per share data)

	Six Months Ended
	August 1, 2009	July 31, 2010
Cash flows from operating activities
Net income	$13,163	$25,964
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	4,494	4,131
Provision for doubtful accounts	634	(58)
Loss on disposal of fixed assets	109	274
Share based compensation	—	87
Changes in assets and liabilities
Accounts receivable	13,338	5,289
Inventories	16,753	(18,263)
Other assets	326	(881)
Accounts payable	(301)	1,538
Accrued and other liabilities	4,020	4,970

Net cash provided by operating activities	$52,536	$23,051

Cash flows from investing activities
Purchase of fixed assets	(2,398)	(4,795)

Net cash used in investing activities	(2,398)	(4,795)

Cash flows from financing activities
Payments on financial institution debt	(50,000)	(25,900)
Borrowings on financial institution debt	13,500	28,900
Repayment of vendor financed debt	(243)	(14)
Repayment of related party debt	(3,488)	—
Repayment of life insurance policy debt	(600)	—
Payment of distributions	(6,306)	(20,159)

Net cash used in financing activities	(47,137)	(17,173)

Change in cash and cash equivalents	3,001	1,083
Cash and cash equivalents
Beginning of period	776	6,509

End of period	$3,777	$7,592

Supplemental disclosure of cash flow information
Cash paid during the period for state income taxes	$305	$670

Cash paid during the period for interest	$1,180	$653

Vera Bradley Designs, Inc.

Notes to the Unaudited Consolidated Financial Statements

($ in thousands, except numbers of shares and per share data)

1.	Description of Company

Vera Bradley is a leading designer, producer, marketer and retailer of stylish, highly-functional accessories for women. The Company’s products include a wide offering of handbags, accessories and travel and leisure items. Over the Company’s 28-year history, Vera Bradley products have appealed to a broad range of consumers. The Company’s brand vision is accessible luxury that inspires a casual, fun and family-oriented lifestyle. The Company has positioned its brand to highlight the high quality, distinctive and vibrant styling and functional design of its products. Additionally, frequent releases of new designs encourage customers to express a personal style that is distinctly “Vera Bradley.”

The Company generates net revenues by selling products through two reportable segments: Indirect and Direct (note 8). The Indirect business consists of sales of Vera Bradley products to approximately 3,300 independent retailers, substantially all of which are located in the U.S., as well as select national retailers and third party e-commerce sites. The Direct business consists of sales of Vera Bradley products through the Company’s 31 full-price stores, two outlet stores, verabradley.com, and an annual outlet sale in Fort Wayne, Indiana.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned domestic and international subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Periods

The Company’s fiscal year ends on the Saturday closest to January 31. References to the six months ended August 1, 2009 and July 31, 2010 refer to the 26-week periods ended as of those dates.

Equity

In October 2010, the Board of Directors agreed to proceed with a 36.084-for-1 stock split of the Company’s common stock to be authorized and effected prior to the effectiveness of the Company’s registration statement for the initial public offering. All historical common stock and per share common stock information has been changed to reflect the stock split.

Following the grant of the restricted stock awards discussed in Note 4, the Company is owned by 16 individuals and related trusts of six such individuals. Two of the individuals and their related trusts own 100% of the Class A voting stock. The Class B nonvoting stock is owned by all 16 individuals and related trusts of six such individuals. Other than voting rights there are no distinguishing characteristics between the two classes of stock.

Comprehensive Income

The Statement of Comprehensive Income has been excluded from these financial statements as comprehensive income equals net income.

Unaudited Pro Forma Balance Sheet Information

The unaudited pro forma balance sheet information gives effect to:

¡

The Company’s issuance of the undistributed taxable earnings notes to existing shareholders in the aggregate principal amount equal to 100% of the undistributed taxable income from the date of formation through July 31, 2010 as a final distribution resulting from the termination of the “S” Corporation status, equal to approximately $100,000;

¡

The Company’s amended and restated credit facility will be executed on October 4, 2010, under which the expected borrowing amount is $62,034 in October 2010. The amended and restated credit facility provides for a revolving credit commitment of $125,000. The credit facility will mature on October 3, 2015. Under the amended and restated credit agreement, interest rates fluctuate based on the LIBO rate, the Prime Rate and the Federal Funds Effective Rate. The Company will use the borrowings from the new

Vera Bradley Designs, Inc.

Notes to the Unaudited Consolidated Financial Statements

($ in thousands, except numbers of shares and per share data)

credit facility to repay its existing shareholders $56,000 of the approximately $100,000 undistributed taxable earnings notes; to repay the current portion of its existing long-term debt, equal to $5,033; and to pay debt issuance costs of $1,001;

¡	An increase in net deferred income tax assets of $7,170, assuming the Company’s “S” Corporation status terminated on July 31, 2010; and

¡	The vesting of 1.086 million restricted stock awards, which increases additional paid-in capital by $15,700.

Unaudited Pro Forma Income Statement Information

The unaudited pro forma income statement information gives effect to:

¡

An adjustment for income tax expense as if the Company had been a “C” Corporation as of January 31, 2010, at an assumed combined federal, state, and local effective income tax rate of 40%, which approximates the calculated effective tax rate for each period, equal to $10,172; and

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An adjustment to interest expense as if the borrowings under the amended and restated credit facility and the issuance of the undistributed taxable earnings notes had occurred as of January 31, 2010, which approximates $565, and a related income tax expense adjustment of $226. The interest expense adjustment consists of the following:

	Assumed Interest Rate	Adjustment
Amended and restated credit agreement	2.12%	$957
Undistributed taxable earnings notes	0.41%	90
Amortization of debt issuance costs	—	137

Adjusted pro forma interest expense	—	1,184
Less: elimination of interest expense on old debt structure	—	619

Pro forma adjustment		$565

An assumed increase or decrease of 1/8 of one percent in the interest rate of the amended and restated credit facility and undistributed taxable earnings notes, which have a variable interest rate, would impact total pro forma interest expense by $84.

The unaudited pro forma basic and diluted net income per share is computed using unaudited pro forma net income, as discussed above, and unaudited pro forma weighted average number of common shares (basic and diluted). The unaudited pro forma weighted average number of common shares (basic and diluted) gives effect to (i) the increase in the number of shares which would be sufficient to replace the capital in excess of earnings being withdrawn from the anticipated conversion and (ii) the vesting of restricted stock awards upon an initial public offering. The pro forma adjustment to weighted average number of common shares (basic and diluted) for the six months ended July 31, 2010 is 4.02 million shares.

Reorganization

Prior to the effectiveness of the Company’s registration statement, the shareholders of Vera Bradley Designs, Inc. will contribute all of their equity interests in Vera Bradley Designs, Inc. to Vera Bradley, Inc. in return for shares of Vera Bradley, Inc. common stock on a one-for-one basis (collectively referred to as the “Reorganization”). As a result of the Reorganization, Vera Bradley Designs, Inc. will become a wholly-owned subsidiary of Vera Bradley, Inc. Upon completion of the Reorganization, the only asset of Vera Bradley, Inc. will be its investment in Vera Bradley Designs, Inc. and all of its operations will be conducted through Vera Bradley Designs, Inc.

Vera Bradley Designs, Inc.

Notes to the Unaudited Consolidated Financial Statements

($ in thousands, except numbers of shares and per share data)

In addition, the Company expects a final “S” Corporation distribution to the Company’s shareholders of undistributed taxable earnings. This is expected to be completed subsequent to the Reorganization.

2.	Basis of Presentation and Organization

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries. These condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from this report as is permitted by SEC rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. This report should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all normal and recurring adjustments necessary to present fairly the consolidated financial condition, results of operations and cash flows of the Company for the interim periods presented. The results of operations for the 26 weeks ended July 31, 2010 and August 1, 2009 are not necessarily indicative of results to be expected for the full fiscal year.

3.	Earnings Per Share

Net income per share is computed under the provisions of ASC 260, Earnings Per Share. Basic income per share is computed using net income and the weighted average number of common shares outstanding. Diluted earnings per share reflect the weighted average number of common shares outstanding plus any potentially dilutive shares outstanding during the period. Because the Company has granted restricted stock awards which have not yet vested, these stock awards are included in the diluted earnings per share calculation using the treasury stock method. Using this method, there was a small difference between basic and diluted number of shares resulting in an immaterial difference between the basic and diluted earnings per share.

	Six Months Ended
	August 1, 2009	July 31, 2010
Numerator:
Net Income	$13,163	$25,964

Denominator:
Weighted average number of common shares (basic)	36,087,742	36,087,742
Weighted average number of common shares (diluted)	36,087,742	36,090,810

Income per common share (basic)	$0.36	$0.72
Income per common share (diluted)	$0.36	$0.72

4.	Stock-Based Compensation

The Company accounts for stock-based compensation under fair value recognition provisions. For its restricted stock awards, the Company recognizes expense in an amount equal to the fair market value of the underlying stock on the grant date of the award. This expense is recognized as compensation expense over the period the awards lapse or upon an initial public offering event if such event occurs prior to the completion of the service period.

Restricted Stock Awards

The Company granted restricted stock awards to certain management level employees and non-employee directors under its 2010 Restricted Stock Plan. These awards entitle the recipient to all of the rights of a holder of Class B

Vera Bradley Designs, Inc.

Notes to the Unaudited Consolidated Financial Statements

($ in thousands, except number of shares and per share data)

Common Stock with respect to the Restricted Stock, including the right to receive dividends and other distributions payable with respect to the Restricted Stock. The restrictions on these awards lapse after one year or upon an initial public offering event if such event occurs prior to the completion of the service period. The Company recognizes expense in an amount equal to the fair market value of the underlying stock on the grant date of the award.

The following table summarizes transactions for the Company’s nonvested restricted stock awards for the six months ended July 31, 2010:

Restricted Stock Awards	Number of Share Units	Weighted Average Grant Date Fair Value (per share)
Nonvested awards at January 31, 2010	—	$—
Granted	1,115,000	14.16
Vested	—	—
Forfeited	—	—

Nonvested awards at July 31, 2010	1,115,000	$14.16

The fair value of the restricted stock awards was estimated on the date of grant using an estimated per share fair value of the Company’s common stock as of July 30, 2010, the grant date. This enterprise fair value was based on a continuing operations basis, primarily using the income and market approaches.

As of July 31, 2010, there was $15.7 million of total unrecognized compensation expense related to nonvested restricted stock awards. This unrecognized compensation expense is expected to be recognized over a one year period or earlier if an initial public offering occurs.

5.	Inventories

The components of inventories are as follows:

	January 30, 2010	July 31, 2010
Raw materials	$8,414	$7,887
Work in process	2,074	1,715
Finished goods	56,047	75,196

	$66,535	$84,798

6.	Fair Value of Financial Instruments

The carrying amounts reflected on the Consolidated Balance Sheets for cash, cash equivalents, receivables, other current assets, debt and payables as of January 30, 2010 and July 31, 2010 approximated their fair values.

7.	Commitments and Contingent Liabilities

The Company is subject to various claims and contingencies arising in the normal course of business, including those relating to product liability, legal, employee benefit, environmental and other matters. Management believes that the likelihood is remote that any of these claims will have a material effect on the Company’s financial condition as of July 31, 2010 or its results of operations or cash flows for the periods presented.

Vera Bradley Designs, Inc.

Notes to the Unaudited Consolidated Financial Statements

($ in thousands, except numbers of shares and per share data)

8.	Segment Reporting

The Company has two operating segments which are also its reportable segments, Indirect and Direct. These operating segments are components of the Company for which separate financial information is available and for which operating results are evaluated on a regular basis by the chief operating decision maker in deciding how to allocate resources and to assess performance of the segments.

The Indirect segment represents activity driven by revenues generated through the distribution of Company-branded product to approximately 3,300 independent Indirect retailers across the country. The Direct segment includes the Company’s full-price and outlet stores, e-commerce activity driven by the Company’s website and the annual outlet sale. Revenues generated through this segment are driven through the sale of Company-branded product from Vera Bradley to the end customer.

Corporate costs represent the Company’s administrative expenses which include, but are not limited to: human resources, legal, finance, IT, and various other corporate level activity related expenses. All inter-company related activities are eliminated in consolidation and are excluded from the segment reporting.

Company management evaluates segment operating results based on several indicators. The primary or key performance indicators for each segment are net revenues and segment operating income. The table below represents key financial information for each of the Company’s reportable segments, Indirect and Direct.

	Six Months Ended
	August 1, 2009	July 31, 2010
Segment net revenue:
Indirect	$87,861	$101,532
Direct	43,226	63,546

Total	$131,087	$165,078

Segment operating income:
Indirect	29,798	44,219
Direct	11,398	19,044

Total	$41,196	$63,263

Reconciliation:
Segment operating income
Less:
Unallocated corporate expenses	26,703	36,299

Operating Income	$14,493	$26,964

Sales outside of the United States of America are insignificant.

9.	Subsequent Events

The Company evaluated subsequent events through September 3, 2010.

No events have occurred that would require adjustment to or a disclosure in the condensed consolidated financial statements.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Vera Bradley Designs, Inc.

Fort Wayne, Indiana

The stock split described in Note 1 to the financial statements has not been consummated as of October 1, 2010. When it has been consummated, we will be in a position to furnish the following report:

“In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Vera Bradley Designs, Inc. and its subsidiaries at January 31, 2009 and January 30, 2010, and the results of their operations and their cash flows for the year ended December 31, 2007, the one month period ended January 31, 2008 and the fiscal years ended January 31, 2009 and January 30, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 3 to the consolidated financial statements, in the fiscal year ended January 30, 2010, the Company changed its accounting policy for certain advertising costs and related reimbursements.”

/s/ PricewaterhouseCoopers LLP

Indianapolis, Indiana

June 1, 2010, except with respect to our opinion on the consolidated financial statements insofar as it relates to earnings per share, segment reporting and transition period comparative data described in Notes 11, 12 and 13, respectively, as to which the date is July 1, 2010.

Vera Bradley Designs, Inc.

Consolidated Balance Sheets

($ in thousands, except numbers of shares and per share data)

	January 31, 2009	January 30, 2010
Assets
Current assets
Cash and cash equivalents	$776	$6,509
Accounts receivable, net	30,641	31,013
Inventories	64,475	66,535
Other current assets	4,468	6,468

Total current assets	100,360	110,525
Property, plant and equipment, net	46,272	40,123
Other assets	3,299	3,104

Total assets	$149,931	$153,752

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$16,071	$19,221
Distributions payable	3,421	1,091
Accrued employment costs	6,405	14,181
Other accrued liabilities	6,004	9,772
Current portion of long-term debt	5,961	5,022

Total current liabilities	37,862	49,287
Long-term debt	52,864	25,114
Other long-term liabilities	1,258	1,458

Total liabilities	91,984	75,859

Commitments and contingent liabilities (Note 8)

Shareholders’ equity
Capital stock (Class A), voting, without par value, 36,084 shares authorized; 2,886 shares issued and outstanding	1	1
Capital stock (Class B), non-voting, without par value, 54,126,201 shares authorized; 36,084,856 shares issued and outstanding	—	—
Retained earnings	57,946	77,892

Total shareholders’ equity	57,947	77,893

Total liabilities and shareholders’ equity	$149,931	$153,752

The accompanying notes are an integral part of these financial statements.

Vera Bradley Designs, Inc.

Consolidated Statements of Income

($ in thousands, except numbers of shares and per share data)

	Year Ended December 31, 2007	Month Ended January 31, 2008	Fiscal Year Ended
			January 31, 2009	January 30, 2010
Net revenues	$281,085	$39,621	$238,577	$288,940
Cost of sales	133,522	16,135	115,473	137,803

Gross profit	147,563	23,486	123,104	151,137
Selling, general and administrative expenses	101,022	11,133	109,195	116,168
Other income	7,799	1,722	13,282	10,743

Operating income	54,340	14,075	27,191	45,712
Interest expense, net	2,924	356	2,511	1,604

Income before state income taxes	51,416	13,719	24,680	44,108
State income taxes	1,185	112	1,009	889

Net income	$50,231	$13,607	$23,671	$43,219

Basic and diluted weighted average common shares outstanding	36,087,742	36,087,742	36,087,742	36,087,742

Basic and diluted net income per share	$1.39	$0.38	$0.66	$1.20

Basic and diluted distributions per share	$1.14	$0.05	$0.75	$0.64

Pro forma income information (Note 1):
Operating Income				$45,712
Pro forma interest expense, net (unaudited)				2,472

Pro forma income before state income taxes (unaudited)				43,240
Pro forma income tax provision (unaudited)				17,296

Pro forma net income (unaudited)				$25,944

Pro forma basic and diluted net income per share (unaudited)				$0.65

The accompanying notes are an integral part of these financial statements.

Vera Bradley Designs, Inc.

Consolidated Statements of Shareholders' Equity

($ in thousands, except numbers of shares and per share data)

	Common Stock Shares		Common Stock	Retained Earnings	Total Equity
	Voting	Non-Voting
Balance at December 31, 2006	2,886	722	$1	$40,492	$40,493
Net income				50,231	50,231
Stock dividend		36,084,134
Distributions of retained earnings				(41,162)	(41,162)

Balance at December 31, 2007	2,886	36,084,856	1	49,561	49,562
Net income				13,607	13,607
Distributions of retained earnings				(1,752)	(1,752)

Balance at January 31, 2008	2,886	36,084,856	1	61,416	61,417
Net income				23,671	23,671
Distributions of retained earnings				(27,141)	(27,141)

Balance at January 31, 2009	2,886	36,084,856	1	57,946	57,947
Net income				43,219	43,219
Distributions of retained earnings				(23,273)	(23,273)

Balance at January 30, 2010	2,886	36,084,856	$1	$77,892	$77,893

The accompanying notes are an integral part of these financial statements.

Vera Bradley Designs, Inc.

Consolidated Statements of Cash Flows

($ in thousands, except numbers of shares and per share data)

	Year Ended December 31, 2007	Month Ended January 31, 2008	Fiscal Year Ended
			January 31, 2009	January 30, 2010
Cash flows from operating activities
Net income	$50,231	$13,607	$23,671	$43,219
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	4,657	516	7,347	10,666
Provision for doubtful accounts	1,368	136	358	858
Loss on disposal of fixed assets	40	—	28	1,462
Changes in assets and liabilities
Accounts receivable	(459)	(25,046)	10,644	(1,230)
Inventories	(17,905)	6,719	2,858	(2,059)
Other assets	(4,207)	812	(553)	(1,806)
Accounts payable	(13,525)	(370)	4,541	3,150
Accrued and other liabilities	4,128	(3,079)	1,293	11,746

Net cash provided by (used in) operating activities	24,328	(6,705)	50,187	66,006

Cash flows from investing activities
Purchase of fixed assets	(16,641)	(2,133)	(14,949)	(5,844)
Restricted cash on deposit	—	—	(1,500)	—

Net cash used in investing activities	(16,641)	(2,133)	(16,449)	(5,844)

Cash flows from financing activities
Payments on financial institution debt	(126,444)	(2,250)	(153,626)	(54,800)
Borrowings on financial institution debt	162,544	10,986	149,190	30,300
Borrowings/(payments) on cash surrender value - life insurance	—	—	600	(600)
Repayment of vendor financed debt	(8)	(15)	(190)	(237)
Repayment of related party debt	(653)	(57)	(714)	(3,488)
Deferred financing costs	—	—	(1,024)	—
Change in bank overdraft	(1,854)	1,867	(3,131)	—
Payment of distributions	(41,161)	(1,752)	(24,119)	(25,604)

Net cash provided by (used in) financing activities	(7,576)	8,779	(33,014)	(54,429)

Change in cash and cash equivalents	111	(59)	724	5,733
Cash and cash equivalents
Beginning of period	—	111	52	776

End of period	$111	$52	$776	$6,509

Supplemental disclosure of cash flow information
Cash paid during the period for state income taxes	$749	$117	$1,464	$412

Cash paid during the period for interest	$2,928	$303	$2,624	$1,782

Supplemental disclosure of non-cash activity
Vendor financed purchase of fixed assets	$451	$—	$—	$136

The accompanying notes are an integral part of these financial statements.

Vera Bradley Designs, Inc.

Notes to Consolidated Financial Statements

($ in thousands, except numbers of shares and per share data)

1.	Description of Company

Vera Bradley is a leading designer, producer, marketer and retailer of stylish, highly-functional accessories for women. The Company’s products include a wide offering of handbags, accessories and travel and leisure items. Over the Company’s 28-year history, Vera Bradley products have appealed to a broad range of consumers. The Company’s brand vision is accessible luxury that inspires a casual, fun and family-oriented lifestyle. The Company has positioned its brand to highlight the high quality, distinctive and vibrant styling and functional design of its products. Additionally, frequent releases of new designs encourage customers to express a personal style that is distinctly “Vera Bradley.”

The Company generates net revenues by selling products through two reportable segments: Indirect and Direct (note 12). As of May 1, 2010, the Indirect business consisted of sales of Vera Bradley products to approximately 3,300 independent retailers, substantially all of which are located in the U.S., as well as select national retailers and third party e-commerce sites. As of May 1, 2010, the Direct business consisted of sales of Vera Bradley products through the Company’s 28 full-price stores, one outlet store, verabradley.com, and an annual outlet sale in Fort Wayne, Indiana.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Periods

Effective January 1, 2008, the Company changed its fiscal year to end on the Saturday closest to January 31. Fiscal years ended on January 31, 2009 (“Fiscal 2009”) and on January 30, 2010 (“Fiscal 2010”). Due to the change to a January year-end, the Company has presented certain financial statements as of and for the month ended January 31, 2008 (“Fiscal 2008”) and as of and for the year ended December 31, 2007 (“Fiscal 2007”).

Equity

The Company is owned by six individuals and their related trusts. Two of the individuals and their related trusts own 100% of the Class A voting stock. The Class B nonvoting stock is owned by all six individuals and their related trusts. Other than voting rights there are no distinguishing characteristics between the two classes of stock.

In October 2010, the Board of Directors agreed to proceed with a 36.084-for-1 stock split of the Company’s common stock to be authorized and effected prior to the effectiveness of the Company’s registration statement for the initial public offering. All historical common stock and per share common stock information has been changed to reflect this stock split.

In April 2007, the Board of Directors authorized an additional 54,125,479 Class B shares resulting in total authorized Class B shares of 54,126,201. The existing shareholders received a total of 36,084,134 Class B shares as a stock dividend. This brought the total common shares issued to 36,087,742 consisting of 36,084,856 Class B shares and 2,886 Class A shares.

Comprehensive Income

The statements of comprehensive income have been excluded from these financial statements as comprehensive income equals net income.

Unaudited Pro Forma Income Statement Information

The unaudited pro forma income statement information gives effect to:

¡

An adjustment for income tax expense as if the Company had been a “C” Corporation as of February 1, 2009, at an assumed combined federal, state, and local effective income tax rate of 40%, which approximates the calculated effective tax rate for each period, equal to $16,754; and

Vera Bradley Designs, Inc.

Notes to Consolidated Financial Statements

($ in thousands, except numbers of shares and per share data)

¡

An adjustment to interest expense as if the borrowings under the amended and restated credit facility and the issuance of the undistributed taxable earnings notes had occurred as of February 1, 2009, which approximates $868, and a related income tax expense adjustment of $347. The interest expense adjustment consists of the following:

	Assumed Interest Rate	Adjustment
Amended and restated credit facility	2.12%	$1,913
Undistributed taxable earnings notes	0.41%	180
Amortization of debt issuance costs	—	274

Adjusted pro forma interest expense	—	2,367
Less: elimination of interest expense on old debt structure	—	1,499

Pro forma adjustment		$868

An assumed increase or decrease of 1/8 of one percent in the interest rate of the amended and restated credit agreement and undistributed taxable earnings notes, which have a variable interest rate, would impact total pro forma interest expense by $168.

The unaudited pro forma basic and diluted net income per share is computed using unaudited pro forma net income, as discussed above, and unaudited pro forma weighted average number of common shares (basic and diluted). The unaudited pro forma weighted average number of common shares (basic and diluted) gives effect to (i) the increase in the number of shares which would be sufficient to replace the capital in excess of earnings being withdrawn from the anticipated conversion and (ii) the vesting of restricted stock awards upon the initial public offering. The pro forma adjustment to weighted average number of common shares (basic and diluted) for the fiscal year ended January 31, 2010 is 4.02 million shares.

2.	Summary of Significant Accounting Policies

Use of Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant areas requiring the use of management estimates relate to the valuation of inventories, accounts receivable valuation allowances, sales return allowances, the useful lives of assets for depreciation. Actual results could differ from these estimates. The Company revises its estimates and assumptions as new information becomes available.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits with financial institutions, and treasury security investments with an original maturity of three months or less.

At December 31, 2006, December 31, 2007 and January 31, 2008, the Company was in a bank overdraft position with one financial institution. The bank overdraft would be funded by the Company’s lender by increasing the financial institution debt and is classified in the financing section of the Statements of Cash Flows as “Change in Bank Overdraft”.

Restricted Cash

At January 31, 2009 and January 30, 2010, the Company maintained $1,500 in an account with one of its lenders as a compensating balance in connection with the credit agreement entered into during Fiscal 2009, referred to in Note 6. The balance will be maintained until the earlier of November 2011 or the date that the Company and the bank agree to reduce or eliminate the balance requirement. Restricted cash is included in Other Assets in the Consolidated Balance Sheets.

Vera Bradley Designs, Inc.

Notes to Consolidated Financial Statements

($ in thousands, except numbers of shares and per share data)

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (“FIFO”) method. Market is determined based on net realizable value which includes cost to dispose. Appropriate consideration is given to obsolescence, excess quantities, and other factors including the popularity of a pattern or product in evaluating net realizable value.

Property, Plant and Equipment

Property, plant and equipment are carried at cost and depreciated over the following estimated useful lives using the straight-line method:

Buildings and building improvements	39.5 years
Furniture and fixtures	5.0 years
Computer equipment	3.0 years
Software	3.0 years
Production equipment	7.0 years
Vehicles	5.0 years

Leasehold improvements are amortized over the shorter of the life of the asset or the lease term. Lease terms typically range from five to ten years.

When a decision is made to abandon property and equipment prior to the end of the previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated useful life. At the time of disposal, the cost of assets sold or retired and the related accumulated depreciation are removed from the accounts and any resulting loss is included in the Consolidated Statements of Income.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The reviews are conducted at the lowest identifiable level of cash flows. If the estimated undiscounted future cash flows related to the property and equipment are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the fair value, as defined further in Note 2.

Assets under construction are not depreciated until the asset is substantially complete and placed in service. Interest is capitalized during periods of construction and depreciated over the estimated useful life of the applicable assets. There was no interest capitalized for any of the periods presented.

Routine maintenance and repair costs are expensed as incurred.

The Company capitalizes certain costs incurred in connection with acquiring, modifying and installing internal-use software. Capitalized costs are included in property, plant and equipment, net and are amortized over three years. Software costs that do not meet capitalization criteria are expensed as incurred.

Revenue Recognition and Accounts Receivable

Revenues from the sale of the Company’s products are recognized upon customer receipt of the product when collection of relevant receivables is reasonably assured, persuasive evidence of an arrangement exists, the sales price is fixed and determinable and ownership and risk of loss have been transferred to the customer which, for most customers, reflects an estimate of shipments that have not yet been received by the customer. The estimate of these shipments is based on shipping terms and historical delivery times. Included in net revenues are product sales to Direct and Indirect retailers, including amounts billed to customers for shipping fees. Costs related to shipping of product are classified in cost of sales in the accompanying Consolidated Statements of Income. Net revenues exclude sales taxes collected from customers and remitted to governmental authorities.

Vera Bradley Designs, Inc.

Notes to Consolidated Financial Statements

($ in thousands, except numbers of shares and per share data)

Historical experience provides the Company the ability to reasonably estimate the amount of product sales that will be returned by customers. Product returns are often resalable through the Company’s annual outlet sale or other channels. The Company accounts for anticipated returns by reducing sales, cost of sales and accounts receivable and increasing inventory, essentially reversing the effects of the original sales transactions. The returns reserve as of January 31, 2009 and January 30, 2010 and the related activity for all periods presented was as follows:

	Balance at Beginning of Year	Provision Charged to Expenses	Allowances Taken	Balance at End of Year
Fiscal 2007	$595	11,424	(11,348)	$671
Fiscal 2008	$671	785	(703)	$753
Fiscal 2009	$753	7,831	(8,056)	$528
Fiscal 2010	$528	10,530	(10,167)	$891

The Company establishes an allowance for doubtful accounts based on customer specific identification and believes that collections of receivables, net of the allowance for doubtful accounts, is reasonably assured. The allowance for doubtful accounts was approximately $527 and $290 at January 31, 2009 and January 30, 2010, respectively.

Bad debt expense was insignificant for the periods presented.

Other Income and Advertising Costs

As discussed further in Note 3, the Company changed the income statement classification for certain of its advertising costs and related reimbursements from Indirect retailers. Advertising costs are expensed at the time the promotion first appears in media, in stores, or on the website and are recorded in selling, general and administrative expense on the Consolidated Statements of Income. The related recovery of a portion of such costs from Indirect retailers is recorded as other income in the Consolidated Statements of Income.

Total advertising expense recorded was as follows:

Year ended December 31, 2007	$15,940
Month ended January 31, 2008	$3,458
Fiscal year ended January 31, 2009	$28,403
Fiscal year ended January 30, 2010	$23,004

Total recovery from Indirect retailers of certain costs recorded as other income was as follows:

Year ended December 31, 2007	$7,799
Month ended January 31, 2008	$1,722
Fiscal year ended January 31, 2009	$13,282
Fiscal year ended January 30, 2010	$10,743

Deferred Financing Costs

During Fiscal 2009, certain costs associated with financing activities were deferred and are being amortized over the term of the related credit facilities. The total debt issuance costs incurred during Fiscal 2009 were $1,024. The unamortized asset related to deferred financing costs is included in other assets on the Consolidated Balance Sheets. Amortization expense of $57 and $341 for the fiscal years ended January 31, 2009 and January 30, 2010, respectively, is reflected in interest expense on the Consolidated Statements of Income.

Cost of Sales

Costs of sales includes material costs, freight, inventory shrinkage, payroll, benefit costs, operating lease costs, duty and other operating expenses including depreciation of the Company’s distribution center, warehouse and manufacturing facilities and equipment. Costs and related expenses to manufacture and distribute the products are recorded as cost of sales when the related revenues are recognized.

Vera Bradley Designs, Inc.

Notes to Consolidated Financial Statements

($ in thousands, except numbers of shares and per share data)

Derivative Instruments

The Company enters into derivative transactions to protect against the risk of adverse interest rate movement. The Company does not engage in speculative derivative transactions for trading purposes. Derivative financial instruments involve, to a varying degree, elements of market risk not recognized in the balance sheet.

Derivative financial instruments involve a level of credit risk. Such risk is primarily related to the possibility of nonperformance by the counterparties involved in the derivative transactions. The Company mitigates the risk of such nonperformance through its selection criteria for counterparties. The Company uses a reputable financial institution with a high credit rating as a counterparty.

The Company entered into two interest rate swap agreements in Fiscal 2010, swapping its variable LIBOR based interest rate on its line of credit with a fixed rate ranging from .79% to 1.20%. The Company did not elect hedge accounting and marked these derivative instruments to market resulting in an insignificant liability and additional expense presented in other accrued liabilities and selling, general and administrative expense at January 30, 2010. The interest rate swap agreements are for the notional amounts of $20,000, $10,000 of which expires on February 2, 2011 and $10,000 expired on February 2, 2010.

The Company has not designated any instruments as hedges for any period presented.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date.

¡	Level 1 – Quoted prices in active markets for identical assets or liabilities

¡	Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly

¡	Level 3 – Unobservable inputs based on the Company’s own assumptions

The Company incorporates credit valuation adjustments (“CVAs”) to appropriately reflect its non-performance risk and the respective counterparty’s non-performance risk in its fair value measurements. Although the Company has determined that the majority of the inputs used to value its derivatives and the Company’s and counterparty’s credit ratings, fall within Level 2 of the fair value hierarchy, the CVAs associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by itself and its counterparty. However, as of January 31, 2009 and January 30, 2010, the Company has assessed the significance of the impact of the CVAs on the overall valuation of its derivative positions and has determined that the CVAs are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative and debt valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. The interest rate swaps are valued using observable benchmark rates at commonly quoted intervals for the full term of the swap. Debt is valued using observable benchmark interest rates for similar companies.

The carrying amounts reflected on the Consolidated Balance Sheets for cash, cash equivalents, receivables, other current assets, debt and payables as of January 31, 2009 and January 30, 2010 approximated their fair values.

Vera Bradley Designs, Inc.

Notes to Consolidated Financial Statements

($ in thousands, except numbers of shares and per share data)

Concentration of Credit Risk

The Company maintains nearly all of its cash and cash equivalents with one financial institution. The Company monitors the credit standing of this financial institution on a regular basis.

Income Taxes

The Company, with the consent of its shareholders, has elected to have its income taxed under Section 1362 of the Internal Revenue Code as an “S” Corporation. This section provides that in lieu of corporate income taxes, the shareholders are taxed on the Company’s taxable income for federal tax purposes. Additionally, certain state taxing jurisdictions recognize the “S” Corporation status and tax the shareholders instead of the Company. The state income tax provision represents state taxes that have been or will be paid by the Company related to income generated by the Company. The Company pays distributions to Shareholders’ to fund their tax obligations. Effective January 1, 2007, the Company adopted an interpretation issued by the FASB which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The impact of the adoption of this interpretation did not have a material impact on the Company’s consolidated financial statements. There was no liability recorded for uncertain tax positions as of January 31, 2009 or January 30, 2010.

Recently Issued Accounting Pronouncements

In March 2008, the FASB issued a statement which requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The statement is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company adopted this Statement as of February 1, 2009.

In May 2009, the FASB issued guidance which defines and establishes the period after the balance sheet date during which management of a reporting entity evaluates transactions and events for potential disclosure in the financial statements in addition to disclosing the date through which such events have been evaluated. The guidance was effective for financial statements issued for fiscal years and interim periods ended after June 15, 2009 and was applied prospectively. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position, statement of income or cash flows. The Company has evaluated subsequent events through June 1, 2010, which is the date on which these financial statements were available to be issued.

In July 2009, the Financial Accounting Standards Board (“FASB”) released the authoritative version of the FASB Accounting Standards Codification (“FASB ASC”) as the single source of authoritative nongovernmental U.S. GAAP. The FASB ASC supersedes all existing accounting standard documents recognized by the FASB. All other accounting literature not included in the FASB ASC will be considered non-authoritative. The FASB ASC is effective for fiscal years and interim periods ended after September 15, 2009. The adoption of the FASB ASC had no impact on the Company’s consolidated financial position, statements of income or cash flows.

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06). ASU 2010-06 amends the FASB’s authoritative guidance related to fair value measurements and disclosures to require additional disclosures related to transfers between levels in the hierarchy of fair value measurements. ASU 2010-06 is effective for interim and annual fiscal years beginning after December 15, 2009. The standard does not change how fair values are measured. The Company has adopted the guidance without any impact on the consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in Accounting Standards Codification (ASC). There have been a number of ASUs to date that amend the original text of ASC. Except for the ASU listed above, those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

Vera Bradley Designs, Inc.

Notes to Consolidated Financial Statements

($ in thousands, except numbers of shares and per share data)

3.	Accounting Change

Effective February 1, 2009 and in previously issued financial statements, the Company retrospectively changed its method of accounting for certain advertising costs and related reimbursements from Indirect retailers. Prior to February 1, 2009, the Company recorded the cost of producing and distributing catalogs and other marketing material sent to the end consumer as cost of sales. The related recovery of such costs from Indirect retailers was recorded in net revenues above the gross margin line. The Company believes that the change in the classification of catalog and other marketing material costs as selling, general and administrative expense rather than cost of sales and the recovery of a portion of such costs as other income below the gross margin line is preferable because it is consistent with industry practice and management’s view of the true nature of such costs. Advertising costs are expensed at the time the promotion first appears in media, in stores, or on the website and are recorded in selling, general and administrative expense in the Consolidated Statements of Income. The amount of advertising costs that were impacted by the change in the application of accounting principle was as follows:

Year ended December 31, 2007	$7,799
Month ended January 31, 2008	$1,722
Fiscal year ended January 31, 2009	$13,282
Fiscal year ended January 30, 2010	$10,743

The amount of related reimbursements that were impacted by the change in the application of accounting principle was as follows:

Year ended December 31, 2007	$7,799
Month ended January 31, 2008	$1,722
Fiscal year ended January 31, 2009	$13,282
Fiscal year ended January 30, 2010	$10,743

4.	Inventories

The components of inventories are as follows:

	January 31, 2009	January 30, 2010
Raw materials	$6,623	$8,414
Work in process	1,791	2,074
Finished goods	56,061	56,047

	$64,475	$66,535

5.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	January 31, 2009	January 30, 2010
Land	$2,145	$2,145
Building and building improvements	16,340	16,345
Furniture, fixtures and computer equipment	29,391	35,255
Production equipment and vehicles	9,642	10,268
Construction in progress	3,184	559

	60,702	64,572
Less: Accumulated depreciation	(14,430)	(24,449)

Property, plant and equipment, net	$46,272	$40,123

Vera Bradley Designs, Inc.

Notes to Consolidated Financial Statements

($ in thousands, except numbers of shares and per share data)

Construction in progress at January 31, 2009 represents the costs associated with the implementation of a retail software system, construction of retail store leasehold improvements, expansion of the inventory system and various software upgrades. Construction in progress at January 30, 2010 represents the costs associated with the implementation of manufacturing equipment and costs related to various software upgrades.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The reviews are conducted at the lowest identifiable level of cash flows. If the estimated undiscounted future cash flows related to the property and equipment are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the fair value, as defined further in Note 2. An impairment charge of $1,350 was recognized in the fourth quarter of the fiscal year ended January 30, 2010 for assets related to underperforming stores and is recorded in selling, general, and administrative expense in the accompanying Consolidated Statements of Income.

The Company had cumulative capitalized software costs net of accumulated amortization of approximately $3,537 and $1,332 at January 31, 2009 and January 30, 2010 respectively. The Company recorded amortization expense related to capitalized software costs as follows:

Year ended December 31, 2007	$1,593
Month ended January 31, 2008	$158
Fiscal year ended January 31, 2009	$1,783
Fiscal year ended January 30, 2010	$2,198

Depreciation and amortization expense associated with property, plant and equipment (excluding amortization of capitalized software costs and deferred financing costs) was recorded as follows:

Year ended December 31, 2007	$3,064
Month ended January 31, 2008	$358
Fiscal year ended January 31, 2009	$5,564
Fiscal year ended January 30, 2010	$8,468

6.	Debt

During the fiscal year ended January 31, 2009, the Company’s two credit facilities expired and were consolidated into one credit agreement with two levels of commitment, a revolving facility of $60,000 which expires on November 26, 2011 and a term note of $15,000 which is due in quarterly installments of $1,250 which began March 31, 2009.

The agreement requires that the Company comply with quarterly financial covenants beginning with the second quarter of Fiscal 2009. These covenants require the Company to maintain a minimum leverage ratio that is less than 2.00 to 1.00; to maintain a consolidated net worth of no less than $38,778 plus 40% of net income earned in each fiscal quarter beginning in the third quarter of Fiscal 2009; and to maintain a minimum fixed charge coverage ratio at specific levels by quarter (1.11:1.00 as of January 31, 2009 and 1.62:1.00 at January 30, 2010). The Company was in compliance with these covenants for all periods presented.

As of January 31, 2009, the Company had borrowed $39,500 on the revolving facility and $15,000 on the term loan. As of January 30, 2010, the Company had borrowed $20,000 on the revolving facility and $10,000 on the term loan. Interest rates fluctuate based on LIBOR or Prime plus a credit spread ranging from 2.5% to 3.5%. The interest rates on the borrowings under the lines of credit were 3.5% at January 31, 2009 and 3.0% at January 30, 2010. Interest payments are required to be made quarterly on the last day of March, June, September and December.

Vera Bradley Designs, Inc.

Notes to Consolidated Financial Statements

($ in thousands, except numbers of shares and per share data)

Available credit on the revolving facility is subject to a monthly borrowing base calculation. The borrowing base allows for inclusion of 80% of the Company’s consolidated net accounts receivable and 50% of the Company’s consolidated net inventory, adjusted for certain components and subject to an inventory cap of $39,000. The available credit as of January 31, 2009 and January 30, 2010 under the revolving facility was approximately $20,500 and $40,000, respectively. The Company is obligated to pay a commitment fee to the lender on the unused portion of the revolving facility. The commitment fee is based on an annual rate ranging from .4% to .5% and is paid quarterly on the last day of March, June, September and December.

The credit facility is collateralized by all of the Company’s assets.

In addition to the credit facility with external lending institutions, the Company had entered into four note agreements with two shareholders, various agreements with vendors to finance certain software license agreements and had borrowed against the cash surrender value of life insurance policies on two shareholders. The shareholder notes and cash borrowed under the life insurance policies were paid in full during Fiscal 2010.

	January 31, 2009
	Financial Institutions	Related Parties	Other Debt	Total
3.50% borrowing of financial institution debt.	$54,500	—	—	$54,500
10% notes payable to two shareholders with monthly principal and interest payments of $40, beginning February 1, 2003.
Paid in full during Fiscal 2010	—	1,537	—	1,537
7% notes payable to two shareholders with monthly principal and interest payments of $47, beginning February 1, 2003.
Paid in full during Fiscal 2010	—	1,951	—	1,951

Other borrowings	589	—	249	837

	55,089	3,488	249	58,825
Less: Current maturities	5,000	775	186	5,961

	$50,089	$2,713	$63	$52,864

	January 30, 2010
	Financial Institutions	Other Debt	Total
3.00% borrowing of financial institution debt.	$30,000	—	$30,000
Other borrowings	—	136	136

	30,000	136	30,136
Less: Current maturities	5,000	22	5,022

	$25,000	$114	$25,114

Future maturities of debt due as of January 30, 2010

	Financial Institutions	Other Debt	Total
2011	$5,000	$22	$5,022
2012	25,000	114	25,114

	$30,000	$136	$30,136

Vera Bradley Designs, Inc.

Notes to Consolidated Financial Statements

($ in thousands, except numbers of shares and per share data)

7.	Leases

The Company has many non-cancellable operating leases. Future minimum lease payments under the non-cancelable operating leases through expiration are as follows:

	Non-Related Party	Related Party
2011	$6,922	$168
2012	5,534	168
2013	5,513	14
2014	5,637	—
2015	5,288	—
Thereafter	18,792	—

	$47,686	$350

Rental expense for all leases was recorded as follows:

Year ended December 31, 2007	$1,944
Month ended January 31, 2008	$357
Fiscal year ended January 31, 2009	$4,857
Fiscal year ended January 30, 2010	$6,985

Lease terms generally range from five to ten years with options to renew for varying terms. Future minimum lease payments relate primarily to the lease of retail space. Additionally, several lease agreements contain a provision for payments based on a percentage of sales in addition to the stated lease payments. Contingent rent for the periods presented was insignificant.

The Company leases one of its facilities from a leasing company owned by two of the Company’s shareholders and a member of the board of directors of the Company. Lease expense related to this arrangement was recorded as follows:

Year ended December 31, 2007	$168
Month ended January 31, 2008	$14
Fiscal year ended January 31, 2009	$168
Fiscal year ended January 30, 2010	$168

8.	Commitments and Contingent Liabilities

The Company is subject to various claims and contingencies arising in the normal course of business, including those relating to product liability, legal, employee benefit, environmental and other matters. Management believes that the likelihood is remote that any of these claims will have a material effect on the Company’s financial condition as of January 31, 2009 or January 30, 2010 or its results of operations or cash flows for the periods presented.

9.	401(K) Profit Sharing Plan and Trust

The Company has a 401(k) profit sharing plan and trust for all qualified employees and provides a 50% match of an employee’s contribution to the plan up to a maximum employer contribution of 10% of the employee’s annual compensation or the annual legal allowable contribution limit, whichever is lower. Additionally, the Company has the

Vera Bradley Designs, Inc.

Notes to Consolidated Financial Statements

($ in thousands, except numbers of shares and per share data)

option of making discretionary profit sharing payments to the plan as approved by the board of directors. As of January 31, 2009 and January 30, 2010, no discretionary profit sharing payments had been approved. Total approximate Company contributions to the plan were as follows:

Year ended December 31, 2007	$291
Month ended January 31, 2008	$28
Fiscal year ended January 31, 2009	$416
Fiscal year ended January 30, 2010	$800

10.	Related Party Transactions

The Company leases one of its facilities from a leasing company partially owned by two of the shareholders as described further in Note 7.

For each of the periods presented, the Company made charitable contributions of 10% of the net proceeds from the sale of inventory of certain designated patterns to the Vera Bradley Foundation for Breast Cancer (the “Foundation”). The liability associated with this commitment was approximately $468 and $290 at January 31, 2009 and January 30, 2010, respectively, which was recorded in other accrued liabilities. The Foundation was founded by two of the Company’s officers and shareholders who are also on the board of directors of the Foundation. The expense was recorded as selling, general and administrative expense as follows:

Year ended December 31, 2007	$663
Month ended January 31, 2008	$348
Fiscal year ended January 31, 2009	$490
Fiscal year ended January 30, 2010	$694

11.	Earnings Per Share

Net income per share is computed under the provisions of ASC 260, Earnings Per Share. Basic income per share is computed using net income and the weighted average number of common shares outstanding. Diluted earnings per share reflect the weighted average number of common shares outstanding plus any potentially dilutive shares outstanding during the period. As the Company did not have any potentially dilutive shares during the periods presented, there was no difference between basic and diluted earnings per share.

	Year Ended December 31, 2007	Month Ended January 31, 2008	Fiscal Year Ended
			January 31, 2009	January 30, 2010
Numerator:
Net income	$50,231	$13,607	$23,671	$43,219

Denominator:
Weighted average number of common shares (basic and diluted)	36,087,742	36,087,742	36,087,742	36,087,742

Income per common share (basic and diluted)	$1.39	$0.38	$0.66	$1.20

Vera Bradley Designs, Inc.

Notes to Consolidated Financial Statements

($ in thousands, except numbers of shares and per share data)

12.	Segment Reporting

The Company has two operating segments which are also its reportable segments, Indirect and Direct. These operating segments are components of the Company for which separate financial information is available and for which operating results are evaluated on a regular basis by the chief operating decision maker in deciding how to allocate resources and to assess performance of the segments.

The Indirect segment represents activity driven by revenues generated through the distribution of Company-branded products to approximately 3,300 independent Indirect retailers across the country. The Direct segment includes the Company’s full-price and outlet stores, e-commerce activity driven by the Company’s website and the annual outlet sale. Revenues generated through this segment are driven through the sale of Company-branded products from Vera Bradley to end customers.

Corporate costs represent the Company’s administrative expenses which include, but are not limited to: human resources, legal, finance, IT, and various other corporate level activity related expenses. All intercompany related activities are eliminated in consolidation and are excluded from the segment reporting.

Company management evaluates segment operating results based on several indicators. The primary or key performance indicators for each segment are net revenues and operating income. The table below represents key financial information for each of the Company’s operating and reportable segments, Indirect and Direct.

The accounting policies of the segments are the same as those described in Note 2. The Company does not report depreciation expense, total assets and capital expenditures by segment as such information is neither used by management nor accounted for at the segment level. Net revenues and operating income information for the Company’s reportable segments consisted of the following:

	Year Ended December 31, 2007	Month Ended January 31, 2008	Fiscal Year Ended
			January 31, 2009	January 30, 2010
Segment net revenues:
Indirect	$243,388	$37,545	$167,454	$192,829
Direct	37,697	2,076	71,123	96,111

Total	$281,085	$39,621	$238,577	$288,940

Segment operating income:
Indirect	93,307	20,909	58,115	72,923
Direct	3,059	(216)	14,930	25,285

Total	$96,366	$20,693	$73,045	$98,208

Reconciliation:
Segment operating income
Less:
Unallocated corporate expenses	(42,026)	(6,618)	(45,854)	(52,496)

Operating Income	$54,340	$14,075	$27,191	$45,712

Sales outside of the U.S. were insignificant.

Vera Bradley Designs, Inc.

Notes to Consolidated Financial Statements

($ in thousands, except numbers of shares and per share data)

13.	Transition Period Comparative Data

As explained further in Note 1, the Company changed from a calendar year to a 52-53 week fiscal year ending on the Saturday closest to January 31. The following table presents certain financial information for the one month transition period ended January 31, 2008 and the comparable one month period ended January 31, 2007 (unaudited):

	One Month Period Ended January 31,
	2007	2008
	(unaudited)
Net revenues	$34,554	$39,621

Gross profit	$14,656	$23,486

Income before state income taxes	$6,600	$13,719
State income taxes	117	112

Net income	6,483	13,607

Earnings per common share (basic and diluted)	$0.18	$0.38

Weighted average common shares outstanding	36,087,742	36,087,742

14.	Subsequent Events

Subsequent to January 30, 2010, there was a total of $13,301 in cash distributions declared. In lieu of direct payment to the shareholders, certain payments totaling $701 were made to various states on behalf of the shareholders for first quarter 2010 estimated tax liabilities.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Vera Bradley, Inc.

Fort Wayne, Indiana

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Vera Bradley, Inc. at July 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company’s management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

September 24, 2010

Indianapolis, Indiana

Vera Bradley, Inc.

Balance Sheet

July 31, 2010

July 31, 2010
Assets
Cash	$100

Total assets	100

Shareholders’ Equity
Capital stock, $1.00 par value, 100 shares issued and outstanding	100

Total shareholders’ equity	$100

Vera Bradley, Inc.

Notes to Financial Statement

1.	Description of Company

Vera Bradley, Inc (the “Company”) was formed as an Indiana corporation on June 23, 2010 and has no material assets or operations.

Reorganization

The Company expects its shareholders will contribute their equity interests in Vera Bradley Designs, Inc. to Vera Bradley, Inc. in return for shares of Vera Bradley, Inc. common stock on a one-for-one basis (collectively referred to as the “Reorganization”). As a result of the Reorganization, Vera Bradley Designs, Inc. will become a wholly-owned subsidiary of Vera Bradley, Inc. Upon completion of the Reorganization, the only asset of Vera Bradley, Inc. will be its investment in Vera Bradley Designs, Inc. and all of its operations will be conducted through Vera Bradley Designs, Inc.

2.	Basis of Presentation and Organization

The Company’s balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations and comprehensive income, changes in shareholders’ equity and of cash flows have not been presented because the Company has had no activity.

3.	Shareholders’ Equity

The Company had 1,000 shares authorized and 100 shares issued with a par value of $1.00 as of July 31, 2010 to six shareholders.

Until                     , 2010 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Vera Bradley, Inc.

             Shares of Common Stock

Prospectus

                    , 2010

Baird

Piper Jaffray

Wells Fargo Securities

KeyBanc Capital Markets

Lazard Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with this offering.

SEC Registration Fee		$12,477.50
FINRA Filing Fee		$18,000.00
The Nasdaq Global Market Listing Fee		*
Accounting Fees and Expenses		*
Directors’ and Officers’ Insurance		*
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Transfer Agent Fees and Expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

The foregoing items, except for the SEC registration, FINRA filing and The Nasdaq Global Market listing fees, are estimated. All expenses will be borne by us.

Item 14. Indemnification of Directors and Officers

Indiana Business Corporation Law

Chapter 37 of the IBCL authorizes every Indiana corporation to indemnify its officers and directors under certain circumstances against liability incurred in connection with proceedings to which the officers or directors are made a party by reason of their relationship to the corporation. Officers and directors may be indemnified where they have acted in good faith, which means, in the case of official action, they reasonably believed the conduct was in the corporation’s best interests, and in all other cases, they reasonably believed the action taken was not against the best interests of the corporation, and in the case of criminal proceedings they had reasonable cause to believe the action was lawful or there was no reasonable cause to believe the action was unlawful. Chapter 37 also requires every Indiana corporation to indemnify any of its officers or directors (unless limited by the articles of incorporation of the corporation) who were wholly successful, on the merits or otherwise, in the defense of any such proceeding against reasonable expenses incurred in connection with the proceeding. A corporation may also, under certain circumstances, pay for or reimburse the reasonable expenses incurred by an officer or director who is a party to a proceeding in advance of final disposition of the proceeding. Chapter 37 states that the indemnification provided for therein is not exclusive of any other rights to which a person may be entitled under the articles of incorporation, bylaws or resolutions of the board of directors or shareholders.

Our second amended and restated articles of incorporation and bylaws will provide for indemnification, to the fullest extent permitted by the IBCL, of our directors, officers and employees against liability and reasonable expenses that may be incurred by them in connection with proceedings in which they are made a party by reason of their relationship to the company.

Indemnification Agreements

We intend to enter into indemnification agreements, a form of which is attached as Exhibit 10.13, with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the IBCL. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements may also require us to advance all expenses incurred by the directors or executive officers in investigating or defending any such action, suit or proceeding. However, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to us (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses that the court shall deem proper).

Underwriting Agreement

The underwriting agreement (filed as Exhibit 1.1 to this registration statement) provides that the underwriters are obligated, under certain circumstances, to provide indemnification for us and our officers, directors and employees for certain liabilities, including liabilities arising under the Securities Act or otherwise.

Directors’ and Officers’ Liability Insurance

We maintain directors’ and officers’ liability insurance policies, which insure against liabilities that directors or officers may incur in such capacities. These insurance policies, together with the indemnification agreements, may be sufficiently broad to permit indemnification of our directors and officers for liabilities, including reimbursement of expenses incurred, arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding shares issued, and incentive shares granted, by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares, incentive shares and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Restricted Share Awards

In order to retain key executives and provide a vehicle for executive ownership, on July 30, 2010, our board of directors approved our 2010 Restricted Stock Plan and granted to our named executive officers, certain of our employees and our non-employee directors a one-time grant of a total of 30,900 restricted shares of our common stock in consideration of their service to the Company. These restricted shares of our common stock were exempt from the registration provisions under the Securities Act in reliance upon Rule 701 of the Securities Act as transactions pursuant to a compensatory benefit plan or written contract relating to compensation.

Corporate Reorganization

Vera Bradley, Inc. is a newly-formed Indiana corporation that has not, to date, conducted any activities other than those incident to our formation and the preparation of this prospectus. We were formed solely for the purpose of reorganizing the corporate structure of Vera Bradley Designs, Inc. Effective June 30, 2010, we issued a total of 100 shares of common stock to our directors and named executive officers in exchange for $1.00 per share, as follows: Barbara B. Baekgaard — 40 shares in exchange for $40.00; Patricia R. Miller — 37 shares in exchange for $37.00; Jill A. Nichols — 10 shares in exchange for $10.00; Michael C. Ray — 5 shares in exchange for $5.00; Kimberly F. Colby — 5 shares in exchange for $5.00; and P. Michael Miller — 3 shares in exchange for $3.00. The issuances of the common stock in connection with our formation were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions not involving a public offering. We believe that, at the time of the issuance, each of the purchasers: (i) was a sophisticated investor having enough knowledge and experience in finance and business matters to evaluate the risks and merits of the investment; (ii) was able to bear the investment’s economic risk; (iii) had access to the type of information normally provided in a prospectus through each individual’s relationship with the Company; and (iv) understood and agreed that the shares could not be resold or distributed to the public. In addition, we did not use any form of public solicitation or advertisement in connection with the offerings.

Prior to the effectiveness of the registration statement of which this prospectus is a part, we will enter into a subscription agreement with each shareholder of Vera Bradley Designs, Inc., pursuant to which each shareholder will contribute all of his or her shares of Class A Voting Common Stock and Class B Non-Voting Common Stock of Vera Bradley Designs, Inc. to us in return for shares of our Class A Voting Common Stock and Class B Non-Voting Common Stock, respectively, on a one-for-one basis. We anticipate that the issuances of common stock will be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions not involving a public offering. We believe that, at the time of the issuance, each of the purchasers: (i) will be a sophisticated investor having enough knowledge and experience in finance and business matters to evaluate the risks and merits of the investment; (ii) will be able to bear the investment’s economic risk; (iii) will have access to the type of information normally provided in a prospectus through each individual’s relationship with the Company; and (iv) will understand and agree that the shares could not be resold or distributed to the public. In addition, we will not use any form of public solicitation or advertisement in connection with the offering.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Second Amended and Restated Articles of Incorporation
3.2*	Amended and Restated Bylaws
4.1*	Specimen Common Stock Certificate
5.1*	Opinion of Ice Miller LLP
10.1*	Vera Bradley, Inc. 2010 Equity and Incentive Plan
10.2†	Letter Agreement with Jeffrey A. Blade
10.3†	Vera Bradley Designs, Inc. 2010 Restricted Stock Plan
10.4†	Form of Restricted Stock Award Agreement under Vera Bradley Designs, Inc. 2010 Restricted Stock Plan
10.5*	Form of Indemnification Agreement
10.6*	Amended and Restated Credit Agreement dated as of October 4, 2010 among Vera Bradley Designs, Inc. and JPMorgan Chase Bank, N.A.
10.7*	Parent Guaranty dated as of October 4, 2010 made by Vera Bradley, Inc. in favor of JPMorgan Chase Bank, N.A.
10.8*	Subsidiary Guaranty dated as of November 26, 2008 made by Vera Bradley Retail Stores, LLC and Vera Bradley International, LLC in favor of JPMorgan Chase Bank, N.A.
10.9*	Security Agreement dated as of November 26, 2008 among Vera Bradley Designs, Inc., Vera Bradley Retail Stores, LLC, Vera Bradley International, LLC and JPMorgan Chase Bank, N.A.
10.10*	Pledge Agreement dated as of November 26, 2008 among Vera Bradley Designs, Inc., Vera Bradley Retail Stores, LLC, Vera Bradley International, LLC and JPMorgan Chase Bank, N.A.
10.11*	Trademark Security Agreement dated as of November 26, 2008 between Vera Bradley Designs, Inc. and JPMorgan Chase Bank, N.A.
10.12*	Copyright Security Agreement dated as of November 26, 2008 between Vera Bradley Designs, Inc. and JPMorgan Chase Bank, N.A.
10.13*	Reaffirmation of Guaranty and Security Documents dated as of October 4, 2010 by Vera Bradley Designs, Inc., Vera Bradley Retail Stores, LLC and Vera Bradley International, LLC for the benefit of JPMorgan Chase Bank, N.A.
10.14†	Lease dated February 8, 1996 between Vera Bradley Designs, Inc. and Milburn, LLC
10.15*	Form of Lock-Up Agreement (filed as Exhibit D to Exhibit 1.1)
10.16	Form of Subscription Agreement
10.17	Form of Share Repurchase Agreement
21.1†	Subsidiaries of Vera Bradley, Inc.
23.1	Consent of PricewaterhouseCoopers, LLP
23.2	Consent of PricewaterhouseCoopers, LLP
23.3*	Consent of Ice Miller LLP (contained in Exhibit 5.1)
24.1†	Power of Attorney (and included on signature page)

*	To be filed by amendment.
†	Previously filed.

(b)	Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Wayne, State of Indiana, on October 1, 2010.

VERA BRADLEY, INC.

By:	/s/ Michael C. Ray
Michael C. Ray
Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

Edward M. Schmults, the undersigned director of Vera Bradley, Inc., hereby severally constitutes and appoints Michael C. Ray and Jeffrey A. Blade, and each of them singly, his true and lawful attorneys, with full power to them and each of them singly, to sign for him in his name in the capacity indicated below, all pre-effective and post-effective amendments to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and generally to do all things in his name and on his behalf in such capacity to enable Vera Bradley, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael C. Ray Michael C. Ray	Director and Chief Executive Officer (principal executive officer)	October 1, 2010

* Jeffrey A. Blade	Executive Vice President — Chief Financial and Administrative Officer (principal accounting and financial officer)	October 1, 2010

* Barbara Bradley Baekgaard	Director	October 1, 2010

* Robert J. Hall	Director	October 1, 2010

* John E. Kyees	Director	October 1, 2010

* Patricia R. Miller	Director	October 1, 2010

* P. Michael Miller	Director	October 1, 2010

/s/ Edward M. Schmults Edward M. Schmults	Director	October 1, 2010

*By:	/s/ Michael C. Ray
Michael C. Ray, as attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Second Amended and Restated Articles of Incorporation
3.2*	Amended and Restated Bylaws
4.1*	Specimen Common Stock Certificate
5.1*	Opinion of Ice Miller LLP
10.1*	Vera Bradley, Inc. 2010 Equity and Incentive Plan
10.2†	Letter Agreement with Jeffrey A. Blade
10.3†	Vera Bradley Designs, Inc. 2010 Restricted Stock Plan
10.4†	Form of Restricted Stock Award Agreement under Vera Bradley Designs, Inc. 2010 Restricted Stock Plan
10.5*	Form of Indemnification Agreement
10.6*	Amended and Restated Credit Agreement dated as of October 4, 2010 among Vera Bradley Designs, Inc. and JPMorgan Chase Bank, N.A.
10.7*	Parent Guaranty dated as of October 4, 2010 made by Vera Bradley, Inc. in favor of JPMorgan Chase Bank, N.A.
10.8*	Subsidiary Guaranty dated as of November 26, 2008 made by Vera Bradley Retail Stores, LLC and Vera Bradley International, LLC in favor of JPMorgan Chase Bank, N.A.
10.9*	Security Agreement dated as of November 26, 2008 among Vera Bradley Designs, Inc., Vera Bradley Retail Stores, LLC, Vera Bradley International, LLC and JPMorgan Chase Bank, N.A.
10.10*	Pledge Agreement dated as of November 26, 2008 among Vera Bradley Designs, Inc., Vera Bradley Retail Stores, LLC, Vera Bradley International, LLC and JPMorgan Chase Bank, N.A.
10.11*	Trademark Security Agreement dated as of November 26, 2008 between Vera Bradley Designs, Inc. and JPMorgan Chase Bank, N.A.
10.12*	Copyright Security Agreement dated as of November 26, 2008 between Vera Bradley Designs, Inc. and JPMorgan Chase Bank, N.A.
10.13*	Reaffirmation of Guaranty and Security Documents dated as of October 4, 2010 by Vera Bradley Designs, Inc., Vera Bradley Retail Stores, LLC and Vera Bradley International, LLC for the benefit of JPMorgan Chase Bank, N.A.
10.14†	Lease dated February 8, 1996 between Vera Bradley Designs, Inc. and Milburn, LLC
10.15*	Form of Lock-Up Agreement (filed as Exhibit D to Exhibit 1.1)
10.16	Form of Subscription Agreement
10.17	Form of Share Repurchase Agreement
21.1†	Subsidiaries of Vera Bradley, Inc.
23.1	Consent of PricewaterhouseCoopers, LLP
23.2	Consent of PricewaterhouseCoopers, LLP
23.3*	Consent of Ice Miller LLP (contained in Exhibit 5.1)
24.1†	Power of Attorney (and included on signature page)

*	To be filed by amendment.
†	Previously filed